                                                Filed Pursuant to Rule 424(B)(3)
                                                              Reg. No. 333-09513

                                2,400,000 SHARES

                       [LOGO OF MARKWEST APPEARS HERE]

                           MARKWEST HYDROCARBON, INC.

                                  COMMON STOCK

  The 2,400,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), offered hereby are being offered by MarkWest Hydrocarbon, Inc. (the "Company"). Prior to this offering there has been no public market for the Common Stock. See "Underwriting" for the factors considered in determining the initial public offering price. Proceeds from the Offering in the amount of $10.0 million will be used by the Company to repay indebtedness incurred by the predecessor to the Company to fund an equivalent distribution to such predecessor's partners. See "Use of Proceeds" and "Reorganization."

  The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "MWHX," subject to official notice of issuance.

  FOR A DISCUSSION OF RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 10-16.

                                ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

                                                       UNDERWRITING
                                            PRICE TO   DISCOUNTS AND PROCEEDS TO
                                             PUBLIC    COMMISSIONS*   COMPANY+
Per Share................................    $10.00        $0.70        $9.30

Total++..................................  $24,000,000  $1,680,000   $22,320,000

-------
* The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

+ Before deducting expenses of the offering payable by the Company estimated to be $585,000.

++The Company has granted the Underwriters a 30-day option to purchase up to 360,000 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is exercised in full, the total price to public will be $27,600,000, the total underwriting discounts and commissions will be $1,932,000 and the total proceeds to Company will be $25,668,000. See "Underwriting."

                                ---------------

  The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of certificates therefor will be made at the offices of Dillon, Read & Co. Inc., New York, New York, on or about October 15, 1996, against payment therefor. The Underwriters include:

DILLON, READ & CO. INC.                                 GEORGE K. BAUM & COMPANY

                The date of this Prospectus is October 9, 1996.

  At the top center of the inside front cover page is the MarkWest logo and centered below that is the phrase "Operating Facilities."

  The center of the page contains an outlined sketch of five contiguous states including Michigan, Ohio, West Virginia, Kentucky and Tennessee. These states are positioned and connected as they would be on a map of the United States.

  The location of several of MarkWest's operating facilities are indicated with a circled star within the states described above.

  Six pictures are included on the page, with one line from each circled star indicated on the map to each picture. A narrative description is written directly beneath each picture. The following pictures and narrative descriptions appear on the page: Victory Michigan Compressor Station (top left of page); West Memphis Terminal (middle left of page); Boldman NGL Extraction Plant (bottom left of page); Compressor at Kenova Extraction Plan (top right of page); Siloam Fractionation Plant (middle right of page); and Church Hill Rail Facility (bottom right of page).


                           [GRAPHICS APPEAR HERE]

                               ----------------
  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes the Underwriters' over-allotment option is not exercised. As used in this Prospectus, the terms "Company" and "MarkWest" refer, unless the context requires otherwise, to the Company, its subsidiaries, joint venture entities managed by the Company or its subsidiaries, or their interests therein, and include the business activities of MarkWest Hydrocarbon Partners, Ltd. See "Reorganization."

                                  THE COMPANY

  MarkWest Hydrocarbon, Inc. ("MarkWest" or the "Company") is engaged in natural gas processing and related services. The Company, which has grown substantially since its founding in 1988, is the largest processor of natural gas in Appalachia and recently established a venture to provide natural gas processing services in western Michigan. The independent gas processing industry has grown rapidly in the last 10 years, and the Company believes there will be substantial opportunities to grow its gas processing operations within these existing core regions and in new markets. The Company provides compression, gathering, treatment, and natural gas liquid ("NGL") extraction services to natural gas producers and pipeline companies and fractionates NGLs into marketable products for sale to third parties. The Company also purchases, stores and markets natural gas and NGLs and has begun to conduct strategic exploration for new natural gas sources for its processing activities. In the twelve months ended December 31, 1995, MarkWest produced approximately 92 million gallons of NGLs and marketed approximately 127 million gallons of NGLs.

  The Company's processing and marketing operations are concentrated in two core areas which are significant gas producing basins: the southern Appalachian region of eastern Kentucky, southern West Virginia, and southern Ohio (the "Appalachian Core Area"), and western Michigan (the "Michigan Core Area"). At the Company's processing plants, natural gas is treated to remove contaminants, and NGLs are extracted and fractionated into propane, normal butane, isobutane and natural gasoline. The Company then markets the fractionated NGLs to refiners, petrochemical companies, gasoline blenders, multistate and independent propane dealers, and propane resellers. In addition to processing and NGL marketing, the Company engages in terminalling and storage of NGLs in a number of NGL storage complexes in the central and eastern United States, and operates propane terminals in Arkansas and Tennessee.

  During 1996, the Company has taken several key steps intended to expand its operations. In January 1996, the Company commissioned a new natural gas liquids extraction plant in Wayne County, West Virginia, which replaced a 1958 vintage extraction facility owned and operated by Columbia Gas Transmission Company ("Columbia Gas"). Because the Company owns and operates this new facility, the Company will generate increased revenue, and fee revenues related to processing operations will represent a greater proportion of total revenues. In addition, the Company believes this new facility will generate greater NGL recovery from natural gas, reduce downtime for maintenance, and significantly decrease fuel costs compared to the replaced facility.

  In May 1996, the Company established West Shore Processing Company, LLC ("West Shore"), a venture in western Michigan, which the Company will develop as its Michigan Core Area. West Shore has exclusive gathering, treatment and processing agreements with companies owned by Tenneco Ventures Corporation ("Tenneco") and ENCAP Investments LLC ("ENCAP") covering the natural gas production from all wells and leases owned by it within western Michigan. West Shore also is negotiating agreements with several exploration and production companies that would result in additional dedication of natural gas production to the gathering, treatment and processing facilities of West Shore. The natural gas streams to be dedicated to West Shore will primarily be produced from an extension of the Northern Niagaran Reef trend in western Michigan. To date, over 2.5 trillion cubic feet equivalent of natural gas have been produced from the Northern Niagaran Reef trend. Upon completion of the first two phases of development, West Shore's processing operations are expected to have 30 million cubic feet per day (MMcf/D) of capacity provided by Shell Offshore, Inc. ("Shell"), and approximately 25 MMcf/D of dedicated production from currently drilled and proven wells. With a current pipeline capacity of 35 MMcf/D and deliverabilities of individual wells commonly exceeding 5 MMcf/D, the Company expects that demand at West Shore will exceed capacity. The Company also has entered into an agreement with Callon Exploration Company ("Callon") to conduct exploration activity in the Michigan Core Area. See "--Recent Developments."

INDUSTRY OVERVIEW

  Natural gas processing and related services represent a major segment of the oil and gas industry, providing the necessary service of converting natural gas into marketable energy products. When natural gas is produced at the wellhead, it must be gathered, and in some cases compressed or pressurized, for transportation via pipelines (described as gathering services) to gas processing plants. The processing plants remove water vapor, solids and other contaminants, such as hydrogen sulfide or carbon dioxide in the natural gas stream that would interfere with pipeline transportation or marketing of the gas to consumers and also extract the NGLs from the natural gas (described as treatment and extraction services, respectively). The NGLs are then subjected to various processes that cause the NGLs to separate, or fractionate, into marketable products such as propane, normal butane, isobutane and natural gasoline (described as fractionation services).

  Over the past 10 years, independent gas processing has experienced significant growth. In 1995, independent natural gas processing companies accounted for 319,000 barrels per day of NGL production, or approximately 23% of total U.S. NGL production by the 20 largest U.S. natural gas producers, compared to less than 4% of such producers' NGL production in 1985. The increase in the independent gas processing industry has resulted in part from the divestiture by major energy companies and interstate pipeline companies of their gas gathering and processing assets and the decision by many such companies to outsource their gas processing needs.

  An important factor expected to contribute to the continuing growth of independent processing companies is the upward trend of gas consumption and production in the United States. Natural gas consumption in the United States has increased from 16.2 trillion cubic feet (Tcf) per year in 1986 to 21.3 Tcf per year in 1995, and is forecast to increase to 24.0 Tcf per year by the year 2000. The number of natural gas rigs in service also has recently increased. From June 1995 to June 1996, the number of natural gas rigs in service rose from 340 to 464. This natural gas rig count is the highest in over four years, and, as a percentage of total oil and gas rigs in service, the highest in the last decade. Many newly discovered gas wells and gas fields will require access to gathering and processing infrastructure, providing significant opportunities for growth-oriented independent gas processing companies such as MarkWest.

STRATEGY

  The Company's primary objective is to achieve sustainable growth in cash flow and earnings by increasing the volume of natural gas that it gathers and processes and the volume of NGLs that it produces and markets. To achieve this objective, the Company employs a number of related strategies.

  Geographic Core Areas. The Company emphasizes opportunities for investment in geographic core areas where there is significant potential to achieve a position as the area's dominant natural gas processor. The Company believes that growth in core areas can be achieved by developing processing facilities both in areas where a large energy or pipeline company requires processing services and in areas where there is significant potential for natural gas production but not significant processing capacity.

  Long-Term Strategic Relationships. The Company seeks strategic relationships with the dominant pipelines and gas producers in each area in which the Company operates. In the Appalachian Core Area, MarkWest owns three processing plants that process natural gas or NGLs dedicated by Columbia Gas. In its Michigan Core Area, the Company has entered into gas supply and processing relationships with Shell and Michigan Production Company, LLC ("MPC"), a company jointly owned by Tenneco and ENCAP.

  NGL Marketing. The Company strives to maximize the downstream value of its gas and liquid products by marketing directly to distributors and resellers. Particularly in the area of NGL marketing, the Company minimizes the use of third party brokers and instead supports a direct marketing staff focused on refiners, petrochemical companies, gasoline blenders, and multistate and independent propane dealers. Additionally, the Company uses its own truck and tank car fleet, as well as its own terminals and storage facilities, to provide supply reliability to its customers. All of these efforts have allowed the Company to maintain pricing of its NGL products at a premium to Gulf Coast spot prices.

  Cost-Efficient Operations. The Company seeks a competitive advantage by utilizing in-house processing and operating expertise to provide lower-cost service. To provide competitive processing services, the Company emphasizes facility design, project management and operating expertise that permits efficient installation and operation of its facilities. The Company has in-house engineering personnel who oversee the design and construction of the Company's processing plants and equipment.

  Acquisitions. The Company believes that there are significant opportunities to make strategic acquisitions of gathering and processing assets because of the divestiture by major energy companies and interstate pipeline companies of their gas gathering and processing assets. The Company pursues acquisitions that can add to existing core area investments or can lead to new core area investments.

  Exploration as a Tool to Enhance Gas Processing. The Company maintains a strategic gas exploration effort that is designed to permit the Company to gain access to additional natural gas supplies within its existing core areas and to gain foothold positions in production regions that the Company might develop as new core processing areas.

RECENT DEVELOPMENTS

  In May 1996, the Company entered into arrangements for the establishment of West Shore, a company jointly owned with Michigan Energy Company, LLC ("MEC"). At the present time, the assets of West Shore consist of a 31-mile sour gas pipeline that is situated in Manistee and Mason Counties, Michigan (the "Basin Pipeline"), and a number of processing contracts. West Shore will be dedicated to natural gas gathering, treatment and processing and NGL marketing in western Michigan. MarkWest is the operator of West Shore.

  The Company has entered into agreements to construct approximately 50 miles of pipeline to provide access to processing services to existing shut-in wells owned by MPC and providing it the right to construct a new 50 million cubic feet per day plant to extract NGLs. In addition, the Company expects either to construct a new treatment plant or to expand Shell's existing plant capacity to treat the sour gas predominant in the Michigan Core Area. The activities contemplated by such agreements, together with the further development of West Shore and the Basin Pipeline, are referred to herein as the "Michigan Project."

  Substantially all of the natural gas produced from the western region of the Michigan Core Area is sour. While several successful large wells have been developed in the region, the natural gas producers have lacked adequate gathering and processing facilities for sour gas, and development of the trend has been inhibited as a result. With the additional capacity to be provided by West Shore's sour gas pipeline and processing and treatment facilities, the Company expects further development in western Michigan which will create demand for West Shore's gathering and processing services. See "Business-- Natural Gas Processing and Related Services--Michigan Core Area."

REORGANIZATION

  The Company was incorporated as a Delaware corporation in 1996 to act as the successor to the business of MarkWest Hydrocarbon Partners, Ltd. ("MarkWest Partnership"), a Colorado limited partnership formed in 1988. Upon effectiveness of the Offering, the Company will succeed to the business, assets and liabilities of MarkWest Partnership. See "Reorganization" and "Certain Transactions." The description of the Company and its business included in this Prospectus assumes the consummation of the reorganization transactions.

  The Company's principal executive offices are located at 5613 DTC Parkway, Suite 400, Englewood, Colorado 80111. Its telephone number is (303) 290-8700.

                                  THE OFFERING

Common Stock offered by the Company.... 2,400,000 shares
Common Stock to be Outstanding after
 the Offering (1)...................... 8,125,000 shares
Use of Proceeds........................ Repayment of indebtedness (including
                                        $10.0 million of indebtedness incurred
                                        to make $10.0 million of distributions
                                        to partners
                                        of MarkWest Partnership). See "Use of
                                        Proceeds" and "Certain Transactions--
                                        Partnership Distributions."
Nasdaq National Market Symbol.......... MWHX

--------
  (1) Excludes (i) 163,695 shares issuable upon exercise of stock options outstanding as of the effective date of the Offering with a weighted average exercise price of $7.11 per share under the Company's 1996 Stock Incentive Option Plan; (ii) 486,305 shares reserved for future issuance under the 1996 Stock Incentive Plan; and (iii) 20,000 shares reserved for future issuance under the Company's 1996 Non-Employee Director Stock Option Plan.

           SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA*
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 SIX MONTHS
                                  YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                                  --------------------------  -----------------
                                   1993     1994      1995      1995     1996
                                  -------  -------  --------  --------  -------
                                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Plant revenue..................  $34,212  $33,056  $ 33,823  $ 17,225  $18,045
 Terminal and marketing
  revenue.......................   19,756   13,666    13,172     5,200    9,831
 Oil and gas and other
  revenue.......................    1,783    1,830     1,075       501      744
 Gain on sale of oil and gas
  properties (1)................       --    4,275        --        --       --
                                  -------  -------  --------  --------  -------
     Total revenues.............   55,751   52,827    48,070    22,926   28,620
Costs and expenses:
 Plant feedstock purchases......   23,155   21,582    17,308     8,608    8,538
 Terminal and marketing
  purchases.....................   18,845   11,497    11,937     4,829    8,683
 Operating expenses.............    6,504    4,393     4,706     2,005    2,979
 General and administrative
  expenses......................    3,747    3,654     4,189     2,064    2,140
 Depreciation, depletion and
  amortization..................    1,565    1,942     1,754       852    1,326
 Reduction in carrying value of
  assets (2)....................       --    2,950        --        --       --
                                  -------  -------  --------  --------  -------
     Total costs and expenses...   53,816   46,018    39,894    18,358   23,666
Operating income................    1,935    6,809     8,176     4,568    4,954
Interest expense, net of
 interest income................   (1,395)  (1,689)     (352)     (300)    (466)
                                  -------  -------  --------  --------  -------
Net income before extraordinary
 item...........................      540    5,120     7,824     4,268    4,488
Extraordinary loss on
 extinguishment of debt.........       --       --    (1,750)       --       --
                                  -------  -------  --------  --------  -------
Net income (3)..................  $   540  $ 5,120  $  6,074  $  4,268  $ 4,488
                                  =======  =======  ========  ========  =======
PRO FORMA INFORMATION
 (UNAUDITED):
Historical income before income
 taxes, extraordinary item, and
 cumulative effect of change in
 accounting principle...........  $   540  $ 5,120  $  7,824  $  4,268  $ 4,488
Pro forma provision for income
 taxes..........................      228    1,424     2,937     1,667    1,670
                                  -------  -------  --------  --------  -------
Pro forma net income (3)........  $   312  $ 3,696  $  4,887  $  2,601  $ 2,818
                                  =======  =======  ========  ========  =======
Pro forma net income, as
 adjusted (4)...................                    $  5,204            $ 3,138
                                                    ========            =======
Pro forma net income, combined
 (5)............................                    $  5,173            $ 3,096
                                                    ========            =======
PRO FORMA PER COMMON SHARE:
Pro forma net income............  $  0.06  $  0.65  $   0.86  $   0.46  $  0.49
                                  =======  =======  ========  ========  =======
Pro forma weighted average
 common shares outstanding (6)..    5,601    5,687     5,713     5,713    5,748
                                  =======  =======  ========  ========  =======
Pro forma net income, as
 adjusted (7)...................                    $   0.67            $  0.39
                                                    ========            =======
Pro forma net income, combined
 (5)............................                    $   0.67            $  0.38
                                                    ========            =======
Pro forma weighted average
 shares outstanding, as adjusted
 (6)............................                       7,716              8,148
                                                    ========            =======
STATEMENT OF CASH FLOWS DATA:
Cash flows from operating
 activities.....................  $ 2,217  $   994  $  5,436  $ 10,671  $10,945
Cash flows provided by (used in)
 investing activities...........  $(6,917) $ 9,068  $(12,610) $ (5,212) $(2,569)
Cash flows provided by (used in)
 financing activities...........  $  (315) $(5,886) $  2,467  $(10,514) $(8,471)
OTHER DATA:
NGL production (gallons)........   93,355   99,735    92,239    49,826   43,094
EBITDA (8)......................  $ 3,500  $ 7,426  $  9,930  $  5,420  $ 6,280
Capital expenditures............  $ 6,941  $ 1,442  $ 12,426  $  5,297  $ 2,522
Partnership distributions.......  $ 3,040  $   320  $  4,150  $  3,381  $ 3,219

                                                      JUNE 30, 1996
                                           -----------------------------------
                                                                 PRO FORMA, AS
                                           ACTUAL  PRO FORMA (9) ADJUSTED (10)
                                           ------- ------------- -------------
                                                       (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents................. $   666    $  896        $  281
Working capital...........................   5,144     5,274         4,759
Total assets..............................  43,991    44,321        43,606
Total debt................................  12,350    22,350            --
Total partners' capital/stockholders'
 equity...................................  26,464    13,488        35,223

--------
* The financial information set forth is that derived from the financial statements and operating data of MarkWest Partnership, the predecessor to the Company.

  (1)Represents the gain on the sale of a significant portion of the Company's oil and gas producing assets for proceeds of approximately $10.1 million.

  (2)Represents a $2.2 million write-down to estimated realizable value of an isomerization unit that was shut down, a $347,000 charge relating to a catalyst used in the isomerization process and a $361,000 charge for the write-down of non-productive equipment related to various business development projects.

  (3)Net income for all periods presented includes no income tax effects because the Company operated as a partnership (non-taxable entity) during these periods. Pro forma net income is presented for purposes of comparability assuming the Company was a taxable entity for all periods presented.

  (4)Pro forma net income, as adjusted, reflects pro forma net income adjusted for the reduction in interest expense resulting from the application of a portion of the estimated proceeds of this Offering to repay indebtedness outstanding prior to the Offering. See "Use of Proceeds" and the Unaudited Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus.

  (5)Pro forma net income combined presents pro forma net income, as adjusted, giving effect to the Basin acquisition. The amounts presented are computed based on MarkWest Partnership's ownership interest in Basin as of June 30, 1996 of 5.3%. MarkWest Partnership intends to acquire additional ownership of Basin through capital expenditures through the end of 1997, at which time it is expected the ownership interest will be 60%. If the 60% ownership interest was used, the pro forma net income combined per common share amounts would be $0.66 and $0.34 for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively. See the Unaudited Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus for detailed computations of the pro forma effects at both ownership levels.

  (6)See the Unaudited Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus.

  (7)Pro forma net income, as adjusted, per common share is presented to give effect to the issuance of the number of shares required for net proceeds to repay indebtedness outstanding prior to the Offering, including the indebtedness incurred to fund the Partnership Distribution. The amount is computed by dividing pro forma net income, as adjusted, as described in (4) above, by the total of the pro forma weighted average common shares outstanding prior to the Offering plus the additional shares for which the net proceeds will be used to repay the indebtedness.

  (8)EBITDA represents earnings before interest income, interest expense, income taxes, depreciation, depletion and amortization, gain on sale of oil and gas properties, reduction in carrying value of assets and extraordinary items. EBITDA, as defined by the Company, may not be comparable to similarly titled measures used by other companies. EBITDA, which is not a measure under generally accepted accounting principles, is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income, or as an indicator of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See the Company's Consolidated Statements of Cash Flows in the Consolidated Financial Statements included elsewhere in this Prospectus. The Company has included EBITDA because it understands that such measure is used by certain investors to determine the Company's ability to service its indebtedness. In addition, the Company uses EBITDA to measure its performance against its industry peer group. EBITDA should not be used as an indicator of the performance of the Company's operating, investing or financing activities.

  (9)Gives effect to the Reorganization, the accrual of $3.2 million of deferred income tax liabilities and the Partnership Distribution (as hereinafter defined). See "Reorganization" and the Unaudited Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus.

  (10)Further adjusted to reflect the sale of 2,400,000 shares of Common Stock offered hereby and the application of the estimated net proceeds from the Offering. See "Use of Proceeds."

                              CERTAIN DEFINITIONS

  The definitions set forth below apply to the terms used in this Prospectus:

"Bcf" means billion cubic feet of natural gas.

"Dedicated reserves" means natural gas reserves subject to long-term contracts providing for the dedication to the Company's facilities for purchase or processing of all gas produced from all formations on designated properties for periods typically ranging from 10 to 20 years.

"EPA" means the Environmental Protection Agency.

"Extraction" means removing liquid and liquefiable hydrocarbons from natural gas.

"FERC" means the Federal Energy Regulatory Commission.

"Fractionation" is the process by which the NGL stream is subjected to controlled temperatures, causing the NGLs to separate, or fractionate, into the separate NGL products ethane, propane, butane, isobutane and natural gasoline.

"Mcf" means thousand cubic feet of natural gas.

"MGal/D" or "MGal per day" mean thousand gallons per day.

"MMcf" means million cubic feet of natural gas.

"MMcf/D" or "MMcf per day" means million cubic feet per day.

"NGLs" means natural gas liquids.

"Processing" includes treatment, extraction and fractionation. "Processing contracts" are those supply contracts dedicated to Company facilities whereby title to the gas and marketing rights for such gas may remain with the gas producer.

"Sour gas" means natural gas which contains sulfur compounds in excess of a specified amount.

"Tcf" means trillion cubic feet of natural gas.

"Treatment" refers to the removal of water vapor, solids and other contaminants, such as hydrogen sulfide or carbon dioxide, contained in the natural gas stream that would interfere with pipeline transportation or marketing of the gas to consumers.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.

COMMODITY PRICE RISKS

  The Company's products, including NGLs, natural gas and related by-products, are commodities. As such, their prices are often subject to material changes in response to relatively minor changes in supply and demand, general economic conditions and other market conditions over which the Company has no control. Other conditions affecting the Company's business include the availability and prices of competing commodities and of alternative energy and feedstock sources (primarily oil), government regulation, industry-wide inventory levels, the seasons, the weather and the impact of energy conservation efforts. The Company's principal NGL product is propane, sales of which accounted for approximately 70% of the Company's total revenues during 1995 and approximately 69% of the Company's total revenues during the six months ended June 30, 1996. Propane sold to the Company's customers is used primarily for home heating, and therefore the demand tends to be seasonal, increasing sharply in the winter months. Demand for, and prices of, propane also depend, to a large extent, upon the severity of the weather in the Company's operating areas during the winter months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General,"
"--Seasonality" and "Business--Industry Overview."

  Under the Company's keep-whole contracts, which accounted for approximately 70% of the Company's total revenues during 1995 and approximately 58% of the Company's total revenues during the six months ended June 1996, a principal cost of processing gas is the reimbursement to the natural gas producers for the energy (measured in BTUs) extracted from the natural gas stream in the form of NGLs and consumed as fuel during processing, less the amount of energy the Company is contractually entitled to retain. Profitability under such contracts is largely influenced by the margin between NGL sales prices and the cost of such reimbursement (which cost is directly related to the price of natural gas), and may be negatively affected by increases in natural gas prices. A contraction of the margin between the two prices may result in a reduction in the Company's operating margin. A prolonged contraction of such margin could have a material adverse effect on the financial condition and results of operations of the Company. See "Business--Natural Gas Processing and Related Services--Gas Processing Contracts and Natural Gas Supply."

AVAILABILITY OF NATURAL GAS SUPPLY

  Natural gas is the source of the Company's NGLs. To maintain throughput in its NGL extraction and fractionation systems, the Company must continually contract to process additional natural gas provided from new or existing sources. Future natural gas supplies available for processing at the Company's plants will be affected by a number of factors that are not within the Company's control, including partial or complete shut downs of major pipelines supplying the Company's processing plants, the depletion rate of gas reserves currently connected and the extent of exploration for, production and development of, and demand for natural gas in the areas in which the Company operates. Over 95% of the natural gas processed by the Company is dedicated under contracts with remaining terms of one year or more. However, long-term contracts do not protect the Company from shut-ins or supply curtailments by gas suppliers or from depletion of gas reserves. Although the Company has historically been successful in contracting for new gas supplies and in renewing gas supply contracts as they have expired, there can be no assurance that the Company will in the future be successful in renewing or increasing its access to natural gas supply or the throughput of its processing facilities. See "Business--Natural Gas Processing and Related Services."

DEPENDENCE ON MAJOR PIPELINES

  In recent years, all of the Company's gas volume has been delivered through the Columbia Gas pipeline gathering systems. Columbia Gas has, from time to time, sold portions of its transmission and gathering systems.

The Company has been informed by Columbia Gas that it intends to engage in negotiations with third parties regarding the possible sale of all or a portion of the gathering systems that provide throughput to the Company's plants. If Columbia Gas were to sell such systems or change its policies significantly with respect to gas transported for producers, other sources of natural gas might have to be obtained. There can be no assurance that adequate alternative sources of natural gas will be available or that such sources will be available at prices that are as favorable to the Company as existing arrangements. See "Business--Natural Gas Processing and Related Services."

RISKS OF NGL AND NATURAL GAS MARKETING

  The profitability of the NGL and natural gas marketing operations of the Company depends in large part on the ability of the Company's management to assess and respond to changing market conditions in negotiating natural gas purchase and/or processing agreements and NGL and natural gas sales agreements. The inability of management to respond appropriately to changing market conditions could have a negative effect on the Company's profitability. The duration of the Company's natural gas processing contracts range from one-time spot purchase and processing agreements to 15 years. Under certain longer-term agreements, the Company is obligated to purchase or sell specified quantities of natural gas at prices related to the market price. Although the Company attempts to match its long-term purchase obligations with long-term sales obligations, it is still subject to price risk, particularly where the index or market for determining the purchase price under a purchase contract is different from the index or market for determining the sales price under the corresponding sales contract. Because longer-term purchase contracts may permit some variation in the amount the producer is obligated to deliver or a purchaser is obligated to purchase, matched contracts may result in an imbalance of the natural gas volumes the Company is obligated to purchase and sell. See "Business--Gas Processing Contracts and Natural Gas Supply."

RISKS OF OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES

  To date, the Company has conducted only limited exploration and production activities for new natural gas sources as a supporting function for its processing services. However, the Company expects to make significant investments in exploration and production activities in the Michigan Core Area and elsewhere. Exploration and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that the Company's natural gas exploration efforts will be productive or that the Company will recover all or any portion of its investment in such activities. Drilling for natural gas may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company's control, including a substantial or extended decline in the price for oil and natural gas, title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services. See "Business-- Exploration and Production."

RISKS RELATING TO THE MICHIGAN PROJECT

  In May 1996, the Company entered into a number of agreements providing for the development of gathering, treatment and processing facilities in the Michigan Core Area. See "Business--Natural Gas Processing and Related Services--Michigan Core Area." There can be no assurance that the projects proposed by the Company in Michigan can be completed in the time frame projected or within the current budget or that upon completion the Company will be able to successfully integrate the newly developed assets into the Company's business. In addition, certain of the assets acquired in the Michigan Core Area have a history of losses. There can be no assurance that the Company will be able to operate its Michigan Core Area assets in a profitable manner or recover all or any portion of its investment in the Michigan Core Area.

GENERAL BUSINESS RISKS

  The Company and its affiliates are subject to all of the risks generally associated with the gathering, processing, transportation and storage of natural gas and NGLs, including damage to its own and third-party pipelines, storage facilities, related equipment and surrounding properties caused by weather and other acts of God, construction and farm equipment, automobiles, fires and explosions, as well as leakage of natural gas and spills of NGLs. The Company's exploration and production operations are subject to hazards and risks inherent in drilling for and production of oil and natural gas, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, any of which could result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to the property of the Company and others. The Company's operations in the Michigan Core Area are subject to additional risks resulting from the processing and treatment of sour gas, including an increased risk of property damage, bodily injury or death from the highly toxic nature of sour gas. The Company's operating storage facilities incorporate certain primary and backup equipment which, in the event of mechanical failure, might take some time to replace, and the operation of such storage facility could be materially impaired. The Company does not fully insure against such risks, nor does the Company insure against potential loss of product in such storage facilities. Losses resulting from the occurrence of such events in excess of the Company's insurance could have a material adverse effect on the financial condition and results of operation of the Company. See "Business--Operational Risks and Insurance."

POTENTIAL VARIABILITY IN QUARTERLY OPERATING RESULTS

  The Company's quarterly revenues and operating results have varied significantly in the past and are likely to vary substantially from quarter to quarter in the future. Quarterly revenues and operating results may fluctuate as a result of changes in availability of and prices for natural gas and changes in demand for gas and NGLs because of weather and variability in demand for NGLs used as feedstocks in the petrochemical, refining and other industries. Approximately 70% of the Company's total revenues during 1995 and approximately 69% of the Company's total revenues during the six months ended June 1996 resulted from the sale of propane. The strongest demand for propane and the highest propane sales margins generally occur during the winter heating season. As a result, the Company recognizes the greatest proportion of its operating income during the first and fourth quarters of the year. Operating results may also vary based upon the prices of natural gas purchased by the Company. Because of the foregoing factors, the Company's operating results for any particular quarterly period may not be indicative of results for future periods and there can be no assurance that the Company will be able to achieve or maintain profitability on a quarterly or annual basis in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

DEPENDENCE ON CERTAIN CUSTOMERS

  Sales to Ashland Petroleum Company and Ashland Chemical Company (collectively, "Ashland") and Ferrellgas, L.P. ("Ferrellgas") accounted for 14% and 9%, respectively, of the Company's revenues during the first six months of 1996 and 18% and 8%, respectively, of the Company's revenues during 1995. The existing contracts with Ashland expired in August 1996. Negotiations for renewal of these contracts have been completed, and the Company expects to execute new contracts with Ashland by the end of September 1996 providing for a new three-year term effective September 1, 1996. The existing contracts with Ferrellgas expire April 30, 1997. To the extent that Ashland, Ferrellgas and other customers may reduce volumes under existing contracts, the Company would be adversely affected unless it were able to make comparably profitable arrangements with other customers. See "Business--Sales and Marketing."

GOVERNMENT REGULATION

  Many aspects of the gathering, processing, marketing and transportation of gas and NGLs by the Company are subject to federal, state and local laws and regulations that can have a significant effect upon its operations. For example, construction and operation of the Company's facilities require governmental permits and approvals. Changes to federal laws and regulations applicable to interstate transportation of gas implemented primarily during the last five years have encouraged competition in nationwide markets for natural gas sales and have fundamentally changed the business and regulatory environment in which the Company markets and sells natural gas. Many of these regulatory changes have been promulgated by the FERC. FERC regulation is still evolving and is subject to future modifications by the FERC and the courts. The Company cannot predict the final requirements of the FERC initiatives or their effect on the availability or cost of transportation services to the Company or natural gas supplies associated with such transportation services. See "Business--Government Regulation."

  The Company's Kenova extraction plant was built to replace an older plant owned by Columbia Gas. Columbia Gas has initiated proceedings with FERC seeking abandonment approval for the replaced plant. The Company believes that its gas processing plants are exempt from FERC jurisdiction, and has specifically requested a ruling from FERC confirming that the new Kenova extraction plant is exempt from FERC jurisdiction. There can be no assurance, however, that FERC will confirm such exemption. In the event FERC does not confirm such exemption, the rates charged by the Company for processing services at the Kenova plant would be subject to regulation by FERC, and such rates and regulation could affect the volume of natural gas delivered to the facility by producers. If imposed, such regulation could have a material adverse effect on the Company's results of operations. See "Business-- Government Regulation."

ENVIRONMENTAL MATTERS

  Certain aspects of the Company's activities are subject to laws and regulations designed to protect the environment. The cost of compliance with such environmental laws that affect the Company can be substantial and could have a materially adverse effect on the Company's financial condition. Additionally, these laws could impose liability for remediation costs or result in civil or criminal penalties for non-compliance. Environmental laws frequently impose "strict liability" on property owners, facility operators and certain other persons, which means that in some situations the Company could be liable for cleanup costs resulting from improper conduct or conditions caused by previous property owners, operators, lessees or other persons not associated with the Company. Blowouts, ruptures or spills occurring in connection with the Company's exploration and production activities, as well as accident or breakage in any of the Company's natural gas gathering, processing or related facilities, or at the Company's NGL storage facilities, could subject the Company to liability for substantial cleanup costs for resulting spills, leaks, emissions or other damage to the environment or other property. See "Business--Environmental Matters."

COMPETITION

  The Company's competitors in its respective lines of business include major integrated oil and gas companies, affiliates of major interstate and intrastate pipeline companies and national and local natural gas gatherers, NGL brokers and distributors of varying size, financial resources and experience. Many of these competitors, particularly those affiliated with major integrated oil and gas and interstate and intrastate pipeline companies, have financial resources substantially greater than those of the Company and control supplies of natural gas and NGLs substantially greater than those available to the Company. In addition, producers of natural gas and NGLs have the ability to sell directly to customers in competition with the Company and in periods of ample supply may do so at prices below the prices in the Company's natural gas and NGLs sales contracts. Certain regulatory actions of the FERC have also increased competition in natural gas and NGL marketing. See "Business--Competition" and "--Government Regulation."

DEPENDENCE ON KEY PERSONNEL

  The Company is highly dependent on a limited number of key management personnel, particularly John M. Fox, its Chief Executive Officer, Brian T. O'Neill, its Chief Operating Officer and Arthur Denney, its Vice President of Engineering and Business Development. The Company's future success will also depend, in part, on its ability to attract and retain highly qualified personnel. There can be no assurance that the Company will be successful in hiring or retaining qualified personnel. The loss of key personnel to death, disability or termination, or the inability to hire and retain qualified personnel, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has key-person life insurance on Messrs. Fox and O'Neill. See "Management."

RISKS PERTAINING TO ACQUISITIONS

  An important element of the Company's business strategy has been, and continues to be, to expand through acquisitions. The Company's future growth is partially dependent upon its ability to identify suitable acquisitions and effectively integrate acquired assets with the Company's operations. There can be no assurance that suitable assets will be available for acquisition by the Company, that such assets will be available on terms acceptable to the Company or that competition for such assets will not render such acquisitions economically infeasible. In addition, there can be no assurance that financing will be available to fund future acquisitions, or, if available, that the cost of such funds will be available on terms favorable to the Company. In connection with certain acquisitions, the Company may also be required to assume certain liabilities, including environmental liabilities, known or unknown, in connection with future acquisitions. See "--Environmental Matters."

NO PRIOR PUBLIC MARKET; DETERMINATION OF OFFERING PRICE; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this Offering, there has been no public market for the Company's Common Stock and there can be no assurance that an active trading market for the Common Stock will develop or be sustained after this Offering. In the event that the Company's Common Stock is thinly traded, stockholders may not be able to sell a significant amount of Common Stock at the price quoted or at all. The initial public offering price for the Common Stock will be determined by negotiation between the Company and the Managing Underwriters based on several factors and may bear no relationship to the market price of the Common Stock subsequent to this Offering. Following this Offering, the market price for the Common Stock may be highly volatile depending on various factors, including the general economy, stock market conditions, announcements by the Company, its suppliers or competitors and fluctuations in the Company's operating results. In addition, the stock market historically has experienced volatility which has affected the market price of securities of many companies and which has sometimes been unrelated to the operating performance of such companies. The trading price of the Common Stock could also be subject to significant fluctuations in response to variations in quarterly results of operations, changes in earnings estimates by analysts, governmental regulatory action, general trends in the industry and overall market conditions, and other factors. See "Underwriting."

CONTROL BY SIGNIFICANT STOCKHOLDERS

  After giving effect to the Offering, John M. Fox, the Company's Chief Executive Officer, and Brian T. O'Neill, the Company's Chief Operating Officer, (collectively, the "Significant Stockholders"), will control approximately 60% of the outstanding Common Stock (58% if the Underwriters' over-allotment option is exercised in full). If they decide to vote together, these stockholders would be able to elect all of the Company's directors, control the management and policies of the Company and determine the outcome of any matter submitted to a vote of the Company's stockholders. Provisions of the Company's Certificate of Incorporation also strengthen the control of the Significant Stockholders over the Company and may act to reduce the likelihood of a successful attempt to take over the Company or acquire a substantial amount of Common Stock without their consent. See "Principal Stockholders" and "Description of Capital Stock."

CONFLICTS OF INTEREST

  Currently, the Company and MAK-J Energy Partners, Ltd. ("MAK-J Energy"), an entity controlled by John M. Fox, the President and Chief Executive Officer of the Company, own 49% and 51% undivided interests, respectively, in certain oil and gas properties that the Company operates pursuant to joint venture agreements governing such properties. See "Business--Exploration and Production" and "Certain Transactions--Investments with Affiliate." Pursuant to the agreements, the Company provides certain management and administrative services related to the properties for which MAK-J Energy pays the Company a monthly fee. While the amount of the monthly fee will in the future be subject to renegotiation and approval by the Company's independent directors, the monthly fee for fiscal 1996 was not negotiated on an arm's length basis. Moreover, conflicts of interest may arise regarding such oil and gas activities, including decisions regarding expenses and capital expenditures and the timing of the development and exploitation of the properties.

  Mr. Fox has agreed that as long as he is an officer or director of the Company and for two years thereafter, he will not, directly or indirectly, participate in any future oil and gas exploration or production activities with the Company except and to the extent that the Company's independent and disinterested directors deem it advisable and in the best interests of the Company to include one or more additional participants, which participants may include entities controlled by Mr. Fox. Additionally, Mr. Fox has agreed that as long as he is an officer or director of the Company and for two years thereafter, he will not, directly or indirectly participate in any future oil and gas exploration or production activity that may be in competition with exploration or production activities of the Company except and to the extent that Mr. Fox has first offered the Company the opportunity to participate in that activity and the Company's independent and disinterested directors deem it advisable and in the best interests of the Company not to participate in that activity. The terms of any future transactions between the Company and its directors, officers, principal stockholders or other affiliates, or the decision to participate or not participate in transactions offered by the Company's directors, officers, principal stockholders or other affiliates will be approved by a majority of the Company's independent and disinterested directors. The Company's Board of Directors will use such procedures in evaluating their terms as are appropriate considering the fiduciary duties of the Board of Directors under Delaware law. In any such review the Board may use outside experts or consultants including independent legal counsel, secure appraisals or other market comparisons, refer to generally available statistics or prices or take such other actions as are appropriate under the circumstances. Although such procedures are intended to ensure that transactions with affiliates will be on an arm's length basis, no assurance can be given that such procedures will produce such result.

POSSIBLE ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

  The Certificate of Incorporation and Bylaws of the Company include certain provisions that may be deemed to have anti-takeover effects and may delay, defer, or prevent a takeover attempt that a stockholder of the Company might consider to be in the best interest of the Company or its stockholders. These provisions authorize 5,000,000 shares of preferred stock that may be issued from time to time by the Board of Directors of the Company with such powers, rights, preferences and limitations as may be designated by the Board of Directors. The Company's Bylaws provide that directors are elected in three classes for a three-year term for each class. This provision limits the ability of a controlling stockholder to change the composition of the Board of Directors for at least two years. The Company also is subject to Section 203 of the Delaware General Corporation Law ("Section 203") regulating corporate takeovers. Section 203 prevents Delaware corporations from engaging, under certain circumstances, in a business combination with any "interested stockholder" for three years after the date such stockholder became an "interested stockholder." See "Description of Capital Stock--Change of Control Provisions."

DILUTION

  Purchasers of Common Stock in the Offering will experience immediate and substantial dilution in the amount of $5.72 in the net tangible book value per share of Common Stock from the initial public offering price. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

  The availability for sale of certain shares of Common Stock held by existing stockholders of the Company after this Offering could adversely affect the market price of the Common Stock. Prior to the Offering, the Company will have outstanding 5,725,000 shares of its Common Stock. In addition, the Company will have 163,695 shares reserved for issuance upon the exercise of options granted under the Company's 1996 Stock Incentive Plan, 486,305 shares reserved for future issuance under the 1996 Stock Incentive Plan and 20,000 shares reserved for future issuance under the Company's 1996 Non-Employee Director Stock Option Plan. Of the 8,125,000 shares of Common Stock to be outstanding following this Offering, the 2,400,000 shares being offered by the Company hereby will be freely tradeable without restrictions or additional registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 5,725,000 shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities

Act. Of these shares, except as limited by lock-up agreements, up to 5,513,279 shares will be eligible for resale pursuant to Rule 144 under the Securities Act ("Rule 144"). In connection with this Offering, all executive officers and directors and certain other stockholders of the Company have agreed not to offer, sell or otherwise dispose of a total of 5,480,610 shares held by them for a period of 180 days after the effective date of this Offering, without the prior written consent of Dillon, Read & Co. Inc. As many as all of the shares subject to this lockup agreement would otherwise be available for resale upon the effective date of the Offering under Rule 144. Sales of a substantial amount of the currently outstanding shares of Common Stock in the public market may adversely affect the market price of the Common Stock and the ability of the Company to raise additional capital by occurring at a time when it would be beneficial for the Company to sell securities. See "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

                                 REORGANIZATION

  The Company was incorporated in June 1996 to act as the successor to MarkWest Partnership. MarkWest Partnership was formed in 1988 and has conducted the business of the Company since such date. Concurrently with the effectiveness of the Offering, the Company will acquire from the current partners of MarkWest Partnership all of the partnership interests in MarkWest Partnership pursuant to a reorganization agreement entered into among the Company, MarkWest Partnership, and each of the partners of MarkWest Partnership (the "Reorganization Agreement"). Immediately following the Company's acquisition of the MarkWest Partnership interests, MarkWest Partnership will be dissolved and the Company will succeed to the business, assets and liabilities of MarkWest Partnership. In addition, pursuant to the Reorganization Agreement, RIMCO Partners L.P. and RIMCO Partners, L.P. II, holders of an option to purchase 3.5% of the outstanding equity of MarkWest Partnership, or an equivalent interest in its successor, have agreed to exercise such option for shares of Common Stock of the Company upon consummation of the transactions contemplated by the Reorganization Agreement. Approximately 200,375 shares of Common Stock will be issued upon exercise of such option. The Company believes that the transactions contemplated by the Reorganization Agreement (referred to in this Prospectus as the "Reorganization") will qualify as a tax-free reorganization for United States federal income tax purposes.

  Under the terms of the Reorganization Agreement, the consideration paid by the Company to acquire the partnership interests from the partners of MarkWest will consist of an aggregate of 5,725,000 shares of the Company's Common Stock. The Reorganization Agreement provides that the partners will receive shares representing a fully diluted percentage of the Company's Common Stock to be outstanding immediately after consummation of the Reorganization (calculated prior to the issuance of the Shares in the Offering) substantially equivalent to the partners' interests in MarkWest Partnership. The partnership interests in MarkWest Partnership exchanged in the Reorganization for shares of the Company's Common Stock were originally purchased from MarkWest Partnership for an equivalent average price per share of Common Stock equal to $2.36. See "Dilution."

  MarkWest Partnership currently has outstanding options issued to employees that grant such employees the right to purchase partnership interests representing approximately 3% of the fully diluted aggregate partnership interests in MarkWest Partnership. As part of the Reorganization, such employee options to purchase MarkWest Partnership interests will be replaced by 163,695 options to purchase shares of the Company's Common Stock granted pursuant to the Company's 1996 Stock Incentive Plan. These options are exercisable at a per share price equal to the total consideration that would have been paid by a given individual to acquire all of the interest in MarkWest Partnership that such individual was entitled to acquire, divided by the total number of options received by such individual as part of the Reorganization. See "Management-- Compensation Plans--1996 Stock Incentive Plan."

  Immediately prior to consummation of the Reorganization, MarkWest Partnership intends to make distributions of $10.0 million to its partners as a partial return of capital (the "Partnership Distribution"). See "Certain Transactions-- Partnership Distributions." MarkWest Partnership intends to borrow the funds necessary to make the Partnership Distribution under MarkWest Partnership's bank credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Financing Facilities." The Company intends to repay substantially all of such borrowings with the net proceeds of this Offering. See "Use of Proceeds."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,400,000 shares of Common Stock offered hereby, at the initial public offering price of $10.00 per share, after deduction of the underwriting discounts and commissions and offering expenses payable by the Company, will be approximately $21.7 million ($25.1 million if the Underwriters' over-allotment option is exercised in full).

  The Company will use all of such proceeds to repay outstanding long-term indebtedness of the Company under its bank credit facility. As of June 30, 1996, $12.4 million was outstanding under this credit facility at an average interest rate of approximately 8.0% and with quarterly installment payments beginning September 30, 1998 up to the maturity date of June 30, 2002. The majority of such indebtedness was incurred to fund the construction of the Company's Kenova natural gas processing plant in Wayne County, West Virginia. See "Business--Natural Gas Processing and Related Services--Appalachian Core Area--NGL Extraction--Kenova Plant."Approximately $22.4 million is expected to be outstanding as of the effective date of the Offering at an average interest rate of approximately 7.6%. Of such indebtedness, $10.0 million will have been incurred as a result of the Partnership Distribution prior to the effective date of the Offering. See "Reorganization" and "Certain Transactions-- Partnership Distributions."


                                DIVIDEND POLICY

  The Company has never paid any cash dividends on its stock and anticipates that, for the foreseeable future, it will continue to retain any earnings for use in the operation of its business. Payment of cash dividends in the future will depend upon the Company's earnings, financial condition, any contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors deemed relevant by the Company's Board of Directors. The Company's predecessor, MarkWest Partnership, has made partnership distributions from time to time. See "Certain Transactions--Partnership Distributions."

                                    DILUTION

  The pro forma net tangible book value of the Company as of June 30, 1996, after giving effect to the Reorganization and the Partnership Distribution, was approximately $13.0 million or $2.28 per share of Common Stock. Net tangible book value per share represents the amount of total tangible assets of the Company less total liabilities, divided by the number of shares of Common Stock issued and outstanding. After giving effect to the sale of the 2,400,000 shares of Common Stock offered by the Company hereby at the initial public offering price of $10.00 per share and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," the pro forma net tangible book value of the Company as of June 30, 1996 would have been $34.8 million, or $4.28 per share. This represents an immediate increase in net tangible book value of $2.00 per share to existing stockholders and an immediate dilution of $5.72 per share to new investors.

  The following table illustrates this per share dilution:

   Initial public offering price................................        $10.00
     Pro forma net tangible book value before the Offering...... $ 2.28
     Increase in pro forma net tangible book value attributable
      to new investors..........................................   2.00
   Pro forma net tangible book value after the Offering.........          4.28
                                                                        ------
   Dilution to new investors....................................        $ 5.72
                                                                        ======

  The following table summarizes, on a pro forma basis as of June 30, 1996, the differences in the total consideration paid and the average price per share paid by the Company's existing stockholders and by purchasers of the shares offered hereby:

                               SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                               ----------------- -------------------   PRICE
                                NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                               --------- ------- ----------- ------- ----------
Existing stockholders......... 5,725,000    70%  $13,487,000    36%  $ 2.36
New investors................. 2,400,000    30%   24,000,000    64%   10.00
                               ---------   ---   -----------   ---
  Total....................... 8,125,000   100%  $37,487,000   100%  $ 4.61
                               =========   ===   ===========   ===

  The computations in the tables above exclude: (i) 163,695 shares of Common Stock issuable upon exercise of stock options to be outstanding on the effective date of the Offering with a weighted average exercise price of $7.11 per share under the Company's 1996 Stock Incentive Plan; (ii) 486,305 shares of Common Stock reserved for future issuance under the 1996 Stock Incentive Plan; and (iii) 20,000 shares reserved for future issuance under the Company's 1996 Non-Employee Director Stock Option Plan. To the extent such options are exercised, there will be further dilution to new investors. See "Management" and Note 2 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1996 (i) on an actual basis; (ii) on a pro forma basis after giving effect to the consummation of the Reorganization, the Partnership Distribution and the accrual of $3.2 million of deferred income taxes resulting from conversion of partnership to C corporation status; and (iii) such pro forma capitalization, as adjusted, to reflect the sale of the 2,400,000 shares of Common Stock offered hereby at the initial public offering price of $10.00 per share and the application of the estimated net proceeds therefrom. See "Reorganization," "Use of Proceeds," "Certain Transactions--Partnership Distributions" and the Unaudited Pro Forma Condensed Consolidated Financial Statements included herein. This table should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                         JUNE 30, 1996
                                                 ------------------------------
                                                                    PRO FORMA,
                                                 ACTUAL   PRO FORMA AS ADJUSTED
                                                 -------  --------- -----------
                                                  (IN THOUSANDS) (UNAUDITED)
LONG-TERM DEBT:
  Working capital line of credit................ $ 3,850   $ 3,850    $    --
  Revolver loan.................................   8,500    18,500         --
                                                 -------   -------    -------
    Total long-term debt........................  12,350    22,350         --
PARTNERS' CAPITAL/STOCKHOLDERS' EQUITY:
  Partners' capital.............................  27,056        --         --
  Preferred stock, $.01 par value 5,000,000
   shares authorized; 0 shares issued and
   outstanding..................................      --        --         --
  Common stock, $.01 par value 20,000,000 shares
   authorized; 5,725,000 shares issued and
   outstanding; 8,125,000 shares issued and
   outstanding pro forma as adjusted (1)........      --        57         81
  Additional paid-in capital....................      --    13,828     35,539
  Notes receivable (2)..........................    (592)     (397)      (397)
                                                 -------   -------    -------
    Total stockholders' equity..................  26,464    13,488     35,223
                                                 -------   -------    -------
      Total capitalization...................... $38,814   $35,838    $35,223
                                                 =======   =======    =======

--------
  (1) Excludes (i) 163,695 shares to be issuable upon exercise of stock options outstanding as of the effective date of the Offering with a weighted average exercise price of $7.11 per share under the Company's 1996 Stock Incentive Option Plan; (ii) 486,305 shares reserved for future issuance under the 1996 Stock Incentive Plan; and (iii) 20,000 shares reserved for future issuance under the Company's 1996 Non-Employee Director Stock Option Plan.

  (2) Represents promissory notes from officers and employees of the Company for the purchase of interests in MarkWest Partnership that have been assigned to the Company. Upon receipt of their pro rata share of the Partnership Distribution, stockholders with outstanding promissory notes are required to remit a portion of their pro rata share of the Partnership Distribution to the Company to be applied toward their outstanding balance. See "Certain Transactions--Related Party Indebtedness."

             SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION

  The selected consolidated statement of operations and balance sheet data set forth below for the years ended December 31, 1993, 1994 and 1995 and as of December 31, 1994 and 1995 are derived from, and are qualified by reference to, audited consolidated financial statements of MarkWest Partnership, the predecessor to the Company, included elsewhere in this Prospectus. The selected consolidated statement of operations and balance sheet data set forth below for the years ended December 31, 1991 and 1992 and as of December 31, 1991, 1992 and 1993 have been derived from audited financial statements not included in this Prospectus. The selected consolidated statement of operations and balance sheet data set forth below as of and for the six months ended June 30, 1995 and 1996 are derived from unaudited consolidated financial statements of MarkWest Partnership, the predecessor to the Company. Such unaudited consolidated financial statements, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and include all significant adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The results of operations for interim periods are not necessarily indicative of the results of operations for the entire year. The selected consolidated financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                                         SIX MONTHS
                                  YEAR ENDED DECEMBER 31,              ENDED JUNE 30,
                          -------------------------------------------  ----------------
                           1991     1992     1993     1994     1995     1995     1996
                          -------  -------  -------  -------  -------  -------  -------
                             (IN THOUSANDS, EXCEPT SHARE DATA)           (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Plant revenue..........  $38,048  $33,803  $34,212  $33,056  $33,823  $17,225  $18,045
 Terminal and marketing
  revenue...............   21,944   47,340   19,756   13,666   13,172    5,200    9,831
 Oil and gas and other
  revenue...............      445      737    1,783    1,830    1,075      501      744
 Gain on sale of oil and
  gas properties (1)....       --       --       --    4,275       --       --       --
                          -------  -------  -------  -------  -------  -------  -------
 Total..................   60,437   81,880   55,751   52,827   48,070   22,926   28,620
Costs and Expenses:
 Plant feedstock
  purchases.............   18,483   18,330   23,155   21,582   17,308    8,608    8,538
 Terminal and marketing
  purchases.............   21,266   44,596   18,845   11,497   11,937    4,829    8,683
 Operating expenses.....    5,099    5,194    6,504    4,393    4,706    2,005    2,979
 General and
  administrative
  expenses..............    4,403    4,500    3,747    3,654    4,189    2,064    2,140
 Depreciation, depletion
  and amortization......    1,415    1,477    1,565    1,942    1,754      852    1,326
 Reduction in carrying
  value of assets (2)...       --      310       --    2,950       --       --       --
                          -------  -------  -------  -------  -------  -------  -------
 Total..................   50,666   74,407   53,816   46,018   39,894   18,358   23,666
Operating income........    9,771    7,473    1,935    6,809    8,176    4,568    4,954
Interest expense, net of
 interest income........     (949)  (2,024)  (1,395)  (1,689)    (352)    (300)    (466)
                          -------  -------  -------  -------  -------  -------  -------
Net income before
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............    8,822    5,449      540    5,120    7,824    4,268    4,488
Extraordinary loss on
 extinguishment of
 debt...................       --       --       --       --   (1,750)      --       --
Cumulative effect of
 change in accounting
 for depreciation.......       --      877       --       --       --       --       --
                          -------  -------  -------  -------  -------  -------  -------
Net income (3)..........  $ 8,822  $ 6,326  $   540  $ 5,120  $ 6,074  $ 4,268  $ 4,488
                          =======  =======  =======  =======  =======  =======  =======
PRO FORMA INFORMATION
 (UNAUDITED):
Historical income before
 income taxes,
 extraordinary item, and
 cumulative effect of
 change in accounting
 principle..............  $ 8,822  $ 5,449  $   540  $ 5,120  $ 7,824  $ 4,268  $ 4,488
Pro forma provision for
 income taxes...........    3,336    2,060      228    1,424    2,937    1,667    1,670
                          -------  -------  -------  -------  -------  -------  -------
Pro forma net income
 (3)....................  $ 5,486  $ 3,389  $   312  $ 3,696  $ 4,887  $ 2,601  $ 2,818
                          =======  =======  =======  =======  =======  =======  =======
Pro forma net income, as
 adjusted (4)...........                                      $ 5,204           $ 3,138
                                                              =======           =======
Pro forma net income,
 combined (5)...........                                      $ 5,173           $ 3,096
                                                              =======           =======
PRO FORMA PER COMMON
 SHARE:
Pro forma net income....  $  0.98  $  0.61  $  0.06  $  0.65  $  0.86  $  0.46  $  0.49
                          =======  =======  =======  =======  =======  =======  =======
Pro forma weighted
 average common shares
 outstanding (6)........    5,601    5,601    5,601    5,687    5,713    5,713    5,748
                          =======  =======  =======  =======  =======  =======  =======
Pro forma net income, as
 adjusted (7)...........                                      $  0.67           $  0.39
                                                              =======           =======
Pro forma net income,
 combined (5)...........                                      $  0.67           $  0.38
                                                              =======           =======
Pro forma weighted
 average shares
 outstanding, as
 adjusted (6)...........                                        7,716             8,148
                                                              =======           =======

                                                                          SIX MONTHS
                                 YEAR ENDED DECEMBER 31,                ENDED JUNE 30,
                         --------------------------------------------  -----------------
                          1991     1992     1993     1994      1995      1995     1996
                         -------  -------  -------  -------  --------  --------  -------
                            (IN THOUSANDS, EXCEPT SHARE DATA)            (UNAUDITED)
STATEMENT OF CASH FLOWS
 DATA:
 Cash flows from
  operating activities.. $ 7,912  $10,563  $ 2,217  $   994  $  5,436  $ 10,671  $10,945
 Cash flows provided by
  (used in) investing
  activities............ $(6,787) $(7,246) $(6,917) $ 9,068  $(12,610) $ (5,212) $(2,569)
 Cash flows provided by
  (used in) financing
  activities............ $(5,872) $    34  $  (315) $(5,886) $  2,467  $(10,514) $(8,471)
OTHER DATA:
 NGL production
  (gallons).............  87,722   88,616   93,355   99,735    92,239    49,826   43,094
 EBITDA (8)............. $11,186  $ 9,260  $ 3,500  $ 7,426  $  9,930  $  5,420  $ 6,280
 Capital expenditures... $ 5,775  $ 5,695  $ 6,941  $ 1,442  $ 12,426  $  5,297  $ 2,522
 Partnership
  distributions......... $ 5,102  $ 3,877  $ 3,040  $   320  $  4,150  $  3,381  $ 3,219

                                 AS OF DECEMBER 31,              AS OF JUNE 30, 1996
                         ---------------------------------- ------------------------------
                                                                      PRO    PRO FORMA, AS
                          1991   1992   1993   1994   1995  ACTUAL FORMA (9) ADJUSTED (10)
                         ------ ------ ------ ------ ------ ------ --------- -------------
                                                                         (UNAUDITED)
BALANCE SHEET DATA:
 Cash and cash
  equivalents........... $2,956 $6,307 $1,292 $5,468 $  761 $  666  $   896     $   281
 Working capital........  6,890  6,253  2,715 10,634 10,369  5,144    5,274       4,759
 Total assets........... 32,684 41,092 40,668 35,913 46,896 43,991   44,321      43,606
 Total debt.............  9,164 11,750 16,486  9,887 17,500 12,350   22,350          --
 Total partners'
  capital/stockholders'
  equity................ 16,975 19,614 17,350 22,183 25,161 26,464   13,488      35,223

--------
  (1) Represents the gain on the sale of a significant portion of the Company's oil and gas producing assets for proceeds of approximately $10.1 million.
  (2) Represents a $2.2 million write-down to estimated realizable value of an isomerization unit that was shut down, a $347,000 charge relating to a catalyst used in the isomerization process and a $361,000 charge for the write-down of non-productive equipment related to various business development projects.
  (3) Net income for all periods presented includes no income tax effects because the Company operated as a partnership (non-taxable entity) during these periods. Pro forma net income is presented for purposes of comparability assuming the Company was a taxable entity for all periods presented.
  (4) Pro forma net income, as adjusted, reflects pro forma net income adjusted for the reduction in interest expense resulting from the application of a portion of the estimated proceeds of this Offering to repay average indebtedness outstanding prior to the Offering. See "Use of Proceeds" and the Unaudited Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus.
  (5) Pro forma net income combined presents pro forma net income, as adjusted, giving effect to the Basin acquisition. The amounts presented are computed based on MarkWest Partnership's ownership interest in Basin as of June 30, 1996 of 5.3%. MarkWest Partnership intends to acquire additional ownership of Basin through capital expenditures through the end of 1997, at which time it is expected the ownership interest will be 60%. If the 60% ownership interest was used, the pro forma net income combined per common share amounts would be $0.66 and $0.34 for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively. See the Unaudited Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus for detailed computations of the pro forma effects at both ownership levels.
  (6) See the Unaudited Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus.
  (7) Pro forma net income, as adjusted, per common share is presented to give effect to the issuance of the number of shares required for net proceeds to repay indebtedness outstanding prior to the Offering, including the indebtedness incurred to fund the Partnership Distribution. The amount is computed by dividing pro forma net income, as adjusted, as described in (4) above, by the total of the pro forma weighted average common shares outstanding prior to the Offering plus the additional shares for which the net proceeds will be used to repay the indebtedness.
  (8) EBITDA represents earnings before interest income, interest expense, income taxes, depreciation, depletion and amortization and gain on sale of oil and gas properties, reduction in carrying value of assets and extraordinary items. EBITDA, as defined by the Company, may not be comparable to similarly titled measures used by other companies. EBITDA, which is not a measure under generally accepted accounting purposes, is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income, or as an indicator of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See the Company's Consolidated Statements of Cash Flows in the Consolidated Financial Statements included elsewhere in this Prospectus. The Company has included EBITDA because it understands that such measure is used by certain investors to determine the Company's ability to service its indebtedness. In addition, the Company uses EBITDA to measure its performance against its industry peer group. EBITDA should not be used as an indicator of the performance of the Company's operating, investing or financing activities.
  (9) Gives effect to the Reorganization, the accrual of $3.2 million of deferred income tax liabilities and the Partnership Distribution. See "Reorganization" and the Unaudited Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus.
  (10) Further adjusted to reflect the sale of 2,400,000 shares of Common Stock offered hereby and the application of the estimated net proceeds from the Offering. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion is intended to provide an analysis of the Company's financial condition and results of operations, and should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere in this Prospectus and "Selected Consolidated Financial and Other Data."

GENERAL

  MarkWest provides compression, gathering, treatment, processing and NGL extraction services to natural gas producers and pipeline companies and fractionates NGLs into marketable products for sale to third parties. The Company also purchases, stores and markets natural gas and NGLs and has begun to conduct strategic exploration for new natural gas sources for its processing and fractionation activities.

  The majority of the Company's operating income is derived from gas processing and NGL fractionation. NGL prices and the volume of liquids extracted, fractionated, and sold are the primary determinants of revenues. Prices of NGLs typically do not vary directly with natural gas prices, but more closely follow the prices of crude oil.

  The majority of the Company's NGL production is purchased under keep-whole contracts. Keep-whole contracts accounted for approximately 70% of the Company's total revenues during 1995 and approximately 58% of the Company's total revenues during the six months ended June 1996. In keep-whole contracts, the Company's principal cost is the reimbursement to the natural gas producers for the energy extracted from the natural gas stream and consumed as fuel during processing. Profitability under such contracts is largely influenced by the margin between NGL sales prices and the cost of such reimbursement, which is directly related to the Company's cost for natural gas. In the event there is a contraction of the margin between the two prices, the Company's profitability will decrease. See "Risk Factors--Commodity Price Risks."

  The Company intends to emphasize fee-based processing in the future to reduce the fluctuations in margins inherent in processing natural gas under keep-whole arrangements. In 1995, the Company began construction of a new NGL extraction facility in Kenova, West Virginia, which became operational in January 1996. This facility provides services to Columbia Gas and other gas producers in the Appalachian Core Area. Services provided by the Kenova plant are based on a fee for volumes processed. The fee contracts related to the Kenova plant are expected to help offset margin fluctuations in the keep-whole contracts related to the Siloam fractionation plant. See "Business--Gas Processing Contracts and Natural Gas Supply--Fee Contracts."

  In recent years, a substantial majority of the gas received by the Company's processing plants was received from major pipelines owned by third parties. From time to time, such pipeline transmission systems have been partially shut down for maintenance or repairs for up to four months. Partial or complete shut downs of pipelines supplying the Company's processing plants could have a material impact on the volumes of natural gas processed and on the volumes of NGLs fractionated and sold, and correspondingly on the revenues realized by the Company. See "Risk Factors--Availability of Natural Gas Supply" and "-- Dependence on Major Pipelines."

  In addition to sales of NGLs processed by the Company, the Company generates income from the purchase and resale of NGLs as part of its terminal and marketing activities. The Company previously engaged in third party trading and brokerage activities, which significantly increased revenue. Because of minimal gross margins and significant operating costs related to the brokerage and trading business, the Company discontinued brokerage and trading in mid-1993. The Company continues to provide marketing activities in support of its company-owned facilities and production and, with the acquisition of its Church Hill facility in 1995, the Company currently operates two propane terminals.

  The Company plans to increase its investment in its new Michigan Core Area and the Company's results of operations in the future should be increasingly impacted by the operations in the Michigan Core Area. The

Company's assets in the Michigan Core Area presently consist of the Basin Pipeline and a number of processing contracts. In May 1996, the Company entered into several related agreements providing for the further development of gathering, treatment and processing facilities in western Michigan. The Company also plans to invest in exploration and production activities in the Michigan Core Area and has agreed to purchase a 17.5% working interest in the drilling program of Callon Exploration Company. See "Business--Natural Gas Processing and Related Services--Michigan Core Area." The operation of certain assets acquired in the Michigan Core Area prior to their purchase by the Company was not profitable. The Company's fiscal 1995 pro forma net income, giving effect to the inclusion of Basin Pipeline with the Company, would have been lower by $350,000. See the Unaudited Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus. While the Company has entered into agreements that the Company believes will increase the profitability of Basin Pipeline, there can be no assurance that such operations will be profitable in the future or that the Company's planned expansion efforts will be successful. See "Risk Factors--Risks Relating to the Michigan Project."

  The Company also plans to increase its investment in exploration and production activities for new natural gas sources as a supporting function for its processing services. Exploration and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that its natural gas exploration efforts will be productive or that the Company will recover all or a portion of its investment in such activities. See "Risk Factors--Certain Risks of Oil and Gas Exploration and Production Activities."

  All statements other than statements of historical fact contained in this Prospectus, including statements concerning the Company's financial position and liquidity, results of operations, prospects for development of the Appalachian Core Area and the Michigan Core Area, prospects for development of exploration and production assets and other matters are forward looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward looking statements include the risks described under "Risk Factors," such as commodity price risks, risks involved in future supplies of natural gas, dependence on major pipelines, general business risks in NGL marketing and exploration and production activities, dependence on certain customers, intense competition, regulatory and other risks in the natural gas processing and related services industry. All forward looking statements in this Prospectus are expressly qualified in their entirety by the cautionary statements in this paragraph.

SEASONALITY

  The Company's results of operations fluctuate from quarter to quarter, due in large part to the impact of seasonal factors on the prices and sales volumes of NGLs and natural gas. The Company's principal NGL product, propane, is used primarily as home heating fuel in the Company's marketing areas. Sales volume and prices of propane usually increase during the winter season and decrease during the summer season. However, demand for, and prices of, propane also depend, to a large extent, upon the severity of the weather in the Company's operating areas during the winter months. To meet the needs of the marketplace, the Company seasonally stores product to meet anticipated winter demand and also increase its third party purchases to meet wintertime needs. As a result, the Company recognizes the greatest proportion of its operating income during the first and fourth quarters of the year. See "Risk Factors-- Potential Variability in Quarterly Operating Results."

RESULTS OF OPERATIONS

Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995

  Revenues. Plant revenue increased to $18.0 million from $17.2 million for the six months ended June 30, 1996 as compared to the six months ended June 30, 1995, an increase of $820,000 or 5%. The increase of $820,000 was due to a $3.0 million price-related increase, offset by $2.2 million volume-related decrease. The revenue increase resulted principally from $1.6 million in additional revenue generated by the new Kenova processing plant during its first six months of operations, offset by a decrease in volumes fractionated at the Siloam plant and NGLs sold to third parties, and by higher selling prices per gallon for butanes and natural gasoline. The volume decrease at the fractionation plant at Siloam, which receives approximately 70% of its raw NGL mix from the Kenova plant, was due principally to normal start-up delays in the transition from an older processing facility at Kenova to the Company's new plant in the first quarter of 1996.

  Terminal and marketing revenue increased to $9.8 million from $5.2 million for the six months ended June 30, 1996 as compared to the six months ended June 30, 1995, an increase of $4.6 million, or 88%. The increase of $4.6 million was due to a $2.9 million volume-related increase and a $1.7 million price-related increase. Revenue from the West Memphis terminal accounted for $3.3 million of the increase and the new terminal in Church Hill, Tennessee, which became operational in the fall of 1995, accounted for $1.3 million of the increase. The increase in revenues from the West Memphis terminal was due principally to colder temperatures during January and February 1996 in the geographic areas served by this terminal, resulting in an increased demand for propane.

  Oil and gas and other revenue increased to $744,000 from $501,000 for the six months ended June 30, 1996 as compared to the six months ended June 30, 1995, an increase of $243,000, or 49%. This increase was due principally to a full year of production from the Company's current complement of oil and gas properties, which began producing in the fourth quarter of 1995. Other revenue consists of income received from the leasing of Company-owned railcars to third parties.

  Costs and expenses. Terminal and marketing purchases increased to $8.7 million from $4.8 million for the six months ended June 30, 1996 as compared to the six months ended June 30, 1995, an increase of $3.9 million, or 81%. Increased product costs resulted from increased propane sales.

  Operating expenses increased to $3.0 million from $2.0 million for the six months ended June 30, 1996 as compared to the six months ended June 30, 1995, an increase of $1.0 million, or 49%. The increase was due principally to new operations at both the Kenova and Church Hill facilities, which commenced operations in the first quarter of 1996 and the fourth quarter of 1995, respectively.

  Depreciation and amortization increased to $1.3 million from $852,000 for the six months ended June 30, 1996 as compared to the six months ended June 30, 1995, an increase of $501,000 or 59%. The increase was due principally to depreciation attributable to the Company's new Kenova plant.

  Net interest expense. Net interest expense increased to $466,000 from $300,000 for the six months ended June 30, 1996 as compared to the six months ended June 30, 1995, an increase of $166,000 or 55%. This increase resulted principally from an increase in outstanding long-term debt to $12.4 million at June 30, 1996, from $3.8 million at June 30, 1995, offset by a decrease in interest rates from 8.125% to 7.50%, in order to finance the Kenova plant.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Revenues. Plant revenue increased to $33.8 million from $33.1 million for 1995 as compared to 1994, an increase of $767,000, or 2%. This increase resulted principally from a $2.0 million increase due to an increase in average NGL sales prices, offset by a $1.2 million decrease due to reduced volumes sold
 .

  Terminal and marketing revenue decreased to $13.2 million from $13.7 million for 1995 as compared to 1994, a decrease of $494,000 or 4%. This decrease principally resulted from the expiration of the remaining third-party brokerage sales in 1994, including a net volume-related decrease of $3.1 million offset by a net price-related increase of $2.6 million.

  Oil and gas and other revenue decreased to $1.1 million from $1.8 million in 1995 as compared to 1994, a decrease of $755,000 or 41%. The decrease resulted principally from the Company's sale in 1994 of substantially all of its San Juan Basin coalbed methane properties and associated gathering systems. The Company sold its San Juan Basin coalbed methane properties and associated gathering systems in 1994 because it had the opportunity to do so at a substantial profit, and, at that time, such properties did not provide natural gas dedicated to the Company's processing operations.

  Gain on sale of oil and gas properties of $4.3 million in 1994 was due to the sale of a majority of the Company's oil and gas producing assets for approximately $10.1 million.

  Costs and expenses. Plant feedstock purchases decreased to $17.3 million from $21.6 million for 1995 as compared to 1994, a decrease of $4.3 million or 20%. This decrease resulted from the acquisition of feedstock quantities during off-peak periods, when prices typically are lower, rather than at spot prices during peak season.

  Terminal and marketing purchases increased to $11.9 million from $11.5 million for 1995 as compared to 1994, an increase of $440,000 or 4%. This increase was due principally to an increase in the average price per gallon of propane.

  Operating expenses increased to $4.7 million from $4.4 million for 1995 as compared to 1994, an increase of $313,000 or 7%. The increase was attributable to the construction and start up of the Kenova gas processing facility.

  General and administrative expenses increased to $4.2 million from $3.7 million for 1995 as compared to 1994, an increase of $535,000 or 15%. The increase was attributable to administrative support activities related to the Michigan Project and the new Kenova and Church Hill facilities.

  Depreciation and amortization decreased to $1.7 million from $1.9 million for 1995 as compared to 1994, a decrease of $188,000 or 10%. This decrease resulted principally from lower plant carrying values due to reductions made in 1994.

  Reduction in carrying value of assets of $3.0 million in 1994 was due to a one-time charge reflecting the shutdown of the isomerization unit at the Siloam plant and a charge for the write-down of other non-productive equipment.

  Net interest expense. Net interest expense decreased to $352,000 from $1.7 million for 1995 as compared to 1994, a decrease of $1.3 million or 79%. The decrease resulted principally from lower average borrowing levels of approximately $16.0 million in 1994 to $8.1 million in 1995, a decrease in interest rates, the capitalization of approximately $301,000 of interest in connection with the construction of the Kenova gas processing plant, and the early extinguishment of a note that required the Company to pay additional interest averaging $400,000 per year based on the throughput of the Company's Siloam facility.

Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

  Revenues. Plant revenues decreased to $33.1 million from $34.2 million for 1994 as compared to 1993, a decrease of $1.1 million or 3%. This decrease resulted principally from a $1.8 million increase due to additional volumes sold, offset by a $2.9 million decrease due to lower average NGL sales prices.

  Terminal and marketing revenue decreased to $13.7 million from $19.8 million for 1994 as compared to 1993, a decrease of $6.1 million or 31%. This decrease resulted principally from the Company's discontinuation of its third-party brokerage operations which is reflected in the $6.5 million volume-related decrease, offset by an increase of $443,000 related to price.

  Costs and expenses. Plant feedstock purchases decreased to $21.6 million from $23.2 million for 1994 as compared to 1993, a decrease of $1.6 million or 7%. This decrease was attributable to the Company's initiation in 1994 of the practice of acquiring feedstock quantities at off-peak periods, when prices are typically lower.

  Terminal and marketing purchases decreased to $11.5 million from $18.8 million for 1994 as compared to 1993, a decrease of $7.3 million or 39%. This decrease resulted principally from the Company's discontinuation of its third party brokerage operations.

  Operating expenses decreased to $4.4 million from $6.5 million for 1994 as compared to 1993, a decrease of $2.1 million or 32%. This decrease resulted from a cost containment policy implemented in fiscal 1994. The aggregate reduction in operating expenses consisted primarily of reduced transportation expense related to third-party brokerage operations, lower operating expenses related to the shutdown of the Siloam isomerization plant during 1994, and reduced repair and maintenance expense.

  Depreciation and amortization increased to $1.9 million from $1.6 million for 1994 as compared to 1993, an increase of $377,000 or 24%. The increase was primarily due to the acquisition of certain assets, including a new computer system, with shorter depreciable lives.

  Net interest expense. Net interest expense increased to $1.7 million from $1.4 million for 1994 as compared to 1993, an increase of $294,000 or 21%. The increase resulted from higher average borrowing levels of approximately $13.0 million in 1993 to $16.0 million in 1994, and an increase in interest rates.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's sources of liquidity and capital resources historically have been net cash provided by operating activities, proceeds from issuance of long-term debt and, in 1994, the proceeds from the sale of certain oil and gas properties. The Company's principal uses of cash have been to fund operations and acquisitions.

  The following summary table reflects comparative cash flows for the Company for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996:

                                                            SIX MONTHS ENDED
                                YEAR ENDED DECEMBER 31,         JUNE 30,
                                --------------------------  -----------------
                                 1993     1994      1995      1995     1996
                                -------  -------  --------  --------  -------
                                             (IN THOUSANDS)
                                                              (UNAUDITED)
Net cash provided by operating
 activities.................... $ 2,217  $   994  $  5,436  $ 10,671  $10,945
Net cash provided by (used in)
 investing activities.......... $(6,917) $ 9,068  $(12,610) $ (5,212) $(2,569)
Net cash provided by (used in)
 financing activities.......... $  (315) $(5,886) $  2,467  $(10,514) $(8,471)

  For the six months ended June 30, 1996, net cash provided by operating activities increased by $274,000 over the six months ended June 30, 1995. This increase resulted primarily from an increase in revenue of $5.7 million, which was offset by a $4.8 million increase in feedstock purchases, operating expenses and general and administrative expenses. Cash flows from operations was further reduced by an increase in working capital requirements. At December 31, 1995, accounts receivable increased while revenues decreased due to a short-term, non-revenue generating advance of $3.1 million to affiliates of MEC, the Company's partner in West Shore. Accounts payable increased while costs and expenses decreased due to the timing of the payments for prepaid feedstock.

  Cash used in investing activities decreased $2.6 million for the period ending June 30, 1996, as compared to the period ending June 30, 1995, due to the completion of the Kenova facility under construction the prior year. Cash used in investing activities in 1995 was principally due to the expenditures resulting from the construction of the Kenova facility. Cash provided from investing activities in 1994 was principally due to the proceeds from the sale of the Company's San Juan Basin coalbed methane properties and associated gathering systems. Cash used in investing activities in 1993 was principally due to the increased expenditures related to developing the San Juan Basin coalbed methane properties.

  Financing activities during the six months ended June 30, 1995 and 1996 principally consisted of payments on long-term debt. Cash provided by financing activities in 1995 was principally due to the increase in borrowing levels at the end of the year to finance construction of the Kenova facility. Cash used in financing activities in 1994 resulted from the pay-down of long-term debt under the Company's credit facility.

  The Company believes that the net proceeds from this Offering, together with its current credit facilities and cash flows generated by its operations, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next twelve months. Thereafter, if cash generated from operations is insufficient to satisfy the Company's liquidity requirements, the Company may seek to sell additional equity or debt securities, obtain additional credit facilities or adjust the level of its operating and capital expenditures. The sale of additional equity securities could result in additional dilution to the Company's stockholders.

Financing Facilities

  Revolver Loan. The Company currently has a financing agreement with Norwest Bank Denver, N.A. as agent, First American National Bank of Nashville, Tennessee and N M Rothschild and Sons Limited (collectively, the "Lenders"). The agreement is structured as a revolving facility, with a maximum borrowing base of $40.0 million as of June 30, 1996. Interest rates are based on either the agent bank's prime rate plus 1/4% or the London Interbank Offered Rate (LIBOR) plus 2%. The repayment period begins on September 30,

1998, continuing for 16 equal quarterly installments until June 30, 2002. Outstanding borrowings at June 30, 1996 were $8.5 million. Upon application of the net proceeds of the Offering, no amounts will be outstanding under this facility. This facility is secured by substantially all of the Company's assets.

  Working Capital Loan. The Company has a working capital line of credit with a maximum borrowing base of $7.5 million as of June 30, 1996. Interest rates are based on prime plus 1/4%, with maturity on July 1, 1998. Outstanding borrowings at June 30, 1996 were $3.9 million. Upon application of the net proceeds of the Offering, no amounts will be outstanding under this facility. The working capital loan is secured by the Company's inventory, receivables and cash.

  The loan agreements contain affirmative and negative covenants customary in commercial lending transactions, including restrictions on the incurrence of additional debt, restrictions on the payment of dividends that would cause the Company to violate the financial covenants contained in the loan agreements, maintenance of a specified tangible new worth, current ratio, ratio of funded debt to total capitalization and fixed charge coverage ratio.

Capital Investment Program

  During 1996, the Company expects to make approximately $10.0 million in capital investments. The Company expects to invest approximately $4.0 million in the Company's subsidiary, MW Michigan, Inc. ("MW Michigan"), for activities in the Michigan Core Area. Through MW Michigan, the Company is committed to make certain capital contributions to West Shore, a venture dedicated to natural gas gathering, treatment, processing and NGL marketing in western Michigan. The Company has committed to fund up to $1.2 million of West Shore's construction of a two-mile gathering pipeline and up to $10.0 million for a 30-mile extension of the Basin Pipeline. In addition, the Company has committed to fund 60% of the costs in excess of such amounts if necessary to complete these projects. See "Business--Natural Gas Processing and Related Services--Michigan Core Area." The Company also expects to invest approximately $5.0 million in the Company's exploration and production subsidiary, MarkWest Resources, Inc. ("MarkWest Resources"). For the six months ended June 30, 1996, the Company made capital expenditures totalling $2.5 million, including $629,000 for MW Michigan and $1.4 million for MarkWest Resources.

  As of June 30, 1996, the Company had expended $12.2 million and $213,000 in connection with the construction and related costs for development of the Kenova plant and the Church Hill terminal and storage facility, respectively. The Company expects to expend an additional $280,000 to expand the Church Hill facility in 1996.

  During 1994, the Company expended $1.4 million for the expansion and upgrade of existing facilities.

RISK MANAGEMENT ACTIVITIES

  The Company's policy is to utilize risk management tools primarily to reduce commodity price risk for its natural gas shrink replacement purchases. This effectively allows the Company to fix a portion of its margin because gains or losses in the physical market are offset by corresponding losses or gains in the financial instruments market. The Company's hedging activities generally fall into three categories--contracting for future purchases of natural gas at a predetermined BTU differential based upon a basket of Gulf Coast NGL prices, the fixing of margins between propane sales prices and natural gas reimbursement costs by purchasing natural gas contracts and simultaneously selling propane contracts (or a substitute for propane such as crude oil) of approximately the same BTU value, and the purchase of propane futures contracts to hedge future sales of propane at the Company's terminals or gas plants.

  The Company maintains a three-person committee that oversees all hedging activity of the Company. This committee reports monthly to management regarding recommended hedging transactions and positions. Gains and losses related to qualifying hedges, as defined by SFAS No. 80, "Accounting for Futures Contracts", of firm commitments or anticipated transactions are recognized in plant revenue and feedstock purchases upon execution of the hedged physical transaction.

  As of December 31, 1994 and 1995, and as of June 30, 1996, the Company did not hold any material notional quantities of natural gas, NGL, or crude oil futures, swaps or options.

TERMINATION OF PARTNERSHIP TAX STATUS

  The Company's immediate predecessor, MarkWest Partnership, will remain a partnership until its reorganization immediately prior to consummation of the Offering. As such, MarkWest partnership was not subject to federal and most state income tax and its income was taxed directly to its respective partners. The financial data set forth in this Prospectus reflect pro forma income tax provisions as if the Company had been taxed as a Subchapter C corporation under the Internal Revenue Code during the relevant periods. Pro forma income taxes giving effect to termination of MarkWest Partnership's tax status were calculated using an effective income tax rate of approximately 42.3%, 27.8%, 37.5% and 37.2% in 1993, 1994, 1995 and for the first six months of 1996, respectively. See Note 10 of Notes to Consolidated Financial Statements.

                                   BUSINESS

GENERAL

  The Company is engaged in natural gas processing and related services. The Company, which has grown substantially since its founding in 1988, is the largest processor of natural gas in Appalachia, according to statistics compiled by LPG Almanac, an independent natural gas data source, and recently established a venture to provide natural gas processing services in western Michigan. The independent gas processing industry has grown rapidly in the last 10 years, and the Company believes there will be substantial opportunities to grow its gas processing operations within these existing core regions and in new markets. The Company provides compression, gathering, treatment, and NGL extraction services to natural gas producers and pipeline companies and fractionates NGLs into marketable products for sale to third parties. The Company also purchases, stores and markets natural gas and NGLs and has begun to conduct strategic exploration for new natural gas sources for its processing activities. In the twelve months ended December 31, 1995, MarkWest produced approximately 92 million gallons of NGLs and marketed approximately 127 million gallons of NGLs.

  The Company's processing and marketing operations are concentrated in two core areas which are significant gas producing basins: the southern Appalachian region of eastern Kentucky, southern West Virginia, and southern Ohio (the Appalachian Core Area), and western Michigan (the Michigan Core
Area). At the Company's processing plants, natural gas is treated to remove contaminants, and NGLs are extracted and fractionated into propane, normal butane, isobutane and natural gasoline. The Company then markets the fractionated NGLs to refiners, petrochemical companies, gasoline blenders, multistate and independent propane dealers, and propane resellers. In addition to processing and NGL marketing, the Company engages in terminalling and storage of NGLs in a number of NGL storage complexes in the central and eastern United States, and operates propane terminals in Arkansas and Tennessee.

  During 1996, the Company has taken several key steps intended to expand its operations. In January 1996, the Company commissioned a new natural gas liquids extraction plant in Wayne County, West Virginia. See "--Natural Gas Processing and Related Services--Appalachian Core Area--NGL Extraction--Kenova Plant." In May 1996, the Company established West Shore, a venture in western Michigan, which the Company will develop as the Michigan Core Area. The Company has identified opportunities, and has entered into agreements, to expand its gas gathering operations and to commence gas processing operations in the Michigan Core Area in the near future. See "--Natural Gas Processing and Related Services--Michigan Core Area."

INDUSTRY OVERVIEW

  Natural gas processing and related services represent a major segment of the oil and gas industry, providing the necessary service of converting natural gas into marketable energy products. When natural gas is produced at the wellhead, it must be gathered, and in some cases compressed or pressurized, for transportation via pipelines (described as gathering services) to gas processing plants. The processing plants remove water vapor, solids and other contaminants, such as hydrogen sulfide or carbon dioxide in the natural gas stream that would interfere with pipeline transportation or marketing of the gas to consumers and also extract the NGLs from the natural gas (described as treatment and extraction services, respectively). The NGLs are then subjected to various processes that cause the NGLs to separate, or fractionate, into marketable products such as propane, normal butane, isobutane and natural gasoline (described as fractionation services).

  Over the past 10 years, independent gas processing has experienced significant growth. In 1995, independent natural gas processing companies accounted for 319,000 barrels per day of NGL production, or approximately 23% of total U.S. NGL production by the 20 largest U.S. natural gas producers, compared to less than 4% of such producers' NGL production in 1985. The increase in the independent gas processing industry has resulted in part from the divestiture by major energy companies and interstate pipeline companies of their gas gathering and processing assets and the decision by many such companies to outsource their gas processing needs.

  An important factor expected to contribute to the continuing growth of independent processing companies is the upward trend of gas consumption and production in the United States. Natural gas consumption in the United States has increased from 16.2 Tcf per year in 1986 to 21.3 Tcf per year in 1995, and is forecast to increase to 24.0 Tcf per year by the year 2000. The number of natural gas rigs in service also has recently increased. From June 1995 to June 1996, the number of natural gas rigs in service rose from 340 to 464. This natural gas rig count is the highest in over four years, and as a percentage of total oil and gas rigs in service, the highest in the last decade. Many newly discovered gas wells and gas fields will require access to gathering and processing infrastructure, providing significant opportunities for growth-oriented independent gas processing companies such as MarkWest.

STRATEGY

  The Company's primary objective is to achieve sustainable growth in cash flow and earnings by increasing the volume of natural gas that it gathers and processes and the volume of NGLs that it produces and markets. To achieve this objective, the Company employs a number of related strategies.

  Geographic Core Areas. The Company emphasizes opportunities for investment in geographic core areas where there is significant potential to achieve a position as the area's dominant natural gas processor. The Company believes that growth in core areas can be achieved by developing processing facilities both in areas where a large energy or pipeline company requires processing services and in areas where there is significant potential for natural gas production but not significant processing capacity.

  Long-Term Strategic Relationships. The Company seeks strategic relationships with the dominant pipelines and gas producers in each area in which the Company operates. In the Appalachian Core Area, MarkWest owns three processing plants that process natural gas or NGLs dedicated by Columbia Gas. In its Michigan Core Area, the Company has entered into gas supply and processing relationships with Shell and MPC, a company jointly owned by Tenneco and ENCAP.

  NGL Marketing. The Company strives to maximize the downstream value of its gas and liquid products by marketing directly to distributors and resellers. Particularly in the area of NGL marketing, the Company minimizes the use of third party brokers and instead supports a direct marketing staff focused on refiners, petrochemical companies, gasoline blenders, and multistate and independent propane dealers. Additionally, the Company uses its own truck and tank car fleet, as well as its own terminals and storage facilities, to provide supply reliability to its customers. All of these efforts have allowed the Company to maintain pricing of its NGL products at a premium to Gulf Coast spot prices.

  Cost-Efficient Operations. The Company seeks a competitive advantage by utilizing in-house processing and operating expertise to provide lower-cost service. To provide competitive processing services, the Company emphasizes facility design, project management and operating expertise that permits efficient installation and operation of its facilities. The Company has in-house engineering personnel who oversee the design and construction of the Company's processing plants and equipment.

  Acquisitions. The Company believes that there are significant opportunities to make strategic acquisitions of gathering and processing assets because of the divestiture by major energy companies and interstate pipeline companies of their gas gathering and processing assets. The Company pursues acquisitions that can add to existing core area investments or can lead to new core area investments.

  Exploration as a Tool to Enhance Gas Processing. The Company maintains a strategic gas exploration effort that is designed to permit the Company to gain access to additional natural gas supplies within its existing core areas and to gain foothold positions in production regions that the Company might develop as new core processing areas.

NATURAL GAS PROCESSING AND RELATED SERVICES

  The Company's processing operations are located in its Appalachian Core Area consisting of eastern Kentucky, southern West Virginia, and southern Ohio, and its Michigan Core Area consisting of the area of western Michigan north of Grand Rapids and south of Traverse City. The Company's operations in Appalachia date from the Company's founding in 1988. At present, the Company is the largest processor of natural gas in Appalachia based on the volume of natural gas processed at its owned facilities, including those it leases to third parties. The Company began development of the Michigan Core Area in June 1996.

 APPALACHIAN CORE AREA

  The Company's operations in Appalachia consist of two extraction facilities, a fractionation plant, an NGL pipeline, rail terminals and related processing assets. Since 1988, when the Company purchased its Siloam fractionation plant (see
"--Fractionation"), the volume of natural gas processed by the Company in the Appalachian Core Area has grown to approximately 170 MMcf/D, and the Company's NGL production has grown to approximately 275 MGal/D.



           [GRAPHIC: 43 X 33 1/2 PICA MAP OF APPALACHIAN CORE AREA]






  The Company believes that this region has favorable supply and demand characteristics. The Appalachian Core Area is geographically situated between the TET pipeline to the north and the Dixie pipeline to the south. In addition to Appalachia, the TET pipeline serves the upper midwestern and eastern United States, and the Dixie pipeline serves the southeast. Because the areas directly served by these two pipelines are experiencing significant population growth, the demand for NGL products exceeds the capacity of these two lines. The demand for propane from the TET and Dixie pipelines is such that the pipelines allocate supply to purchasers during peak wintertime periods, thereby limiting the available supply to Appalachia. There are few sources of propane to the Appalachian Core Area other than the Company's facilities, the TET and Dixie pipelines, and propane shipped by rail cars from other producing areas. In addition, the Appalachian mountain range limits access to the Dixie pipeline by distributors in the Appalachian Core Area. These factors enable producers in Appalachia (principally MarkWest, Ashland and CNG Transmission Corporation) to price their products (particularly propane) at a premium to Gulf Coast spot prices during times of supply shortages from other sources, especially during winter high demand periods. The underground storage caverns at Siloam allow the Company to defer sales of NGLs to the winter months when peak demand periods often lead to higher product prices and provide local consumers with needed wintertime supplies.

  The Company also believes that there are significant growth opportunities in this region both from the improvement of gas processing efficiencies for existing gas production in the area and the Company's capacity to process natural gas streams from areas in the region that are not currently processed. For example, in 1994 in Kentucky, Ohio, Pennsylvania, Virginia and West Virginia, only 473 MMcf/D of natural gas was processed out of a total production of over 1,400 MMcf/D. While not all of this natural gas is available to the Company or is economically feasible to process, the Company believes there is significant opportunity to capture an increasing portion of this unprocessed supply.

  NGL EXTRACTION. The Company currently owns two NGL extraction plants in Appalachia, one which it operates and one which it leases to Columbia Gas. Extraction plants remove NGLs, as well as water vapor, solids and other contaminants, such as hydrogen sulfide or carbon dioxide, contained in the natural gas stream. The Company provides NGL extraction services under a fee-based arrangement.

  Kenova Plant. The Company began construction of its Kenova natural gas liquids extraction plant, located in Wayne County, West Virginia, in 1995. The Kenova plant was commissioned in January 1996 and replaced a 1958 extraction facility owned and operated by Columbia Gas. Because the Company owns and operates this new facility, the Company will generate increased revenue, and fee revenues related to processing operations will represent a greater proportion of total revenues. In addition, the Company believes that this new facility will generate greater NGL recovery from natural gas, reduce downtime for maintenance, and significantly reduce fuel costs compared to the replaced facility. Construction and related costs for development of the Kenova plant were approximately $12.2 million. The Kenova plant was constructed under an agreement with Columbia Gas and is situated on a main gathering line of Columbia Gas. The Kenova plant produces revenue for the Company by charging fees to process natural gas production. To date, substantially all of Kenova's processing throughput has been obtained from Columbia Gas. See "--Gas Processing Contracts and Natural Gas Supply." The Company estimates that average natural gas throughput at the Kenova plant in 1996 will be 115 MMcf/D. NGL production at the Kenova plant in 1996 is estimated to be 70 million gallons.

  The Kenova plant is a turbo expander plant that both processes natural gas into pipeline quality gas and extracts NGLs from the natural gas stream. The Kenova plant refrigerates natural gas down to -105 degrees Fahrenheit and separates the natural gas from the NGLs formed at the low temperatures. The Kenova plant's design allows for relatively fuel-efficient, low-pollution extraction of a high volume of NGLs from the natural gas. The plant has a processing capacity of 120 MMcf/D, and also has over 6,500 horsepower of inlet compression capability. See "--Facilities." Substantially all of the Kenova plant's extracted NGLs are transported via the Company's 38.5 mile high pressure pipeline to its Siloam fractionation facility located in South Shore, Kentucky, for separation into marketable NGL products.

  Boldman Plant. The Company constructed the Boldman natural gas liquids extraction plant, located in Pike County, Kentucky, in 1991. Construction and related costs for development of the Boldman plant were approximately $4.0 million.

  The Boldman plant is a refrigeration plant that extracts NGLs by refrigerating natural gas down to -20 degrees Fahrenheit. The plant has a processing capacity of 70 MMcf/D and includes two 60,000 gallon product storage tanks and truck loading facilities. The Boldman plant is currently leased to, and operated by, Columbia Gas. Under such lease, the Company receives a monthly rental fee ranging from $40,000 to $47,000. Columbia Gas also has an option to purchase the Boldman plant at set prices during the term and upon expiration of the lease. See "--Facilities."

  Columbia Gas has dedicated all NGLs recovered at the Boldman plant to the Company's Siloam facility for fractionation under a contract which runs through December 31, 2003. This production is transported via tanker trucks from the Boldman plant to the Siloam plant for processing. Natural gas throughput at the Boldman plant in 1995 averaged 55 MMcf/D.

  NGL Pipeline. The Company owns a 38.5 mile, high pressure steel pipeline that connects its Kenova processing plant to the Company's Siloam fractionation facility. The pipeline currently delivers approximately 70 million gallons per year to the Siloam facility from the Kenova processing plant. Because this pipeline was originally designed to handle a high pressure ethane-rich stream, it has the capacity to handle almost twice as much product if it becomes available.

  FRACTIONATION. The Company's fractionation services in the Appalachian Core Area are performed at its Siloam fractionation plant located in South Shore, Kentucky. At this facility, extracted NGLs are subjected to various processes that cause the natural gas to separate, or fractionate, into separate NGL products, including propane, isobutane, normal butane and natural gasoline. The Siloam facility is one of only two fractionation plants in the Appalachian Core Area producing over 6,500 barrels, or 275,000 gallons, per day of NGLs. Substantially all of the Company's fractionation services in its Appalachian Core Area are provided under keep-whole contracts with Columbia Gas. See "-- Gas Processing Contracts and Natural Gas Supply--Keep-Whole Contracts."

  The Company acquired the Siloam plant in April 1988 from Columbia Gas for $3.5 million. During 1989, the Company began an approximately $11.0 million expansion program at the Siloam plant that included the construction of an isomerization unit that has the capacity to convert up to 2,000 barrels per day of normal butane into isobutane. Because of attractive normal butane prices, the Company does not currently operate the isomerization unit. The expansion program also included the construction of additional storage facilities, improvements to existing electrical and control systems and the addition of loading facilities. The expansion was fully operational in early 1991. The Siloam plant, situated on approximately 290 Company-owned acres, has a gross design capacity of 8,500 barrels per day, or approximately 130 million gallons per year. The Siloam plant also has over 14.0 million gallons of on-site product storage, including an 8.4 million gallon propane underground storage cavern, a 3.1 million gallon butane underground storage cavern, and approximately 3.0 million gallons of above-ground storage tanks. The Siloam plant is served by the following modern loading and unloading facilities: four automated truck loading docks for propane/butane; two automated truck unloading docks for mixed feedstock; one automated bottom loading dock for natural gasoline; truck scales; a rail siding capable of holding over 20 railcars and simultaneously loading or unloading eight cars; and barge facilities for the loading of natural gasoline and butanes.

  Approximately 79% of the fractionation throughput at the Siloam plant comes from the production of the Company's Kenova and Boldman plants. The Company also makes purchases of NGLs from third-party processors and of additional production from Columbia Gas. The Company's most significant purchase contract for NGLs is with Columbia Gas. In addition to the approximately 9.0 MMGal per year of Columbia Gas NGL production from the Boldman plant, Columbia Gas dedicates approximately 17.0 MMGal per year from its Cobb, West Virginia extraction plant. Pursuant to the Columbia Gas purchase agreements, the Company is committed to purchase substantially all of the NGLs produced at Columbia Gas' own processing plants, as well as those produced by the Company for Columbia Gas. Under these contracts, the Company is required to compensate Columbia Gas for the BTU energy equivalent of NGLs and fuel removed from the natural gas as a result of processing. The terms of these contracts runs through December 31, 2003, except for the contract at the Kenova plant which runs through 2010, and provide for automatic two-year extensions thereafter, unless either party gives notice to terminate the contract at least one year in advance of an expiration date. In 1995, the Company's cost for purchases under these contracts were $17.0 million, and such purchases represented 98% of all NGLs fractionated by the Company.

 MICHIGAN CORE AREA

  The Company was attracted to the Michigan Core Area because of the potential for providing gathering and processing services in the area. Substantially all of the natural gas in the Michigan Core Area is sour and, therefore, has limited outlets for processing. Through West Shore, the Company expects to be able to gather and process this sour gas. As a result of availability of large shut-in sour gas wells and the expected increase in drilling by producers who previously had no outlet for sour gas production in the area, the Company entered into several related agreements in May 1996 providing for the development of gathering, treatment and processing facilities in western Michigan. The Michigan Project is conducted through West Shore, a venture dedicated to natural gas gathering, treatment, processing and NGL marketing in Manistee, Mason and Oceana Counties in Michigan. MW Michigan has the contractual right to acquire a 60% interest in West Shore. See "--Development Agreements."





                     [GRAPHIC: MAP OF MICHIGAN CORE AREA]





  The most significant assets of West Shore currently include the Basin Pipeline, a 31-mile sour gas pipeline which is situated in Manistee and Mason Counties, rights to obtain a sour gas treatment plant located in Manistee County, Michigan, and various agreements that dedicate natural gas production to West Shore for processing. Until completion of the second phase of the Michigan Project, West Shore's revenues will be derived from fees generated by gathering of natural gas on the Basin Pipeline and by treatment of sour gas. Following completion of the second phase, revenues will be derived from fees generated by gathering, treatment and extraction and fractionation of NGLs.

  The Michigan Project is in its first phase of development, which includes construction of a two-mile pipeline from one of West Shore's main gathering locations to a treatment plant owned and operated by Shell in Manistee County. The purpose of this pipeline is to deliver sour gas to Shell for treatment. The first phase also includes the construction of a 30-mile pipeline that will connect the Slocum natural gas well owned by MPC in Oceana County to the Basin Pipeline. Pending approval by the Michigan Public Service Commission of this pipeline as part of the Basin Pipeline, MPC will own, and West Shore will operate for MPC, this connecting pipeline. The Slocum well has estimated reserves of approximately 13 Bcf, and estimated initial well deliverabilities of approximately 8 MMcf/D. The Company currently expects to complete the first phase of the Michigan Project in the first quarter of 1997. The first phase of the Michigan Project is budgeted to cost $10.4 million, of which the Company's share is $9.5 million.

  The second phase of the Michigan Project includes construction of a two-mile residue return line from the Shell treatment plant to the natural gas transmission line of Michigan Consolidated Gas Company ("MichCon") and construction of approximately 18 miles of pipeline to connect natural gas wells in southern Oceana County, including the Claybanks wells owned by MPC with estimated reserves of approximately 7.5 Bcf and estimated initial well deliverabilities of approximately 8 MMcf/D, to the Basin Pipeline. The second phase will also include the construction of an NGL extraction and fractionation facility at the site of the Shell treatment plant. The facility will be owned by West Shore and operated by Shell. The Company currently expects that the second phase of the Michigan Project will be completed by the end of the fourth quarter of 1997. The second phase of the Michigan Project is expected to cost over $10.0 million, although the budget for such project is not yet finalized.

  Upon completion of the first two phases of development, West Shore's processing operations are expected to have 30 MMcf/D of capacity provided by Shell and approximately 25 MMcf/D of dedicated production from currently drilled and proven wells. With a current pipeline capacity of 35 MMcf/D and deliverabilities of individual wells commonly exceeding 5 MMcf/D, the Company expects that demand at West Shore could exceed capacity. As a result, the Company is already planning to expand West Shore to increase capacity in the second phase of the Michigan Project. There can be no assurance, however, that demand for West Shore's services will reach the levels anticipated by the Company.

  Availability of Natural Gas Supply. West Shore has exclusive gathering, treatment and processing agreements with MPC covering the natural gas production from all wells and leases presently owned by MPC within Manistee, Mason and Oceana Counties, Michigan. In addition, West Shore has a gathering, treating and processing agreement with Oceana Acquisition Company ("Oceana") covering the production from the initial phase of Oceana's drilling program in Oceana County, Michigan. West Shore also is negotiating an agreement with Callon that may result in the dedication of its natural gas production to the pipeline, treatment and processing facilities of West Shore.

  The Company believes that the expansion of the Basin Pipeline southward will provide an outlet for sour gas production in the area and may stimulate new drilling activity in the area. Both MPC and Callon are considering initiating drilling programs in the area, to begin in late 1996 or early 1997. Production from the MPC program has been dedicated to the Basin Pipeline, and West Shore is negotiating with Callon for dedication of its production to the Basin Pipeline. MarkWest Resources has agreed to purchase a 17.5% working interest in the Callon drilling program. MarkWest also has had discussions with other exploration companies that are evaluating possible exploration and production activities in the corridor to be serviced by the expanded Basin Pipeline. MarkWest currently is evaluating various drilling programs and expects to participate actively in drilling wells in the area.

  The natural gas streams to be dedicated to West Shore under these agreements will primarily be produced from an extension of the Northern Niagaran Reef trend in western Michigan. To date, over 2.5 trillion cubic feet equivalent of natural gas has been produced from the Northern Niagaran Reef trend. Substantially all of the natural gas produced from the western region of this trend, however, is sour. While several successful large wells were developed in the region, the natural gas producers lacked adequate gathering and treatment facilities for sour gas, and development of the trend stopped in northern Manistee County. With the sour gas pipeline, treatment and processing facilities and capacity to be provided by West Shore, the Company believes there could be increased development in the region. In addition, the Company believes that improvements in seismic technology may increase exploration and production efforts, as well as drilling sucess rates.

  Development Agreements. West Shore was formed in May 1996 and is governed by an operating agreement between MW Michigan, Inc. and MEC, which is owned by Tenneco and ENCAP.

  Pursuant to the West Shore operating agreement, MEC contributed various gathering and processing assets, including gas purchase and processing contracts, valued by MEC and the Company at $11.2 million. The most significant assets contributed by MEC include its ownership interest in the Basin Pipeline, which is now held by West Shore's Basin Pipeline LLC subsidiary, rights to obtain a sour gas treatment plant located in Manistee County, Michigan, and various agreements that dedicate natural gas production to West Shore for processing.

  The acquisition of construction and operating permits in Michigan historically has been very difficult, particularly for sour gas. The assets contributed by MEC to West Shore included two key permits: a certificate of approval from the State of Michigan to transport sour natural gas via the Basin Pipeline and a permit to construct an additional treatment plant in Oceana County.

  In addition to acting as the operator under the West Shore operating agreement, the Company has committed to fund up to $1.2 million of West Shore's construction of a two-mile gathering pipeline and up to $10.0 million for a 30-mile extension of the Basin Pipeline. In addition, the Company has committed to fund 60% of the costs in excess of such amounts if necessary to complete these projects. The Company also intends to construct and install processing and fractionating facilities to capitalize on the shut-in supply of natural gas streams in the area. If the Company proceeds with this project, the Company would pay 100% of such costs up to $5.6 million, and fund 60% of the costs in excess of such amount if necessary to complete this project.

  The Company's ownership interest in West Shore is based upon the proportionate amount of capital funded to West Shore by the Company relative to the overall capital of West Shore, up to a maximum ownership interest of 60%. When the first two phases of the Michigan Project are complete, and assuming the Company has contributed capital of at least $16.8 million, the Company will own a 60% interest in West Shore. If the Company has not funded at least $16.8 million to West Shore prior to July 1, 1997, the Company has the right to make capital contributions to West Shore in the amount of the difference to obtain a 60% ownership interest. As of June 30, 1996, the Company had contributed $629,000 to, and had a 5.3% interest in, West Shore.

  Historically, Basin Pipeline's operations have not been profitable. Although there can be no assurance that West Shore or Basin Pipeline will achieve profitability, the Company believes that, with the capital contributions committed by the Company, operational efficiencies will improve and the throughput volume of the Basin Pipeline will increase as a result of the connection of the Slocum, the Claybanks and additional natural gas wells to the pipeline.

  Shell Treatment and Processing Agreement. In addition to the establishment of West Shore, the Michigan Project includes a number of related agreements. To provide treatment for natural gas dedicated to West Shore, West Shore has entered into a gas treatment and processing agreement with Shell. Currently, the agreement provides West Shore with 30 MMcf/D of gas treatment capacity at Shell's facility in Manistee County, Michigan. The agreement also permits West Shore to cause the expansion of Shell's treatment facilities. In addition, the agreement grants West Shore the right to construct and install an NGL processing plant at the site of Shell's treatment plant. Following completion of the new processing plant, Shell will act as contract operator for West Shore.

GAS PROCESSING CONTRACTS AND NATURAL GAS SUPPLY

  The Company historically has processed natural gas under two types of arrangements: keep-whole and fee-based processing. An increasing portion of the Company's revenue is derived from fees charged for processing third-party natural gas production. The Company intends to emphasize fee-based processing in the future to reduce the fluctuations in margins inherent in processing natural gas under keep-whole arrangements.

  Keep-Whole Contracts. Under keep-whole contracts, the principal cost is the reimbursement to the natural gas producers for the BTUs extracted from the gas stream in the form of liquids or consumed as fuel during processing. In such cases, the Company creates operating margins by maximizing the value of the NGLs extracted from the natural gas stream and minimizing the cost of replacement of BTUs. While the Company maintains programs to minimize the cost to deliver the replacement of fuel and shrinkage to the natural gas supplier, the Company's margins under keep-whole contracts can be negatively affected by either decreases in NGL prices or increases in prices of replacement natural gas. Keep-whole contracts accounted for approximately 70% of the Company's total revenues during 1995, and approximately 58% of the Company's total revenues during the six months ended June 30, 1996. See "Risk Factors-- Commodity Price Risks."

  Fee Contracts. The Company has entered into a fee-based contract with Columbia Gas, which expires December 31, 2010, pursuant to which Columbia Gas has agreed to use its best efforts to deliver a minimum of 115 MMcf/D of natural gas to the Company's Kenova processing plant, and the Company has agreed to process all natural gas made available by Columbia Gas to the Company at the Kenova plant. In 1995, deliveries by Columbia Gas to the Kenova plant under this contract represented approximately 70% of all throughput processed by the Company. Under the agreement, Columbia Gas pays the Company a fee per MMbtu of processed natural gas. The terms of the contract provide for automatic two-year extensions after 2010, unless either party gives notice to terminate the contract at least one year in advance of an expiration date. In its Michigan Core Area, West Shore has entered into a fee-based contract with MPC, which expires December 2016, pursuant to which MPC has agreed to use its best efforts to deliver all of its natural gas to West Shore's pipeline and treating facilities. Under the agreement, MPC pays West Shore a fee per MMbtu of transported and treated natural gas. Approximately 5% of the Company's total revenues during the six months ended June 30, 1996 resulted from fee-based contracts.

  Percent-of-Proceeds Contracts. Under percent-of-proceeds contracts, the Company retains a portion of NGLs and/or natural gas as compensation for the processing services provided. Operating revenues earned by the Company under percent-of-proceeds contracts increase proportionately with the price of NGLs and natural gas sold. While historically the Company has not entered into percent-of-proceeds contracts, recently the Company offered to process natural gas for certain suppliers in the Appalachian Core Area under percent-of-proceeds arrangements.

  The Company and Columbia Gas are in the process of negotiating fee and/or percent-of-proceeds arrangements whereby the Company will process natural gas directly for third-party shippers who utilize Columbia Gas' pipeline and distribution system. In addition, part of the fee structure for transporting and treating natural gas in the Michigan Core Area includes retaining a portion of extracted NGLs.

SALES AND MARKETING

  The Company attempts to maximize the value of its NGL output by marketing to distributors, resellers, blenders, refiners and petrochemical companies. The Company minimizes the use of third party brokers and instead supports a direct marketing staff focused on multistate and independent dealers. Additionally, the Company uses its own truck and tank car fleet, as well as its own terminals and storage facilities, to enhance supply reliability to its customers. All of these efforts have allowed the Company to maintain premium pricing of its NGL products compared to Gulf Coast spot prices.

  Substantially all of the Company's revenue is derived from sales of NGLs, particularly propane. Revenues from NGLs represented 93%, 98% and 92% of total revenues, excluding gains on sale of property, in each of 1994, 1995 and in the first six months of 1996, respectively. The Company markets and sells NGLs to numerous customers, including refiners, petrochemical companies, gasoline blenders, multistate and independent propane distributors and propane resellers. The majority of the Company's sales of NGLs are based on spot prices at the time the NGLs are sold. Spot market prices are based upon prices and volumes negotiated for short terms, typically 30 days.

  Marketing Assets. The Company maintains various terminalling, storage and transportation assets designed to facilitate NGL sales and to take advantage of seasonal variations in NGL prices.

  In early 1992, the Company acquired a seven-acre propane terminal and storage facility in West Memphis, Arkansas for approximately $4.5 million. The West Memphis terminal is located at the terminus of an 80-mile intrastate pipeline from McCrae Junction, Arkansas. The McCrae Junction terminal is connected to the large interstate TEPPCO pipeline that originates in Mt. Belvieu, Texas. At the West Memphis terminal, the Company maintains 45 pressurized storage tanks which have a storage capacity of just over 2.5 million gallons of NGLs. The terminal has a key stop automated loading facility with two loading docks for propane, operating 24 hours per day, seven days per week. The West Memphis terminal is capable of serving railcar and trucking transportation. An adjoining Union Pacific rail siding holds up to 17 railcars and has six loading/unloading stations. The terminal is located approximately 1/4 mile from the Mississippi River and is secured by a long term lease held by the Company.

  The West Memphis terminal is supplied by product from three sources: the TEPPCO pipeline, the Union Pacific railroad siding, and truck unloading. The facility also has the capability to terminal other NGLs (butanes) during non-peak demand periods for propane, and has dehydration facilities to ensure minimal water contamination. During 1995, throughput at the West Memphis terminal was approximately 30.0 million gallons. The Company's profit margin on such throughput results from transportation, storage and handling services to customers, which include approximately 45 area propane dealers.

  The Company also leases and operates a propane terminal in Church Hill, Tennessee, which principally receives product by rail and redelivers the product to dealers and resellers by truck. The Church Hill terminal was commissioned in the fall of 1995. The Company has agreed to maintain not less than 60,000 gallons of propane in storage at the terminal during the period from September 15 through March 15 of each year for use by Hawkins County Utility Co. ("Hawkins"). Hawkins uses the facility for a retail propane operation and a standby natural gas peak shaving plant, which mixes air with propane to generate marketable natural gas. The Church Hill terminal has 240,000 gallons of pressurized storage, an automated truck loading station and a rail siding that can hold four cars and has two unloading stations. Given the relatively strong demand for NGL products, the Company expects to make further investment in storage and loading/unloading assets of as much as $280,000 in the last quarter of 1996.

  To reach transportation and sales delivery points, the Company operates a fleet of approximately 80 pressurized railcars. The Company owns 70 of the railcars and leases the balance of the railcars under term leases. The Company also owns seven pressurized truck transport trailers, which are principally used in either the movement of mixed NGL feedstock to the Siloam fractionator or the sale of propane in the Appalachian Core Area. The Company anticipates increasing its owned railcar fleet prior to the end of 1997 and has budgeted a total of $753,000 for such purpose.

  The Company maintains a marketing staff of six persons in Columbus, Ohio; West Memphis, Arkansas; and Denver, Colorado.

  Sales Contracts. The Company has three significant contracts for sales of NGLs. The Company entered into two contracts, which expired August 31, 1996, with Ashland pursuant to which Ashland agreed to purchase all of the normal butane produced by the Company during each calendar year the contracts were in effect. The Company has completed negotiations with Ashland for two new contracts that the Company anticipates to execute by the end of September 1996, effective for a new three year term commencing September 1, 1996. The new contracts provide that Ashland will purchase the total production of normal butane and isobutane produced at the Company's Siloam plant. The Company currently is operating under the terms of the new contracts. In 1995, butanes represented approximately

24% of all NGLs produced by the Company. In 1995, Ashland purchased approximately 21 million gallons of butanes out of a total of 92 million gallons of NGLs produced at the Siloam plant. Sales prices for product sold to Ashland are based upon monthly average spot market prices. In 1995, revenues derived from NGL sales to Ashland represented $8.4 million, or approximately 18% of the Company's total revenues. The Company expects that its contract with Ashland will be renewed prior to the expiration of its current term in August 1996, although there can be no assurance that such renewal will occur or will occur on terms similar to the current contract.

  The Company also has a significant sales contract with Ferrellgas pursuant to which Ferrellgas has agreed to purchase approximately 12 million gallons of the Company's annual propane production from its Siloam plant. The contract expires in April 1997. The Company has had its contract with Ferrellgas renewed each year since 1989. As such, the Company expects its contract with Ferrellgas to be renewed subsequent to April 1997, although there can be no assurance that such renewal will occur or will occur on terms similar to the current contract. Sales prices for propane sold to Ferrellgas are based upon monthly average market prices. In 1995, revenues derived from NGL sales to Ferrellgas represented $3.8 million, or approximately 8% of the Company's total revenues.

EXPLORATION AND PRODUCTION

  The Company maintains a strategic gas exploration effort intended to permit the Company to gain a foothold position in production areas that have strong potential to create demand for its processing services. The Company, through its MarkWest Resources subsidiary, currently owns interests in several exploration and production assets. Such assets include the following:

  . A 49% undivided interest in two separate exploration and production projects in La Plata County, Colorado, situated on the Fruitland Formation coal seam. One project currently contains three coal seam wells that each produce approximately 300 Mcf/D of natural gas. MarkWest Resources plans to commence a 12 well drilling program in the West Tiffany area of the San Juan basin in September 1996. It is estimated that full development of these two projects will cost the Company approximately $3.2 million through the end of 1997.

  . A 5.4% working interest in a 66 well drilling program operated by Conley Smith, Denver, Colorado. The majority of these well sites are in Oklahoma, Nevada, Kansas and Texas. MarkWest believes it may have a future opportunity to provide its processing expertise to Conley Smith in the areas with successful drilling sites. There can be no assurance, however, that Conley Smith will use the Company's processing services.

  . A 25% working interest in a 31,000 acre project to be developed in the Piceance Basin of Colorado. The project includes both the exploration for natural gas in an area known as Sulfur Gulch and the purchase of acreage and a number of existing wells. While there can be no assurance that these projects will generate substantial natural gas volumes, MarkWest believes that this area could generate increased demand for processing services.

  . A 17.5% working interest in the drilling program of Callon in the Michigan Core Area. Callon intends to conduct a 25 square mile three-dimensional seismic survey in the area, and thereafter acquire acreage and conduct drilling activities. See "--Natural Gas Processing and Related Services--Michigan Core Area."

  In an attempt to mitigate certain of the risks involved in such activities, the Company has conducted its exploration and production activities with third parties. To date, the Company's exploration and production efforts have been conducted jointly with MAK-J Energy, a partnership whose general partner is a corporation owned and controlled by John Fox, President and Chief Executive Officer of the Company. See "Certain Transactions--Investments with Affiliate." In the future, any activities involving MAK-J Energy are required by the Company's bylaws to be approved by a majority of the Company's independent and disinterested directors. See "Certain Transactions--Investments with Affiliate."

FACILITIES

  The following table provides information concerning the Company's principal gas processing plants and gathering facilities.

                          YEAR ACQUIRED                  GAS     NGL PRODUCTION
                            OR PLACED    THROUGHPUT  THROUGHPUT    THROUGHPUT
                          INTO SERVICE    CAPACITY   (MMCF/D)(1) (MGAL/YEAR)(1)
                          ------------- ------------ ----------- --------------
PROCESSING PLANTS
Siloam Fractionation
 Plant,
South Shore, KY.........      1988        360 MGal/D      N/A       100,000
Boldman Extraction
 Plant,
Pike County, KY.........      1991       70.0 MMcf/D     55.0         9,300
Kenova Extraction Plant,
Wayne County, WV........      1996      120.0 MMcf/D    115.0        70,000
PIPELINES
38.5-mile Kenova--Siloam
 NGL pipeline,
Wayne County, WV to
South Shore, KY.........      1988        350 MGal/D      N/A        70,000
31-mile sour gas pipe-
 line
Manistee County, MI(2)..      1996       35.0 MMcf/D      9.0           N/A

                                        YEAR ACQUIRED
                                          OR PLACED     STORAGE    ANNUAL SALES
                                        INTO SERVICE   CAPACITY   (MGAL/YEAR)(1)
                                        ------------- ----------- --------------
TERMINAL AND STORAGE
Siloam Fractionation Storage
South Shore, KY........................     1988      14,000 MGal    100,000
Terminal and Storage
West Memphis, AR.......................     1992       2,500 MGal     33,000
Terminal and Storage
Church Hill, TN........................     1995         240 MGal      5,000

--------
  (1) Estimated for 1996.

  (2) Owned through West Shore Processing Company, LLC. See "--Natural Gas Processing and Related Services--Michigan Core Area."

  Kenova Plant. The Company's Kenova, West Virginia processing plant was developed pursuant to certain agreements with Columbia Gas. Pursuant to purchase and related agreements entered into between the Company and Columbia Gas in March 1995, the Company has agreed to purchase approximately six acres of land and facilities constituting Columbia Gas' former natural gas processing plant located in Kenova, West Virginia, for $500,000. Under the agreements, Columbia Gas has agreed to indemnify the Company for all environmental liabilities and costs identified by the environmental assessment of the Kenova properties, provided that, upon completion of the remediation identified in the remediation plan, the Company has agreed to pay Columbia Gas an additional $600,000 as a contribution for performing the remediation. The Kenova plant currently is the subject of certain FERC abandonment proceedings. See "--Government Regulation."

  Boldman Plant. The Company's Boldman, Kentucky processing plant was constructed pursuant to an agreement with Columbia Gas. The contract provided that the Company would design and construct an NGL extraction plant on Columbia Gas property. The Company invested approximately $4.0 million in constructing the facility. Under the Company's agreement with Columbia Gas, the Company has leased the facility to Columbia Gas for a ten year term ending February 2001. The lease has a base monthly rental fee of $40,000 and an operating fee measured by monthly production of liquids at the plant, which typically results in a monthly rental ranging from $40,000 to $47,000. The lease also contains a bonus fee arrangement pursuant to which the Company has agreed to pay fees to Columbia Gas if NGL production at the plant exceeds certain specified levels. The term is subject to an additional two-year extension upon notice from Columbia Gas to the Company, subject to negotiation of acceptable lease terms. Columbia Gas has the option, at the end of 1996, 1997, 1998 and 1999, to purchase the Boldman plant from the Company for a price equal to a specified premium above the book value of the plant on the date of purchase. In addition, Columbia Gas has the option to purchase the plant at the salvage value of the plant upon expiration of the lease term. While the Company does not expect that Columbia Gas will exercise its repurchase option, and anticipates that it will negotiate an agreement with Columbia Gas by which the Company will operate the plant on Columbia Gas' property after expiration of the lease term, there can be no assurance that such results will be achieved.

  Executive Offices. MarkWest occupies approximately 12,000 square feet of space at its executive offices in Denver, Colorado under a lease expiring in March 1997. While the Company will require additional office space as its business expands, the Company believes that its existing facilities are adequate to meet its needs for the immediate future, and that additional facilities will be available on commercially reasonable terms as needed.

OPERATIONAL RISKS AND INSURANCE

  The Company's operations are subject to the usual hazards incident to the exploration for and production, transmission, processing and storage of natural gas and NGLs, such as explosions, product spills, leaks, emissions and fires. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental damage, and may result in curtailment or suspension of operations at the affected facility. In addition, the Company's operations in the Michigan Core Area are subject to additional risks resulting from the processing and treatment of sour gas, including an increased risk of property damage, bodily injury or death from the highly toxic nature of sour gas. See "Risk Factors--General Business Risks."

  The Company maintains general public liability, property and business interruption insurance in amounts that it considers to be adequate for such risks. Such insurance is subject to deductibles that the Company considers reasonable and not excessive. Consistent with insurance coverage generally available to the NGL industry, the Company's insurance policies do not provide coverage for losses or liabilities related to pollution or other environmental damage, except for sudden and accidental occurrences.

  The occurrence of a significant event not fully insured or indemnified against, and/or the failure of a party to meet its indemnification obligations, could materially and adversely affect the Company's operations and financial condition. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable. To date, however, the Company has experienced no material uninsured losses.

COMPETITION

  The Company faces intense competition in obtaining natural gas supplies for its gathering and processing operations, in obtaining processed NGLs for fractionation, and in marketing its products and services. The Company's principal competitors include major integrated oil and gas companies such as Ashland and Amoco Oil Co., major interstate pipeline companies such as CNG Transmission Corporation, NGL processing companies such as Natural Gas Clearinghouse, and national and local gas gatherers, brokers, marketers and distributors of varying sizes, financial resources and experience. Many of the Company's competitors, such as major oil and gas and pipeline companies, have capital resources and control supplies of natural gas substantially greater than those of the Company. Smaller local distributors may enjoy a marketing advantage in their immediate service areas.

  The Company competes against other companies in its gas processing business both for supplies of natural gas and for customers to which it sells its products. Competition for natural gas supplies is based primarily on location of gas gathering facilities and gas processing plants, operating efficiency and reliability and ability to obtain a satisfactory price for products recovered. Competition for customers is based primarily on price, delivery capabilities, and maintenance of quality customer relationships.

  The Company's fractionation business competes against other fractionation facilities that serve local markets. Competitive factors affecting the Company's fractionation business include proximity to industry marketing centers and efficiency and reliability of service.

  In marketing its products and services, the Company has numerous competitors, including interstate pipelines and their marketing affiliates, major producers, and local and national gatherers, brokers, and marketers of widely varying sizes, financial resources and experience. Marketing competition is primarily based upon reliability, transportation, flexibility and price.

GOVERNMENT REGULATION

  Certain of the Company's pipeline activities and facilities are involved in the intrastate or interstate transportation of natural gas and NGLs, and are subject to state and/or federal regulation. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938 ("NGA"), the Natural Gas Policy Act of 1978 ("NGPA"), and the regulations promulgated thereunder by the Federal Energy Regulatory Commission ("FERC"). In the past, the federal government regulated the prices at which oil and gas could be sold, as well as certain terms of service. However, the deregulation of natural gas sales pricing began under terms of the NGPA and was completed in January 1993 pursuant to the Natural Gas Wellhead Decontrol Act of 1989 (the "Decontrol Act"). Thus, all sales by the Company of NGLs and natural gas currently can be made at uncontrolled market prices. There can be no assurance, however, that Congress will not reenact price controls in the future which could apply to, or substantially effect, these sales activities.

  FERC's jurisdiction over the interstate transportation of natural gas was not removed or limited by the NGPA or the Decontrol Act. FERC also retains jurisdiction over the interstate transportation of liquid hydrocarbons, such as NGLs and product streams derived therefrom. The processing of natural gas for the removal of liquids currently is not viewed by the FERC as an activity subject to its jurisdiction. If a processing plant's primary function is extraction of NGLs and not natural gas transportation, the FERC has traditionally maintained that the plant is not a facility for transportation or sale for resale of natural gas in interstate commerce and therefore is not subject to jurisdiction under the Natural Gas Act. Although the FERC has not been requested to and has made no specific declaration as to the jurisdictional status of the Company's gas processing operations or facilities, the Company believes that because its gas processing plants are primarily involved in removing NGLs, their processing activities are exempt from FERC jurisdiction. Notwithstanding the foregoing, Columbia Gas is seeking abandonment approval of the processing plant that was replaced by the Company's Kenova extraction plant. The previous Columbia Gas processing plant was considered by FERC to be transportation-related and was included in Columbia Gas' certificated facilities. See "--Natural Gas Processing and Related Services--Appalachian Core Area--NGL Extraction" and "--Facilities." Certain third party producers have filed for intervention in the abandonment proceeding seeking to clarify commitments regarding dedication of production and a determination regarding processing fees. Because of this prior regulatory classification when owned by Columbia Gas, the Company has specifically requested a ruling from FERC confirming that the new Kenova extraction plant is exempt from FERC jurisdiction. While there can be no assurance that FERC will issue such a ruling, the Company believes, based upon opinions of legal counsel to the Company, that such a ruling will be forthcoming. In the event FERC does not confirm such exemption, the rates charged by the Company for processing services at the Kenova plant would be subject to regulation by FERC, and such rates and regulation could affect the volume of natural gas delivered to the facility by producers. If imposed, such regulation could have a material adverse effect on the Company's results of operations.

  As part of the Michigan Project, the Company will own and operate pipeline gathering facilities in conjunction with its processing plants. Under the NGA, facilities which have as their "primary function" the performance of gathering activities and are not owned by interstate gas pipeline companies are wholly exempt from FERC jurisdiction. Interstate transmission facilities, on the other hand, are subject to FERC jurisdiction. The FERC distinguishes between these two types of activities on a fact-specific basis, which may make it difficult to state with certainty the status of the Company's pipeline gathering facilities. Although the FERC has not been requested to or issued any order or opinion declaring the Company's facilities as gathering rather than transmission facilities, based on opinion of legal counsel, management believes these systems are NGA-exempt gathering facilities. In addition, state and local regulatory authorities oversee intrastate gathering and other natural gas pipeline operations. For example, the Basin Pipeline, part of the Company's Michigan Project, is regulated by the Michigan Public Service Commission and local authorization is required for the connection of certain gas wells to the Basin Pipeline. See "--Natural Gas Processing and Related Services--Michigan Core Area."

  Because the Company's NGL pipeline facilities do not transport liquids in continuous flow in interstate commerce, they are not subject to FERC regulation under the Interstate Commerce Act. However, the design, construction, operation, and maintenance of the Company's NGL and natural gas pipeline facilities are subject to the safety regulations established by the Secretary of the Department of Transportation pursuant to the Natural Gas Pipeline Safety Act of 1968, as amended ("1968 Act"), or by state agency regulations which meet or exceed the requirements of the 1968 Act.

  The Company's natural gas exploration and production operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, meeting bonding requirements in order to drill or operate wells and regulating the location of wells, the methods of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used in connection with such operations. Production operations are also subject to various conservation laws and regulations. These typically include the regulation of the size of drilling and spacing or proration units and the density of wells which may be drilled therein and the unitization or pooling of oil and gas properties. Whether the state has forced pooling, or integration of smaller tracts to form a tract large enough to conduct drilling operations, or relies only on voluntary pooling can affect the ease with which a property can be developed. State conservation laws also typically establish maximum rates of production of natural gas, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production and the handling of nonhydrocarbon gases, such as carbon dioxide and hydrogen sulfide. The effect of these regulations may limit the amount of oil and gas available to the Company or which the Company can produce from its wells. They also substantially affect the cost and profitability of conducting natural gas exploration and production activities. Inasmuch as such laws and regulations are frequently expanded, amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with these production-related regulations.

  Commencing in April 1992, the FERC issued a series of orders, generally referred to collectively as Order No. 636, which, among other things, require interstate pipelines such as Columbia Gas to "restructure" to provide transportation services separate or "unbundled" from the interstate pipelines sales of gas. Order No. 636 also requires interstate pipelines to provide open-access transportation on a basis that is equal for all shippers and all supplies of natural gas. This order was implemented through pipeline-by-pipeline restructuring proceedings. In many instances, the result has been to substantially reduce or bring to an end interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation services. On July 16, 1996, the United States Court of Appeals for the District of Columbia Circuit upheld the validity of most of the provisions and features of Order No. 636. However, in many instances, appeals remain outstanding in the individual pipeline restructuring proceedings, so the Company cannot predict the final outcome of these proceedings. Order No. 636 is intended to foster increased competition within all phases of the natural gas industry. It remains unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on the Company or its various lines of business. Additionally, the FERC has issued a number of other orders which are intended to supplement various facets of its open access program, all of which will continue to affect how and by whom natural gas production and associated NGL's will be transported and sold in the marketplace. In its current form, FERC's open access initiatives could provide the Company with additional access to gas supplies and markets, and could assist the Company and its customers by mandating more fairly applied service rates, terms and conditions. On the other hand, it could also subject the Company and entities with which it does business to more restrictive pipeline imbalance tolerances, more complex operations and greater monetary penalties for violation of the pipelines tolerances and other tariff provisions.

The Company does not believe, however, that it will be affected by any action taken with respect to Order No. 636 materially differently than any other producers, gatherers, processors or marketers with which it competes.

ENVIRONMENTAL MATTERS

  The Company is subject to environmental risks normally incident to the operation and construction of gathering lines, pipelines, plants and other facilities for gathering, processing, treatment, storing and transporting natural gas and other products including, but not limited to, uncontrollable flows of natural gas, fluids and other substances into the environment, explosions, fires, pollution, and other environmental and safety risks. The following is a discussion of certain environmental and safety concerns related to the Company. It is not intended to constitute a complete discussion of the various federal, state and local statutes, rules, regulations, or orders to which the Company's operations may be subject. For example, the Company, without regard to fault, could incur liability under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (also known as the "Superfund" law), or state counterparts, in connection with the disposal or other releases of hazardous substances, including sour gas, and for natural resource damages. Further, the recent trend in environmental legislation and regulations is toward stricter standards, and this will likely continue in the future.

  The Company's activities in connection with the operation and construction of gathering lines, pipelines, plants, injection wells, storage caverns, and other facilities for gathering, processing, treatment, storing, and transporting natural gas and other products are subject to environmental and safety regulation by federal and state authorities, including, without limitation, the state environmental agencies and the federal Environmental Protection Agency ("EPA"), which can increase the costs of designing, installing and operating such facilities. In most instances, the regulatory requirements relate to the discharge of substances into the environment and include measures to control water and air pollution.

  Environmental laws and regulations may require the acquisition of a permit or other authorization before certain activities may be conducted by the Company. These laws also include fines and penalties for non-compliance. Further, these laws and regulations may limit or prohibit activities on certain lands lying within wilderness areas, wetlands, areas providing habitat for certain species or other protected areas. The Company is also subject to other federal, state, and local laws covering the handling, storage or discharge of materials used by the Company, or otherwise relating to protection of the environment, safety and health. The Company believes that it is in material compliance with all applicable environmental laws and regulations.

EMPLOYEES

  As of July 1, 1996, the Company had 84 employees, including eight employees dedicated to the Michigan Project. The Company anticipates hiring additional employees in connection with the development of the Michigan Project.

  Eighteen employees at the Company's Siloam fractionation facility in South Shore, Kentucky are represented by the Oil, Chemical and Atomic Workers International Union, Local 3-372 (Siloam Sub-Local). The Company recently negotiated a new collective bargaining agreement with this Union that is effective May 1, 1996 and expires on April 30, 2000. The agreement covers only hourly, non-supervisory employees. The Company considers labor relations to be satisfactory at this time.

LEGAL PROCEEDINGS

  From time to time the Company has been involved in certain legal proceedings that have arisen in the ordinary course of business, none of which has had a material adverse effect on the Company's financial position or results of operations. The Company is not currently a party to any legal proceedings, and is not aware of any threatened litigation, the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on the Company's financial condition or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

NAME                        AGE                     POSITION
----                        ---                     --------
John M. Fox................  56 President, Chief Executive Officer and Director
Brian T. O'Neill...........  48 Senior Vice President, Chief Operating Officer
                                and Director
Arthur J. Denney...........  47 Vice President of Engineering and Business
                                Development and Director
Robert F. Garvin...........  56 Vice President of Exploration
Rita E. Harvey.............  40 Director of Finance and Treasurer
Norman H. Foster (1)(2)....  61 Director
Barry W. Spector (2).......  44 Director
David R. Whitney (1)(2)....  44 Director

KEY EMPLOYEES

  Certain key employees of the Company are as follows:

NAME                                  AGE                     POSITION
----                                  ---                     --------
Katherine S. Holland.................  43 Manager, NGL and Natural Gas Supply
Michael R. La Rue....................  37 Manager, Business Development
Kimberly H. Marle....................  38 Manager , Information Systems
Faye E. McGuar.......................  45 Controller
Randy S. Nickerson...................  35 Manager, West Shore and Basin Pipeline
Joseph D. O'Meara....................  52 Manager, Appalachian Area
Fred R. Shato........................  48 General Manager, Marketing

--------
  (1) Member of the Compensation Committee of the Board of Directors.

  (2) Member of the Audit Committee of the Board of Directors.

EXECUTIVE OFFICERS AND DIRECTORS

  JOHN M. FOX has been the Company's President, Chief Executive Officer and a member of the Board of Directors since its inception in April 1988. Mr. Fox was a founder of Western Gas Resources, Inc., a company listed on the New York Stock Exchange, and was Executive Vice President and Chief Operating Officer from 1972 to 1986. Mr. Fox holds a bachelors degree in engineering from the United States Air Force Academy and an MBA from the University of Denver.

  BRIAN T. O'NEILL has been the Company's Senior Vice President, Chief Operating Officer and a member of the Board of Directors since its inception in April 1988. Mr. O'Neill has approximately 20 years of experience in NGL and natural gas marketing, and served as a Marketing Manager for Western Gas Resources, Inc., specializing in gas acquisition and sales, new business development and NGL marketing, from 1982 to 1987. Mr. O'Neill holds a bachelors degree in advertising and psychology from the University of Florida and a masters degree in international marketing and finance from the American Graduate School of International Management.

  ARTHUR J. DENNEY has been the Company's Vice President of Engineering and Business Development since January 1990 and a member of the Board of Directors since June 1996. Mr. Denney has over 22 years of experience in gas gathering, gas processing and the NGL business. From 1987 to 1990, Mr. Denney served as Manager of Business Development for Lair Petroleum, Inc. From 1974 to 1987, Mr. Denney was employed by Enron Gas Processing Co. in a variety of positions, including seven years as its Rocky Mountain Regional Manager for business development. Mr. Denney holds a bachelors degree in mechanical engineering and an MBA from the University of Nebraska.

  ROBERT F. GARVIN joined MarkWest in 1988 as Manager, Exploration. Mr. Garvin has been the Company's Vice President of Exploration since April 1996. Mr. Garvin has more than 29 years of oil and gas industry experience. During his career, Mr. Garvin has been employed as a geologist by Phillips Petroleum Company, Duncan Oil Properties, Excel Energy Corporation, Ecological Engineering Systems and has been a self-employed geologist. Mr. Garvin holds a bachelors degree in geology from Westminster College and a masters degree in geology from the University of Utah.

  RITA E. HARVEY has been the Company's Director of Finance and Treasurer since November 1995. From April 1994 through October 1995, Ms. Harvey served as the Company's controller. Ms. Harvey is a certified public accountant with over fifteen years of experience in accounting, budgeting, finance and management. From July 1991 through March 1994, Ms. Harvey specialized in the extractive industries as a member of the Audit and Business Advisory Services Group of Price Waterhouse LLP. Ms. Harvey is currently in her third year as a member of the Authority Finance Committee of the Denver Health and Hospitals Board of Directors. Ms. Harvey holds a bachelors degree in accounting from Metropolitan State College and is currently pursuing a masters degree in finance at the University of Colorado at Denver.

  NORMAN H. FOSTER has been a member of the Board of Directors of the Company since June 1996. Dr. Foster has more than 33 years of experience in oil and natural gas exploration, both domestic and international. Dr. Foster has been an independent geologist since 1979, and has held positions with Sinclair Oil Corporation, Trend Exploration Limited and Filon Exploration Corporation. In 1995, he co-founded Voyager Exploration, Inc., a private exploration and production company for which he serves as President. Dr. Foster holds a bachelors degree in general science and a masters degree in geology from the University of Iowa and a Ph.D. in geology from the University of Kansas.

  BARRY W. SPECTOR has been a member of the Board of Directors of the Company since September 1995. Mr. Spector has practiced law as a sole practitioner since 1979. Mr. Spector's practice emphasizes oil and gas law with a particular emphasis in natural gas contracts, interstate and intrastate regulation and marketing. Mr. Spector holds a bachelors degree in biology and a J.D. from the University of Denver. Mr. Spector is also a director of Chaparral Resources, Inc., a publicly-held company.

  DAVID R. WHITNEY has been a member of the Board of Directors of the Company since April, 1988. Since 1985, Mr. Whitney has been a Managing Director of Resource Investors Management Company Limited Partnership ("RIMCO"), a full service investment management company specializing in the energy industry and the holder, after the Reorganization, of 3.5% of the Company's shares of Common Stock. Mr. Whitney holds a bachelors degree in economics from the University of Colorado and an MBA from the University of Connecticut.

KEY EMPLOYEES

  KATHERINE S. HOLLAND joined MarkWest in 1988. She has been the Company's Manager, NGL and Natural Gas Supply, since late 1993. Prior to that, she served as the Company's Manager, Railcar Fleet and Distribution. Ms. Holland has approximately 13 years' combined experience in the oil and gas industry and the NGL and natural gas segment of the oil and gas industry. From 1983 to 1988, Ms. Holland was employed by Sherwood Exploration Company, an oil and gas exploration and production company. Ms. Holland holds a bachelors degree in art history from the University of Colorado.

  MICHAEL R. LA RUE joined MarkWest in 1991 as Controller. In 1993, Mr. La Rue became Manager, Business Development for the Company, with primary responsibility for business development in the Appalachian Core Area. From 1983 to 1991, Mr. LaRue was employed by Price Waterhouse as an accountant specializing in tax consulting for the extractive industry. Mr. La Rue holds a bachelors degree in accounting from Oklahoma State University.

  KIMBERLY H. MARLE has been the Company's Manager, Information Systems, since March 1995. Ms. Marle joined MarkWest in December 1993 as an information systems consultant developing applications for the Company's accounting systems. Ms. Marle has an extensive background in oil and gas computerization, having worked for Forest Oil Corporation for four years prior to joining MarkWest. Ms. Marle holds a bachelors degree in business from the University of Memphis and is currently pursuing a masters degree in information systems at the University of Denver.

  FAYE E. MCGUAR joined MarkWest in 1996 as Controller. Ms. McGuar is a certified public accountant with over 15 years of experience in accounting, budgeting, treasury and finance. From 1994 to 1996, Ms. McGuar was employed by the Southern Pacific Railroad as Budget Director, and from 1982 to 1988, she was employed by the Anschutz Corporation, serving as its controller from 1987 to 1988. Ms. McGuar holds a bachelors degree in finance from the University of Utah.

  RANDY S. NICKERSON joined MarkWest in 1995 as Manager, New Projects, and now serves as Manager, West Shore Processing and Basin Pipeline. From 1984 to 1990, he was a project manager and a project engineer for Chevron USA, and from 1991 to 1995, he was a project engineer and Regional Engineering Manager for Western Gas Resources, Inc. Mr. Nickerson holds a bachelors degree in chemical engineering from Colorado State University.

  JOSEPH D. O'MEARA joined MarkWest in 1992 as Manager, Siloam Plant. In 1995, Mr. O'Meara was promoted to Manager, Appalachian Area. Prior to joining MarkWest, Mr. O'Meara was employed for 26 years by Cities Service/Occidental Petroleum, during which time he held a number of operational, supervisory and management positions.

  FRED R. SHATO joined MarkWest in 1989 as Manager, Marketing. In 1992, Mr. Shato became the Company's General Manager, Marketing. Mr. Shato has 20 years of experience in gasoline and NGL acquisition, trading and marketing, and served as Manager of Trading and Product Acquisitioin for Certified Oil Corporation from 1980 to 1989. Mr. Shato holds a bachelors degree in history and political science from Defiance College.

BOARD OF DIRECTORS

  The Company's By-Laws provide for a classified board of directors. The two class I directors, Messrs. Denney and Foster, have been elected for an initial term expiring at the 1997 annual meeting. The two class II directors, Messrs. O'Neill and Spector, have been elected for an initial term expiring at the 1998 annual meeting. The two class III directors, Messrs. Fox and Whitney, have been elected for an initial term expiring at the 1999 annual meeting. All subsequent elections will be for successive three-year terms. No director is selected or serves pursuant to any special arrangement or contract.

  Officers serve at the discretion of the Board and are elected annually. There are no family relationships between the directors or executive officers of the Company.

  The Board of Directors has a Compensation Committee and an Audit Committee. The Compensation Committee makes recommendations to the Board concerning salaries and incentive compensation for the Company's officers and employees and administers the Company's 1996 Stock Incentive Plan, as amended (the "Stock Incentive Plan"). The Audit Committee aids management in the establishment and supervision of the Company's financial controls, evaluates the scope of the annual audit, reviews audit results, consults with management and the Company's independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of the Company's financial affairs.

  Prior to this offering, directors have not received any compensation from the Company for serving on the Board of Directors. All directors are reimbursed for out-of-pocket expenses incurred while attending board and committee meetings.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company is incorporated in Delaware in part to take advantage of certain provisions in the Delaware General Corporation Law (the "Delaware Code") relating to limitations on liability of corporate officers and directors.

  The Company's Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the Delaware Code. Under current Delaware law, a director's liability to a company or its stockholders may not be limited with respect to (i) any breach of his duty of loyalty to the company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments or dividends or unlawful stock repurchases or redemptions as provided in
Section 174 of the Delaware Code or (iv) transactions from which the director derived an improper personal benefit. The Company's Bylaws provide that the Company shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted under the Delaware Code.

  At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification would be required or permitted. The Company is not aware of any overtly threatened litigation or proceeding that might result in a claim for indemnification.

EXECUTIVE COMPENSATION

  The following table sets forth the cash and noncash compensation for the fiscal year ended December 31, 1995, awarded to or earned by (i) the individual who served as the Company's Chief Executive Officer ("CEO") in fiscal 1995; and (ii) each other executive officer of the Company whose salary and bonus in fiscal 1995 exceeded $100,000 ((i) and (ii), collectively, the "Named Executive Officers"). No other officer had compensation in excess of $100,000 for fiscal year 1995:

                          SUMMARY COMPENSATION TABLE

                                                        ANNUAL       LONG TERM
                                                     COMPENSATION   COMPENSATION
                                                   ---------------- ------------
                                                    SALARY   BONUS    OPTIONS
NAME AND PRINCIPAL POSITIONS           FISCAL YEAR   ($)      ($)       (#)
----------------------------           ----------- -------- ------- ------------
John M. Fox...........................    1995     $140,510 $43,350       --
 President and CEO....................    1994     $109,516 $36,786       --
                                          1993     $127,400 $ 2,997       --
Brian T. O'Neill......................    1995     $142,191 $43,350    4,580
 Senior Vice President and Chief
  Operating Officer...................    1994     $117,338 $36,786       --
                                          1993     $133,025 $ 2,997       --
Arthur J. Denney......................    1995     $127,179 $39,235    6,331
 Vice President of Engineering and
  Business                                1994     $109,515 $34,333       --
 Development..........................    1993     $117,875 $ 2,664       --

OPTION GRANTS

  The following table sets forth information concerning stock options granted to the Named Executive Officers during the fiscal year ended December 31, 1995, pursuant to the predecessor to the Company's Stock Incentive Plan. No stock appreciation rights ("SARs") have been granted to these individuals to date.

                       OPTION GRANTS IN LAST FISCAL YEAR

                          NUMBER OF
                         SECURITIES  PERCENT OF TOTAL
                         UNDERLYING  OPTIONS GRANTED  EXERCISE OR
                           OPTIONS   TO EMPLOYEES IN  BASE PRICE    EXPIRATION
NAME                     GRANTED (#)   FISCAL YEAR      ($/SH)         DATE
----                     ----------- ---------------- ----------- --------------
John M. Fox.............     --              --           --            --
Brian T. O'Neill........    4,580          7.16%         $6.99    August 1, 2001
Arthur J. Denney........    6,331          9.89%         $6.99    August 1, 2001

FISCAL YEAR-END OPTION VALUES

  The following table sets forth certain information with respect to stock options held by each of the Company's Named Executive Officers. There have been no option exercises by the Named Executive Officers since the formation of the Company.

                         FISCAL YEAR-END OPTION VALUES

                               NUMBER OF SECURITIES
                              UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                              OPTIONS AT FISCAL YEAR-   IN-THE-MONEY OPTIONS AT
                                      END (#)           FISCAL YEAR-END ($)(1)
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                         ----------- ------------- ----------- -------------
John M. Fox.................    5,725        1,425       $28,682      $ 7,139
Brian T. O'Neill............    6,641        5,095        33,271       25,526
Arthur J. Denney............    5,388        6,096        26,994       30,541

--------
  (1) There was no public trading market for the Common Stock as of December 31, 1995. Accordingly, these values have been calculated on the basis of the initial public offering price of $10.00 per share, less the applicable option exercise price.

COMPENSATION PLANS

  1996 Stock Incentive Plan. The Company's Stock Incentive Plan was adopted in 1996. The maximum number of shares authorized to be issued under the Stock Incentive Plan is 650,000 shares of Common Stock. As of July 15, 1996, an aggregate of approximately 486,305 shares of Common Stock had been reserved for issuance under the Stock Incentive Plan and options to purchase an aggregate of 163,695 shares of Common Stock were outstanding under the Stock Incentive Plan. Outstanding options granted under the Stock Incentive Plan generally vest and become exercisable at a rate of 20% per annum beginning on the first anniversary after the date of grant. Generally, the term of each outstanding option is the later to occur of three years after vesting or three years after the closing of the Offering. The exercise price for options granted under the Stock Incentive Plan is at least equal to 100% of the fair market value of the Common Stock of the Company on the date of grant. The Stock Incentive Plan permits the granting of stock options, including incentive stock options ("ISOs") as defined under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and non-qualified stock options ("NQSOs") which do not qualify as ISOs. The purpose of the Stock Incentive Plan is to reward and provide incentives for executive officers and key employees of the Company by providing them with an opportunity to acquire an equity interest in the Company, thereby increasing their personal interest in its continued success and progress. The purpose of the Stock Incentive Plan is also to retain the services of executive officers and key employees as well as to assist in attracting new executive officers and key employees. Non-employee directors are not eligible to receive grants under the Stock Incentive Plan.

  The Stock Incentive Plan is administered by the Compensation Committee, which has the sole and complete authority to select the employees (including executive officers) who will receive options under the Stock Incentive Plan. The Compensation Committee has the authority to determine the number of stock options to be granted to eligible individuals, whether the options will be ISOs or NQSOs and the terms and conditions of the options (which may vary from grantee to grantee). The Compensation Committee determines the period for which each stock option may be exercisable, but in no event may a stock option be exercisable more than three years from the date the option becomes vested. The number of shares available under the Stock Incentive Plan and the exercise price of the options granted thereunder are subject to adjustment by the Compensation Committee to reflect stock splits, stock dividends, recapitalization, mergers, or other major corporate actions.

  The Compensation Committee also has the authority under the Stock Incentive Plan to grant Stock Appreciation Rights ("SARs") to employees. SARs confer on the holder a right to receive, upon exercise, the excess of the Fair Market Value of one Share on the date of exercise over the grant price of the SAR as specified by the Committee, which price may not be less than 100% of the Fair Market Value of one Share on the date of grant of the SAR. The grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any SAR are determined by the Committee.

  The Board of Directors may discontinue, amend, or suspend the Stock Incentive Plan in a manner consistent with the Stock Incentive Plan's provisions, provided such changes do not violate the federal or state securities laws.

  In conjunction with the Reorganization, the Company will issue options to purchase shares of Common Stock pursuant to the Stock Incentive Plan to employees of MarkWest Partnership who currently hold outstanding options to purchase partnership interests representing approximately 3% of the fully diluted aggregate partnership interests in MarkWest Partnership. The aggregate number of shares subject to such options is equal to (i) the percentage interests of MarkWest Partnership into which the MarkWest Partnership options were exercisable, multiplied by (ii) the fully diluted percentage of the Company's Common Stock to be outstanding immediately after consummation of the Reorganization (calculated prior to the issuance of the Shares in the Offering). The exercise price per share for such options varies from $6.99 to $7.86, and has been obtained by multiplying (i) the aggregate consideration to have been paid pursuant to a MarkWest Partnership option, divided by (ii) the number of shares of the Company's Common Stock into which the new option issued pursuant to the Stock Incentive Plan is exercisable.

  1996 Incentive Compensation Plan. The Company's 1996 Incentive Compensation Plan (the "Compensation Plan") provides for cash incentive awards to executives and employees of the Company in varying amounts, and is administered by the Company's Compensation Committee. The Compensation Plan was effective as of January 1, 1996. Certain bonus payments were made under the Compensation Plan in May 1996. The Compensation Plan lists five tiers for determining eligibility: Tier One includes all executive level employees; Tier Two includes all management level employees; Tier Three includes all mid-level exempt employees; Tier Four includes all lower-level exempt employees; and Tier Five includes certain non-exempt employees. An incentive award is based upon the financial performance of the Company compared to corporate goals for 1996. Profit sharing payments under the Compensation Plan are paid annually; incentive payments under the Compensation Plan are paid periodically throughout the year. The purpose of the Compensation Plan is to reward and provide incentives for executives and employees of the Company by providing them with an opportunity to acquire cash rewards, thereby increasing their personal interest in the Company's continued success and progress.

  During the fiscal years ended December 31, 1993, 1994 and 1995, the Company made profit sharing payments under the Compensation Plan of approximately $95,000, $213,000 and $211,000, respectively, and incentive compensation payments of approximately $50,000, $315,000 and $401,000, respectively.

  1996 Non-Employee Director Stock Option Plan. In July 1996, the Company adopted the 1996 Non-Employee Director Stock Option Plan (the "Director Stock Option Plan"), which has a five-year term. The

Director Stock Option Plan provides for an automatic grant of NQSOs to purchase 500 shares of Common Stock to non-employee directors upon completion of the Offering, and an automatic grant of an option to purchase an additional 500 shares of Common Stock on the day after each subsequent annual meeting of the Company's stockholders. The option price is equal to the fair market value of the Common Stock on the date of grant. Initial option grants vest and become exercisable as to one-third of the shares covered by the option on each annual anniversary of the date of grant if the holder remains a director on such date, provided that such options may become fully exercisable upon a director's resignation from the Board of Directors or death of the holder. Annual option grants vest and become exercisable as to 100% of the shares covered by the option on the six-month anniversary of the date of grant if the holder remains a director on such date, provided that such options may become fully exercisable upon a director's resignation from the Board of Directors or death of the holder. The Company has reserved 20,000 shares of Common Stock for issuance under the Director Stock Option Plan. Upon completion of the Offering, Messrs. Foster, Spector and Whitney will each receive options to acquire 500 shares of Common Stock at the price of the shares offered to the public in the Offering.

                             CERTAIN TRANSACTIONS

REORGANIZATION

  The Company's business historically has been conducted by MarkWest Partnership. Concurrently with the effectiveness of the Offering, the Company will acquire from the current partners of MarkWest Partnership all of the partnership interests in MarkWest Partnership in exchange for shares of the Company pursuant to the Reorganization Agreement. Immediately following the acquisition of MarkWest Partnership, MarkWest Partnership will be dissolved and the Company will succeed to the business, assets and liabilities of MarkWest Partnership. The Company believes that the transactions contemplated by the Reorganization will qualify as a tax-free reorganization for United States federal income tax purposes.

  Pursuant to the Reorganization, the partners of MarkWest will receive an aggregate of 5,725,000 shares of the Company's Common Stock. The terms of the Reorganization Agreement provide that the partners will receive a fully diluted percentage of the Company's Common Stock to be outstanding immediately after consummation of the Reorganization (calculated prior to the issuance of the Shares in the Offering) substantially equivalent to the partners' interests in MarkWest Partnership. See "Reorganization."

  MarkWest Partnership currently has outstanding options issued to current and former employees that granted such employees the right to purchase partnership interests representing approximately 3% of the fully diluted aggregate partnership interests in MarkWest Partnership. As part of the Reorganization, such employee options to purchase MarkWest Partnership interests will be replaced by options to purchase shares of the Company's Common Stock issuable pursuant to the Company's Stock Incentive Plan. Such options will be subject to all of the terms and conditions of the Stock Incentive Plan. See "Management--Compensation Plans--1996 Stock Incentive Plan."

PARTNERSHIP DISTRIBUTIONS

  Immediately prior to consummation of the Reorganization, MarkWest Partnership intends to make cash distributions to its partners equal to $10.0 million as a partial distribution of partnership capital. Such distribution will be distributed pro rata to partners of MarkWest based upon such partners' percentage interests in the partnership at the time of the distribution. MarkWest Partnership intends to borrow the money necessary to make such distribution under MarkWest Partnership's credit facility with the Lenders. As MarkWest Partnership's successor, the Company will become obligated for such borrowing. See "Management's Discussion and Analysis of Financial Condition-- Liquidity and Capital Resources--Credit Facilities." The Company intends to repay substantially all of the indebtedness owed to Norwest Bank Denver, N.A. under the Company's credit facility with the Lenders from the net proceeds of this Offering. See "Use of Proceeds."

  MarkWest Partnership is and has been a partnership for purposes of federal income taxes. As a result, the net income of MarkWest Partnership was taxed for federal and state income tax purposes directly to the partners of MarkWest Partnership rather than to MarkWest Partnership. MarkWest Partnership distributed to its partners an aggregate of $995,000, $320,000 and $4.2 million during the 1993, 1994 and 1995 fiscal years to cover income taxes and an aggregate of $2.1 million during the 1993 fiscal year as a distribution of partnership net earnings. No distributions of partnership net earnings were made during fiscal years 1994 and 1995. The Partnership has distributed an aggregate of $3.2 million to date in 1996 for partner income tax liabilities through June 1996.

  MWHC Holding, Inc., a Colorado corporation (the "MarkWest General Partner"), received 70%, 69% and 69% of such distributions during the 1993, 1994 and 1995 fiscal years, respectively, and Erin Partners, Ltd., a Colorado limited partnership ("Erin Partners"), received 11% of such distributions during each of the 1993, 1994 and 1995 fiscal years. The MarkWest General Partner is controlled by John Fox, President and Chief Executive Officer of the Company. Erin Partners is controlled by Brian O'Neill, Senior Vice President and Chief Operating Officer of the Company. See "Principal Stockholders."

INVESTMENTS WITH AFFILIATE

  The Company, through its MarkWest Resources subsidiary, holds a 49% undivided interest in several exploration and production assets ("E&P Assets") owned jointly with MAK-J Energy, which owns a 51% undivided interest in such properties. See "Business--Exploration and Production." The general partner of MAK-J Energy is a corporation owned and controlled by John Fox, President and Chief Executive Officer of the Company. The properties are held pursuant to joint venture agreements entered into between MarkWest Resources and MAK-J Energy. MarkWest Resources is the operator under such agreements. As the operator, MarkWest Resources is obligated to provide certain engineering, administrative and accounting services to the joint ventures. The joint venture agreements provide for a monthly fee payable to MarkWest Resources for all such expenses. While the amount of the monthly fee will in the future be subject to review by the Company's independent directors, the monthly fee for fiscal 1996 was not negotiated on an arm's length basis. Moreover, conflicts of interest may arise regarding such oil and gas activities, including decisions regarding expenses and capital expenditures and the timing of the development and exploitation of the properties. Management nevertheless believes that the terms of the Company's co-investments with MAK-J Energy are as favorable to the Company as could have been obtained from unaffiliated third parties. As of June 30, 1996, MarkWest had invested $3.3 million in E&P Assets owned jointly with MAK-J Energy. See "Risk Factors--Conflicts of Interest."

  The E&P Assets were originally developed by MarkWest Coalseam Development Company LLC ("Coalseam LLC"), a natural gas development venture, and MW Gathering LLC ("Gathering LLC"), a natural gas gathering venture. Coalseam LLC and Gathering LLC originally were owned 51% by MAK-J Energy and 49% by the Company. In connection with the Reorganization, in June 1996 Coalseam LLC and Gathering LLC were merged, the Company transferred its interest in the combined company to MarkWest Resources, and the combined company dissolved and distributed its properties to MarkWest Resources and MAK-J Energy in proportion to their respective interests.

  Mr. Fox has agreed that as long as he is an officer or director of the Company and for two years thereafter, he will not, directly or indirectly, participate in any future oil and gas exploration or production activities with the Company except and to the extent that the Company's independent and disinterested directors deem it advisable and in the best interests of the Company to include one or more additional participants, which participants may include entities controlled by Mr. Fox. Additionally, Mr. Fox has agreed that as long as he is an officer or director of the Company and for two years thereafter, he will not, directly or indirectly participate in any future oil and gas exploration or production activity that may be in competition with exploration or production activities of the Company except and to the extent that Mr. Fox has first offered the Company the opportunity to participate in that activity and the Company's independent and disinterested directors deem it advisable and in the best interests of the Company not to participate in that activity. The terms of any future transactions between the Company and its directors, officers, principal stockholders or other affiliates, or the decision to participate or not participate in transactions offered by the Company's directors, officers, principal stockholders or other affiliates will be approved by a majority of the Company's independent and disinterested directors. The Company's Board of Directors will use such procedures in evaluating their terms as are appropriate considering the fiduciary duties of the Board of Directors under Delaware law. In any such review the Board may use outside experts or consultants including independent legal counsel, secure appraisals or other market comparisons, refer to generally available statistics or prices or take such other actions as are appropriate under the circumstances. Although such procedures are intended to ensure that transactions with affiliates will be on an arm's length basis, no assurance can be given that such procedures will produce such result.

RELATED PARTY INDEBTEDNESS

  MarkWest Partnership periodically extended offers to partners and employees to purchase initial or additional interests in MarkWest Partnership. The partners and/or employees have provided MarkWest Partnership with promissory notes as part of the purchase price for such interests. According to the terms of the promissory notes, interest accrues at 7% and payments are required for the greater of accrued interest or distributions made by MarkWest Partnership to partners in excess of the partner's income tax liability. An aggregate of $592,000 principal amount of such notes are outstanding as of June 30, 1996. A minimum of 50% of each individual's pro rata share of the Partnership Distribution expected to be made prior to the effective date of the Offering will be applied, in the case of distributions made to partners who issued promissory notes to MarkWest Partnership, to outstanding amounts owed under such promissory notes. Assuming application of such distribution to outstanding amounts owed under the promissory notes, an aggregate of $397,000 principal amount of such notes will be outstanding subsequent to such distribution. As part of the Reorganization, such remaining promissory notes will be replaced by promissory notes owed to the Company. These new notes will accrue interest at 7%, payable annually, and require full payment of principal and outstanding interest on the third anniversary of the effective date of the Reorganization.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of September 30, 1996, (i) by each person (or group of affiliated persons) who is known by the Company to own beneficially more than five percent (5%) of the Company's Common Stock, (ii) by each of the Named Executive Officers, (iii) by each of the Company's directors, and (iv) by all directors and executive officers as a group. The Company believes that the persons and entities named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.

                                                 BENEFICIAL OWNERSHIP (1)
                                           ------------------------------------
                                                                 PERCENTAGE
                                            NUMBER OF SHARES    BENEFICIALLY
                                           BENEFICIALLY OWNED     OWNED (2)
                                           ------------------ -----------------
                                                               BEFORE   AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER (3)                      OFFERING OFFERING
----------------------------------------                      -------- --------
MWHC Holding, Inc. (4)...................      3,806,084        66.5%    46.8%
Erin Partners, Ltd. (5)..................        601,663        10.5      7.4
John M. Fox (6)..........................      4,069,661        71.0     50.1
Brian T. O'Neill (7).....................        831,894        14.4     10.2
Arthur J. Denney.........................         66,314         1.2        *
David R. Whitney (8).....................        200,375         3.5      2.5
Barry W. Spector.........................          5,699           *        *
Norman H. Foster.........................              0           *        *
All directors and executive officers as a
 group (8 persons) (6)(7)................      5,183,627        90.2%    63.6%

--------
  * Represents less than 1% of the outstanding shares

  (1) All percentages have been determined at September 30, 1996 in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock that such person or group has the right to acquire within sixty days after September 30, 1996. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security which such person or group has the right to acquire within sixty days after September 30, 1996 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. At September 30, 1996, a total of 5,725,000 shares of Common Stock were issued and outstanding, options to acquire a total of 19,384 shares of Common Stock were exercisable within sixty days and 19,384 shares are exercisable at the consummation of the Offering pursuant to the Stock Incentive Plan. The applicable percentage of "beneficial ownership" after this Offering is based upon 8,125,000 shares of Common Stock outstanding, which includes all of the numbers discussed above.

  (2) Assumes no exercise of the Underwriters' over-allotment option.

  (3) Unless otherwise indicated, the address for each listed stockholder is c/o MarkWest Hydrocarbon, Inc., 5613 DTC Parkway, Suite 400, Englewood, Colorado 80111.

  (4) MWHC Holding, Inc. is an entity controlled by John M. Fox.

  (5) Erin Investments, Inc., an entity controlled by Brian T. O'Neill, is the general partner of Erin Partners, Ltd.

  (6) Includes an aggregate of 257,853 shares held in the Brent A. Crabtree Trust, the Brian T. Crabtree Trust and the Carrie L. Crabtree Trust (the "Crabtree Trusts"), for which Mr. Fox is the Trustee. Also includes all shares owned directly by MWHC Holding, Inc., an entity controlled by Mr. Fox. As a result of Mr Fox's control of MWHC Holding, Inc., Mr. Fox may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act), in an indeterminate portion of the shares beneficially owned by MWHC Holding, Inc. Mr. Fox disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act, and also disclaims beneficial ownership of the shares held in the Crabtree Trusts.

  (7) Includes all shares owned directly by Erin Partners, Ltd., the general partner of which is Erin Investments, Inc., an entity controlled by Mr. O'Neill. As a result of Mr. O'Neill's control of Erin Investments, Inc. and his indirect control of Erin Partners, Ltd., Mr. O'Neill may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act), in an indeterminate portion of the shares beneficially owned by Erin Partners, Ltd. Mr. O'Neill disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act.

  (8) All of the shares indicated as owned by Mr. Whitney are owned by certain limited partnerships whose general partner is RIMCO, and are included because Mr. Whitney is a Managing Director of RIMCO. As such, Mr. Whitney may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act), in an indeterminate portion of the shares beneficially owned by RIMCO. Mr. Whitney disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act.

                         DESCRIPTION OF CAPITAL STOCK

  Upon the closing of this Offering, the authorized capital stock of the Company will consist of twenty million (20,000,000) shares of Common Stock, $0.01 par value, and five million (5,000,000) shares of Preferred Stock, $0.01 par value, for a total of twenty-five million (25,000,000) shares of capital stock.

COMMON STOCK

  Upon consummation of the Reorganization, there will be 5,725,000 shares of Common Stock outstanding held of record by approximately 30 stockholders. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive conversion rights or other subscription rights. There are no redemption or sinking funds provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be outstanding upon completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

  After the closing of the Offering, the Company will be authorized to issue 5,000,000 shares of undesignated Preferred Stock. The Board of Directors will have the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of undesignated Preferred Stock and to fix the number of shares constituting any series in the designations of such series, without any further vote or action by the stockholders. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue Preferred Stock.

CHANGE OF CONTROL PROVISIONS

  Certain provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of preventing, discouraging or delaying a change in the control of the Company and may maintain the incumbency of the Board of Directors and management. The authorization of undesignated Preferred Stock makes it possible for the Board of Directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. In addition, the Company's Bylaws limit the ability of stockholders of the Company to raise matters at a meeting of stockholders without giving advance notice. The Bylaws also classify the Company's Board of Directors into three classes, each class serving a three-year term. Without the vote of 80% of the Company's capital stock, directors may not be removed without cause by the stockholders. These provisions have the effect of delaying a stockholder's ability to replace a majority of the Board of Directors.

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203") regulating corporate takeovers.
Section 203 prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquired 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's Board of Directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of Section 203.

REGISTRATION RIGHTS

  Under the terms of the Reorganization Agreement, 181 days after the closing of this Offering, holders of approximately 1,019,675 shares of Common Stock (the "Registrable Securities") will be entitled to certain rights with respect to the registration of such shares of Common Stock under the Securities Act. Specifically, certain beneficial owners of interests in MarkWest Partnership (including certain limited partnerships whose general partner is RIMCO) who will receive shares of Common Stock as part of the Reorganization and who are not officers, directors or employees of the Company, and who are not the beneficial holders of ten percent or more of the outstanding shares of Common Stock either at the time immediately following the Reorganization or at the time of a request for registration of shares of Common Stock, shall be entitled to such registration rights. Under the Reorganization Agreement, if the Company proposes to register any of its Common Stock under the Securities Act, such holders of Registrable Securities are entitled to notice of such registration and to include their Registrable Securities therein. The Company may, in certain circumstances, defer such registration.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is American Securities Transfer Inc.

LISTING

  The Common Stock has been approved for listing on the Nasdaq National Market under the trading symbol "MWHX," subject to official notice of issuance.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this Offering, there has not been any public market for the Common Stock. Sale of a substantial number of shares of Common Stock into the public market following the Offering could adversely affect prevailing market prices for the Common Stock.

  Following this Offering, the Company will have outstanding an aggregate of 8,125,000 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option. In addition to the 2,400,000 shares of Common Stock offered hereby, as of the effective date of the Offering, there will be 5,725,000 shares of Common Stock outstanding, all of which are Restricted Shares under the Securities Act. All executive officers, directors and certain other stockholders and optionees of the Company have agreed they will not sell 5,480,610 shares of Common Stock held by them without the prior consent of Dillon, Read & Co. Inc. for a period of 180 days from the date of this Prospectus (the "180-day Lockup Period"). Following the 180-day Lockup Period, up to 5,513,279 Restricted Shares will become eligible for sale in the public market pursuant to Rule 144 subject to the volume and other restrictions pursuant to such Rule. The Underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), who has beneficially owned shares for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock, or
(ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the ninety
(90) days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares without having to comply with the manner of sale, volume limitation or notice filing provisions described above.

  The Company is unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Any future sale of substantial amounts of the Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

  The Company intends to file a registration statement on Form S-8 under the Securities Act to register up to 650,000 shares of Common Stock reserved for issuance under its Stock Incentive Plan, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act, subject to vesting restrictions with the Company or the lock-up agreements described above. Upon the completion of this Offering, there will be a total of approximately 163,695 shares subject to options which are expected to be the subject matter of such registration statement.

                                  UNDERWRITING

  The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares which each has severally agreed to purchase from the Company, subject to the terms and conditions specified in the Underwriting Agreement, are as follows:

                                                                       NUMBER OF
      UNDERWRITER                                                       SHARES
      -----------                                                      ---------
   Dillon, Read & Co. Inc. ...........................................   690,000
   George K. Baum & Company...........................................   460,000
   Bear, Stearns & Co. Inc. ..........................................    50,000
   Alex. Brown & Sons Incorporated....................................    50,000
   Dean Witter Reynolds Inc. .........................................    50,000
   Donaldson, Lufkin & Jenrette Securities Corporation................    50,000
   A.G. Edwards & Sons, Inc. .........................................    50,000
   Goldman, Sachs & Co. ..............................................    50,000
   Howard, Weil, Labouisse, Friedrichs Incorporated...................    50,000
   Lazard Freres & Co. LLC ...........................................    50,000
   Lehman Brothers Inc. ..............................................    50,000
   Merrill Lynch, Pierce, Fenner & Smith Incorporated.................    50,000
   Morgan Stanley & Co. Incorporated..................................    50,000
   Oppenheimer & Co., Inc. ...........................................    50,000
   Prudential Securities Incorporated.................................    50,000
   Salomon Brothers Inc ..............................................    50,000
   Schroder Wertheim & Co. Incorporated...............................    50,000
   Smith Barney Inc. .................................................    50,000
   The Chicago Corporation............................................    25,000
   First Albany Corporation...........................................    25,000
   Hanifen, Imhoff Inc. ..............................................    25,000
   Janney Montgomery Scott Inc. ......................................    25,000
   Jefferies & Company................................................    25,000
   Johnson Rice & Company L.L.C. .....................................    25,000
   McDonald & Company Securities, Inc. ...............................    25,000
   The Ohio Company...................................................    25,000
   Petrie Parkman & Co. ..............................................    25,000
   Principal Financial Securities, Inc. ..............................    25,000
   Rauscher Pierce Refsnes, Inc. .....................................    25,000
   Rodman & Renshaw, Inc. ............................................    25,000
   Roney & Co., L.L.C. ...............................................    25,000
   Simmons & Company International....................................    25,000
   Southcoast Capital Corporation.....................................    25,000
   Auerbach Pollak & Richardson Inc. .................................    15,000
   David A. Noyes & Company...........................................    15,000
   Prime Charter Ltd .................................................    15,000
   Value Investing Partners, Inc. ....................................    15,000
   Wellington (H.G.) & Co. Inc. ......................................    15,000
                                                                       ---------
     Total............................................................ 2,400,000
                                                                       =========

  The Managing Underwriters are Dillon, Read & Co. Inc. and George K. Baum & Company.

  The Underwriters are committed to purchase all of the shares of Common Stock offered hereby, if any are so purchased. The Underwriting Agreement contains certain provisions whereby, if any Underwriter defaults in its obligation to purchase such shares, and the aggregate obligations of the Underwriters so defaulting do not exceed ten percent of the shares of Common Stock offered hereby, some or all of the remaining Underwriters must assume such obligations.

  The Underwriters propose to offer the shares of Common Stock directly to the public initially at the offering price per share set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.42 per share. The Underwriters may allow, and such dealers may re-allow, concessions not in excess of $0.10 per share to certain other dealers. The offering of the shares of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and withdrawal, cancellation or modification of this offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the public offering of the shares of Common Stock, the public offering price and the concessions may be changed by the Managing Underwriters.

  The Company has granted to the Underwriters an option for 30 days from the date of this Prospectus, to purchase up to 360,000 additional shares of Common Stock, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments of the shares of Common Stock offered hereby. To the extent the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such Underwriter's initial commitment.

  The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company, certain pre-Offering stockholders, and all directors and executive officers of the Company have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, transfer or otherwise encumber or dispose of any shares of Common Stock or securities convertible into or exchangeable for Common Stock, or exercise demand registration rights, for a period of 180 days from the date of this Prospectus, without the written consent of Dillon, Read & Co. Inc.

  Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock will be determined by negotiation among the Company and the Managing Underwriters. Factors to be considered in determining the initial public offering price will be prevailing market conditions, the state of the Company's development, recent financial results of the Company, the future prospects of the Company and its industry, market valuations of securities of companies engaged in activities deemed by the Managing Underwriters to be similar to those of the Company and other factors deemed relevant.

  The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

  The validity of the issuance of shares of Common Stock offered hereby will be passed upon for the Company by Dorsey & Whitney LLP, Denver, Colorado. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Baker & Botts, L.L.P., Dallas, Texas.

                                    EXPERTS

  The financial statements of MarkWest Hydrocarbon, Inc. as of June 30, 1996 and of MarkWest Hydrocarbon Partners, Ltd. as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements of Basin Pipeline L.L.C. as of December 31, 1995, and the related statements of operations and accumulated deficit and cash flows for the year then ended have been audited by BDO Seidman, LLP, independent certified public accountants, and are included in this Prospectus upon the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 with respect to the shares of Common Stock offered hereby, of which this Prospectus forms a part. In accordance with the rules of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission as an exhibit to the Registration Statement. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

  The Company intends to furnish to its stockholders annual reports containing audited financial statements certified by its independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                           MARKWEST HYDROCARBON, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
MARKWEST HYDROCARBON, INC. BALANCE SHEET AS OF JUNE 30, 1996
Report of Independent Accountants........................................ F-2
Balance Sheet............................................................ F-3
Notes to Balance Sheet .................................................. F-4
MARKWEST HYDROCARBON PARTNERS, LTD. CONSOLIDATED FINANCIAL STATEMENTS AS
 OF DECEMBER 31, 1994 AND 1995 AND JUNE 30, 1996 (UNAUDITED), AND FOR
 EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1995 AND FOR
 THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)
Report of Independent Accountants........................................ F-5
Consolidated Balance Sheet............................................... F-6
Consolidated Statement of Operations..................................... F-7
Consolidated Statement of Changes in Partners' Capital................... F-8
Consolidated Statement of Cash Flows..................................... F-9
Notes to Consolidated Financial Statements............................... F-10
BASIN PIPELINE, L.L.C. FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995 AND
 JUNE 30, 1996 (UNAUDITED), FOR THE YEAR ENDED DECEMBER 31, 1995 AND FOR
 THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)
Report of Independent Certified Public Accountants....................... F-18
Balance Sheet............................................................ F-19
Statement of Operations and Accumulated Deficit.......................... F-20
Statement of Cash Flows.................................................. F-21
Summary of Accounting Policies........................................... F-22
Notes to Financial Statements............................................ F-23
MARKWEST HYDROCARBON, INC. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
 FINANCIAL STATEMENTS
Introduction............................................................. F-25
PRO FORMA AS ADJUSTED
 Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30,
  1996................................................................... F-26
 Unaudited Pro Forma Condensed Consolidated Statement of Operations for
  the year ended December 31, 1995....................................... F-27
 Unaudited Pro Forma Condensed Consolidated Statement of Operations for
  the six months ended June 30, 1996..................................... F-28
PRO FORMA COMBINED
 Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30,
  1996................................................................... F-29
 Unaudited Pro Forma Condensed Consolidated Statement of Operations for
  the year ended December 31, 1995:
  5.3% Ownership Basis................................................... F-30
  60% Ownership Basis.................................................... F-31
 Unaudited Pro Forma Condensed Consolidated Statement of Operations for
  the six months ended June 30, 1996:
  5.3% Ownership Basis................................................... F-32
  60% Ownership Basis.................................................... F-33
Notes to Unaudited Pro Forma Condensed Consolidated Financial
 Statements.............................................................. F-34

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of MarkWest Hydrocarbon, Inc.

  In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of MarkWest Hydrocarbon, Inc. at June 30, 1996, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the management of MarkWest Hydrocarbon, Inc.; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.



Price Waterhouse LLP

Denver, Colorado
August 2, 1996

                           MARKWEST HYDROCARBON, INC.

                                 BALANCE SHEET
                                    ($000S)

                                                                       JUNE 30,
                                                                         1996
                                                                       --------
                                ASSETS
Cash..................................................................   $  1
                                                                         ----
Total current assets..................................................      1
                                                                         ----
Deferred offering costs...............................................    100
                                                                         ----
Total assets..........................................................   $101
                                                                         ====
                 LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued offering costs................................................   $100
                                                                         ----
Stockholders' equity:
  Preferred stock, $.01 par value; 5,000,000 shares authorized, no
   shares issued or outstanding.......................................     --
  Common stock, $.01 par value; 20,000,000 shares authorized, 100
   shares issued and outstanding......................................     --
  Additional paid-in capital..........................................      1
                                                                         ----
Total stockholders' equity............................................      1
                                                                         ----
Total liabilities and stockholders' equity............................   $101
                                                                         ====



    The accompanying notes are an integral part of this financial statement.

                          MARKWEST HYDROCARBON, INC.

                            NOTES TO BALANCE SHEET

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

  MarkWest Hydrocarbon, Inc. (the "Company") was incorporated in June 1996 to act as the successor to MarkWest Hydrocarbon Partners, Ltd. ("MWHP"). On the effective date of the registration statement for the Company, MWHP will be reorganized from a limited partnership into a corporation ("the Reorganization"). The existing general and limited partners of MWHP will exchange 100% of the Partnership interests in MWHP for 5,725,000 shares of common stock of the Company. This transaction represents a reorganization of entities under common control and will be accounted for at historical cost.

INCOME TAXES

  Following the Reorganization, income taxes will be determined using the asset and liability approach in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. This method gives consideration to the future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

  Provisions of the Internal Revenue Code provide that any future tax liabilities resulting from the operation of the Company will be obligations of the Company. Accordingly, the cumulative effect of deferred taxes related to temporary differences that originated when the Company was a general partnership and that will reverse subsequent to the reorganization will be accounted for on the balance sheet on the date of the reorganization. In accordance with SFAS 109, the Company will establish the appropriate deferred taxes with a corresponding charge to the statement of operations.

NOTE 2. EMPLOYEE BENEFIT PLANS

  The Company has adopted, subject to approval by stockholders, the 1996 Stock Incentive Plan (the "Plan"). By the terms of the Plan, 650,000 shares have been authorized for issuance of awards to officers and employees. The awards may include incentive stock options ("ISOs") as defined under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and non-qualified stock options which do not qualify as ISOs, stock appreciation rights, restricted stock and restricted stock units, performance awards, dividend equivalents or other stock-based awards.

  Stock options will be granted at an exercise price of not less than fair market value at the date of grant, vest over a five-year period from the date of grant, and are exercisable for a period of three years from the date the options become vested. In conjunction with the Reorganization, the Company will exchange options to purchase shares of common stock for outstanding options to purchase partnership interests of MarkWest Hydrocarbon Partners, Ltd. currently held by employees.

  The Company accounts for its stock-based awards in accordance with the provisions of APB 25 and will make the disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of MarkWest Hydrocarbon Partners, Ltd.

  In our opinion, the accompanying consolidated balance sheet and related consolidated statements of operations, of cash flows and of changes in partners' capital present fairly, in all material respects, the financial position of MarkWest Hydrocarbon Partners, Ltd. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the management of MarkWest Hydrocarbon Partners, Ltd.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Denver, Colorado
August 2, 1996

                      MARKWEST HYDROCARBON PARTNERS, LTD.

                           CONSOLIDATED BALANCE SHEET
                                    ($000S)

                                                                   PRO FORMA
                                      DECEMBER 31,    JUNE 30,   CAPITALIZATION
                                     ---------------    1996       (NOTE 10)
                                      1994    1995   (UNAUDITED)  (UNAUDITED)
                                     ------- ------- ----------- --------------
               ASSETS
Current assets:
  Cash and cash equivalents......... $ 5,468 $   761   $   666
  Trade receivables.................   4,180   5,735     3,588
  Short-term advances...............      --   3,174        --
  Product inventory.................   2,669   2,718     3,287
  Materials and supplies inventory..     142     112       264
  Prepaid expenses and other
   assets...........................     304     375       359
  Prepaid feedstock.................   1,714   1,729     2,157
                                     ------- -------   -------
    Total current assets............  14,477  14,604    10,321
Property, plant and equipment, at
 cost, net of accumulated
 depreciation, depletion and
 amortization of $7,913, $9,568 and
 $10,810, respectively..............  21,194  31,947    32,598
Intangible assets, net of
 accumulated amortization of $71,
 $152 and $233, respectively........     141     320       443
Investment in West Shore
 Processing.........................      --      --       629
Other assets........................     101      25        --
                                     ------- -------   -------
Total assets........................ $35,913 $46,896   $43,991
                                     ======= =======   =======
 LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
  Trade accounts payable............ $ 1,924 $ 3,283   $ 4,430
  Accrued liabilities...............     275     404       418
  Interest payable..................     431     147        99
  Accrued bonus and profit sharing..     213     401       230
  Current portion of long-term
   debt.............................   1,000      --        --
                                     ------- -------   -------
    Total current liabilities.......   3,843   4,235     5,177
Long-term debt......................   9,887  17,500    12,350       22,350
                                     ------- -------   -------       ------
    Total liabilities...............  13,730  21,735    17,527
Commitments and contingencies (Note
 5).................................      --      --        --
Partners' capital...................  22,183  25,161    26,464       16,464
                                     ------- -------   -------       ------
Total liabilities and partners'
 capital............................ $35,913 $46,896   $43,991
                                     ======= =======   =======

   The accompanying notes are an integral part of these financial statements.

                      MARKWEST HYDROCARBON PARTNERS, LTD.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                    ($000S)

                                                           SIX MONTHS ENDED
                                YEAR ENDED DECEMBER 31,        JUNE 30,
                                -------------------------  ------------------
                                 1993     1994     1995      1995      1996
                                -------  -------  -------  --------  --------
                                                              (UNAUDITED)
Revenues:
  Plant revenue................ $34,212  $33,056  $33,823  $ 17,225  $ 18,045
  Terminal and marketing
   revenue.....................  19,756   13,666   13,172     5,200     9,831
  Oil and gas and other
   revenue.....................   1,783    1,830    1,075       501       744
  Gain on sales of oil and gas
   properties..................      --    4,275       --        --        --
                                -------  -------  -------  --------  --------
  Total revenue................  55,751   52,827   48,070    22,926    28,620
                                -------  -------  -------  --------  --------
Costs and Expenses:
  Plant feedstock purchases....  23,155   21,582   17,308     8,608     8,538
  Terminal and marketing
   purchases...................  18,845   11,497   11,937     4,829     8,683
  Operating expenses...........   6,504    4,393    4,706     2,005     2,979
  General and administrative
   expenses....................   3,747    3,654    4,189     2,064     2,140
  Depreciation, depletion and
   amortization................   1,565    1,942    1,754       852     1,326
  Reduction in carrying value
   of assets...................      --    2,950       --        --        --
                                -------  -------  -------  --------  --------
  Total costs and expenses.....  53,816   46,018   39,894    18,358    23,666
                                -------  -------  -------  --------  --------
Earnings from operations.......   1,935    6,809    8,176     4,568     4,954
Other income (expense):
  Interest expense.............  (1,515)  (1,825)    (508)     (402)     (509)
  Interest income..............     120      136      156       102        43
                                -------  -------  -------  --------  --------
  Total other income
   (expense)...................  (1,395)  (1,689)    (352)     (300)     (466)
                                -------  -------  -------  --------  --------
Income before extraordinary
 item..........................     540    5,120    7,824     4,268     4,488
Extraordinary loss on
 extinguishment of debt........                    (1,750)
                                -------  -------  -------  --------  --------
Net income..................... $   540  $ 5,120  $ 6,074  $  4,268  $  4,488
                                =======  =======  =======  ========  ========
Pro forma information
 (unaudited) (Note 10):
  Historical income before
   extraordinary item.......... $   540  $ 5,120  $ 7,824  $  4,268  $  4,488
  Pro forma provision for
   income taxes................     228    1,424    2,937     1,667     1,670
                                -------  -------  -------  --------  --------
  Pro forma net income......... $   312  $ 3,696  $ 4,887  $  2,601  $  2,818
                                =======  =======  =======  ========  ========

   The accompanying notes are an integral part of these financial statements.

                      MARKWEST HYDROCARBON PARTNERS, LTD.

             CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL
              (UNAUDITED AS TO THE SIX MONTHS ENDED JUNE 30, 1996)
                                    ($000S)

                                                                       TOTAL
                                                   GENERAL  LIMITED  PARTNERS'
                                                   PARTNER  PARTNERS  CAPITAL
                                                   -------  -------- ---------
Balance, December 31, 1992........................ $13,824   $5,790   $19,614
Net income........................................     376      164       540
Payments on notes receivable from partners........      --      236       236
Distributions.....................................  (1,919)  (1,121)   (3,040)
                                                   -------   ------   -------
Balance, December 31, 1993........................  12,281    5,069    17,350
Net income........................................   3,533    1,587     5,120
Purchase of partnership interests financed by
 notes receivable.................................      --      422       422
Notes receivable from partners....................      --     (422)     (422)
Contributions.....................................      --       33        33
Distributions.....................................    (214)    (106)     (320)
                                                   -------   ------   -------
Balance, December 31, 1994........................  15,600    6,583    22,183
Net income........................................   4,203    1,871     6,074
Purchase of partnership interests financed by
 notes receivable.................................      --       11        11
Notes receivable from partners....................      --      (11)      (11)
Contributions/transfers...........................     (30)      34         4
Distributions.....................................  (2,876)  (1,274)   (4,150)
Option granted in conjunction with extinguishment
 of debt..........................................     726      324     1,050
                                                   -------   ------   -------
Balance, December 31, 1995........................  17,623    7,538    25,161
Net income for the six months ended June 30,
 1996.............................................   3,099    1,389     4,488
Purchase of partnership interests financed by
 notes receivable.................................      --       68        68
Notes receivable from partners....................      --      (68)      (68)
Contributions.....................................      --       34        34
Distributions.....................................  (2,203)  (1,016)   (3,219)
                                                   -------   ------   -------
Balance, June 30, 1996............................ $18,519   $7,945   $26,464
                                                   =======   ======   =======


   The accompanying notes are an integral part of these financial statements.

                      MARKWEST HYDROCARBON PARTNERS, LTD.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                    ($000S)

                                                             SIX MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,        JUNE 30,
                                  -------------------------  -------------------
                                   1993     1994     1995      1995      1996
                                  -------  -------  -------  ---------  --------
                                                                (UNAUDITED)
Cash Flows From Operating
 Activities:
  Net income....................  $   540  $ 5,120  $ 6,074  $   4,268  $ 4,488
  Adjustments to reconcile net
   income to net cash provided
   by operating activities:
    Depreciation, depletion and
     amortization...............    1,565    1,942    1,754        852    1,326
    Option granted in
     conjunction with
     extinguishment of debt.....       --       --    1,050         --       --
    Gain on sale of assets......       --   (4,275)      --         --       --
    Reduction in carrying value
     of assets..................       --    2,950       --         --       --
    (Increase) decrease in
     accounts receivable........    3,307     (977)  (4,729)     1,976    5,321
    (Increase) decrease in
     inventories................   (1,296)   1,348      (19)        33     (721)
    (Increase) decrease in
     prepaids...................     (345)  (1,125)     (86)       746     (412)
    Increase (decrease) in
     accounts payable and
     accrued liabilities........   (1,554)  (3,989)   1,392      2,796      943
                                  -------  -------  -------  ---------  -------
  Net cash flow from operating
   activities...................    2,217      994    5,436     10,671   10,945
                                  -------  -------  -------  ---------  -------
Cash Flows From Investing
 Activities:
  Capital expenditures..........   (6,941)  (1,442) (12,426)    (5,297)  (2,566)
  Proceeds from sale of assets..       --   10,166       --         --       --
  Decrease (increase) in
   intangible and other assets..       24      344     (184)        85       (3)
                                  -------  -------  -------  ---------  -------
  Net cash provided by (used in)
   investing activities.........   (6,917)   9,068  (12,610)    (5,212)  (2,569)
                                  -------  -------  -------  ---------  -------
Cash Flows From Financing
 Activities:
  Proceeds from issuance of
   long-term debt...............   23,513    7,201   17,500      3,750    3,500
  Repayments of long-term debt..  (21,024) (12,800) (10,887)   (10,887)  (8,650)
  Partners' distributions.......   (3,040)    (320)  (4,150)    (3,381)  (3,219)
  Other.........................      236       33        4          4     (102)
                                  -------  -------  -------  ---------  -------
  Net cash provided by (used in)
   financing activities.........     (315)  (5,886)   2,467   (10,514)   (8,471)
                                  -------  -------  -------  ---------  -------
  Net increase (decrease) in
   cash and cash equivalents....   (5,015)   4,176   (4,707)    (5,055)     (95)
Cash and cash equivalents at
 beginning of period............    6,307    1,292    5,468      5,468      761
                                  -------  -------  -------  ---------  -------
Cash and cash equivalents at end
 of period......................  $ 1,292  $ 5,468  $   761  $     413  $   666
                                  =======  =======  =======  =========  =======

   The accompanying notes are an integral part of these financial statements.

                      MARKWEST HYDROCARBON PARTNERS, LTD.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

  MarkWest Hydrocarbon Partners, Ltd. (the "Partnership") is a Colorado limited partnership formed on March 28, 1988. MWHC Holding, Inc. ("Holding") is the general partner. The Partnership operates under a limited partnership agreement (the "Agreement") which provides that net income or loss, certain defined capital events and cash distributions (all as defined in the Agreement) are generally allocated in accordance with the partners' respective ownership percentages.

  The Company provides compression, gathering, treatment, processing and natural gas liquids extraction services to natural gas producers and pipeline companies and fractionates natural gas liquids into marketable products for sale to third parties. The Partnership also purchases, stores and markets natural gas and natural gas liquids and has begun to conduct strategic exploration for new natural gas sources for its processing and fractionation activities.

ACCOUNTING POLICIES

  The interim consolidated financial statements and related notes thereto presented herein are unaudited, but reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for fair presentation of the results for such periods. Footnote disclosures as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are presented only where significant.

  The significant accounting policies followed by the Partnership and its subsidiaries are presented herein to assist the reader in evaluating the financial information contained herein. The Partnership's accounting policies are in accordance with generally accepted accounting principles.

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of the Partnership and its wholly-owned subsidiaries, MarkWest Resources, Inc. ("Resources") and MarkWest Michigan, LLC. All material intercompany transactions have been eliminated in consolidation.

  Prior to July 1, 1996, the Partnership owned 49% of MarkWest Coalseam Development Company LLC (formerly MarkWest Coalseam Joint Venture) ("Coalseam"), a natural gas development venture, and MW Gathering LLC ("Gathering"), a natural gas gathering venture. Effective July 1, 1996, Gathering was merged into Coalseam. Simultaneously, the Partnership formed Resources, and Coalseam distributed 49% of its assets to Resources and 51% to MAK-J Energy Partners, Ltd. (formerly MarkWest Energy Partners, Ltd.) ("Energy"), a partnership whose general partner is a corporation owned and controlled by the President of MarkWest Hydrocarbon Partners, Ltd. The consolidated financial statements reflect Resources' 49% proportionate share of the underlying oil and gas assets, liabilities, revenues and expenses.

WEST SHORE PROCESSING ACQUISITION (UNAUDITED)

  Effective May 6, 1996, the Partnership acquired the right to earn up to a 60% interest for $16.8 million in a newly formed venture, West Shore Processing, LLC ("West Shore"). The most significant asset of West Shore is Basin Pipeline, LLC, which was contributed by the Partnership's venture partner, Michigan Energy Company, LLC. The West Shore agreement is structured so that the Partnership's ownership interest increases as capital expenditures for the benefit of West Shore are made by the Partnership. As of June 30, 1996, the Partnership has recorded a net investment in West Shore of $629,000 representing a 5.3% ownership interest. The Partnership is committed to make capital expenditures of approximately $10.0 million through early 1997 in conjunction with the first phase of the agreement.

                      MARKWEST HYDROCARBON PARTNERS, LTD.

CASH AND CASH EQUIVALENTS

  The Partnership considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

  Cash and cash equivalents comprise the following (in $000s):

                                                       DECEMBER 31,
                                                       -------------- JUNE 30,
                                                        1994   1995     1996
                                                       ------- -----------------
                                                                     (UNAUDITED)
Cash and overnight investments........................ $ 1,665 $ 761    $666
Cash held in escrow...................................   3,803    --      --
                                                       ------- -----    ----
                                                       $ 5,468 $ 761    $666
                                                       ======= =====    ====

  Excess cash is used to pay down the revolver facility. Accordingly, investments are limited to overnight investments of end-of-day cash balances.

  Cash held in escrow was comprised of funds received from the sale of oil and gas properties which were held in escrow pending the consummation of a transaction structured to qualify as a like-kind exchange of property for tax purposes, within the meaning of Section 1031 of the Internal Revenue Code of 1986. Such transaction was consummated in 1995. The amounts were accessible by the Partnership as of December 31, 1994 without restriction and, consequently, are classified as cash equivalents.

INVENTORY

  Product inventory consists primarily of finished goods (propane, butane, isobutane and natural gasoline) and is valued at the lower of cost, using the first-in, first-out method, or market. Market value of the Partnership's inventory was $3,618,000, $3,807,000 and $3,975,000 (unaudited) at December 31, 1994 and 1995 and June 30, 1996, respectively.

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is recorded at cost. Expenditures which extend the useful lives of assets are capitalized. Repairs, maintenance and renewals which do not extend the useful lives of the assets are expensed as incurred.

  The components of property, plant and equipment and the respective useful lives and depreciation, depletion and amortization methods (straight line (SL) or units of production (UOP)) are as follows (in $000s):

                                DECEMBER 31,
                               ----------------   JUNE 30,     USEFUL    DD&A
                                1994     1995       1996       LIVES    METHOD
                               -------  -------  ----------- ---------- ------
                                                 (UNAUDITED)
Land.......................... $   730  $   730    $   830           --   --
Plant facilities..............  21,604   31,699     32,319     20 years   SL
Buildings.....................     264      308        491     40 years   SL
Furniture, leasehold
 improvements and other.......   5,770    6,895      6,476   3-10 years   SL
Oil and gas properties........     739    1,883      3,292           --  UOP
                               -------  -------    -------
                                29,107   41,515     43,408
Accumulated depreciation,
 depletion and amortization...  (7,913)  (9,568)   (10,810)
                               -------  -------    -------
                               $21,194  $31,947    $32,598
                               =======  =======    =======

                      MARKWEST HYDROCARBON PARTNERS, LTD.

  Oil and gas properties consist of leasehold costs, producing and non-producing gas wells and equipment, and pipelines. The Partnership uses the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration and development of oil and gas reserves are capitalized to the full cost pool.

  These capitalized costs, including estimated future costs to develop the reserves and estimated abandonment costs, net of salvage, are amortized on a units-of-production basis using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment of such properties indicate that the properties are impaired, the amount of impairment is added to the capitalized cost base to be amortized. As of December 31, 1995 and June 30, 1996, approximately $862,000 and $2,271,000 (unaudited) of investments in unproved properties were excluded from amortization, respectively.

  The capitalized costs included in the full cost pool are subject to a "ceiling test," which limits such costs to the aggregate of the estimated present value, using a 10 percent discount rate, of the future net revenues from proved reserves, based on current economics and operating conditions. Impairment under the ceiling test of $116,000 was recognized in 1994 and is included in depreciation, depletion and amortization in the accompanying consolidated statement of operations. No impairment existed as of December 31, 1995 and June 30, 1996.

  Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in the consolidated statement of operations.

INTANGIBLE ASSETS

  Deferred financing costs and a non-compete agreement with a former officer and director are included in intangible assets. Both are amortized using the straight-line method over the terms of the associated agreements.

REVENUE RECOGNITION

  Revenue is recognized when product is shipped or when services are rendered.

INCOME TAXES

  No provision for income taxes is necessary in the financial statements of the Partnership because, as a partnership, it is not subject to income tax and the tax effects of its activities accrue to the respective partners.

HEDGED TRANSACTIONS

  The Partnership limits its exposure to propane and natural gas price fluctuations related to future production with futures contracts. These contracts are accounted for as hedges in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 80, Accounting for Futures Contracts. Gains and losses on such hedge contracts are deferred and included as a component of plant revenues and feedstock purchases when the hedged production is sold.

  As of December 31, 1994 and 1995, and as of June 30, 1996, the Partnership did not hold any material notional quantities of natural gas, NGL, or crude oil futures, swaps or options.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Partnership's financial instruments consist of cash and cash equivalents, receivables, trade accounts payable, accrued and other current liabilities, and long-term debt. Except for long-term debt, the carrying amounts of financial instruments approximate fair value due to their short maturities. At December 31, 1995 and June 30, 1996, based on rates available for similar types of debt, the fair value of long-term debt was not materially different from its carrying amount.

                      MARKWEST HYDROCARBON PARTNERS, LTD.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. DEBT

REVOLVER LOAN

  On November 20, 1992, the Partnership entered into a financing agreement (the "Facility") with Norwest Bank Denver, N.A. ("Norwest") and First American National Bank ("FANB") of Nashville, Tennessee. The Facility is structured as a revolver, and the borrowing base is redetermined semi-annually. As of December 31, 1995 and June 30, 1996, maximum borrowing bases of $25 million and $40 million, respectively, were available to the Partnership, $10 million and $31.5 million, respectively, of which were unutilized.

  On September 8, 1995, the Facility was further amended to add N M Rothschild and Sons Limited ("Rothschild") as a lender, revise the interest rate for base rate loans, institute the option of a LIBOR (London Interbank Offered Rate) interest rate, and extend the revolver commitment period and maturity dates.

  Interest on a base rate loan is currently calculated at prime plus .25% if the Partnership's total debt is less than or equal to 40% of total capitalization. If debt exceeds 40% of capitalization, the rate increases to prime plus .50%. At December 31, 1995 and June 30, 1996, $3 million and $2.5 million were outstanding under a base rate loan bearing interest at 9.00% and 8.50%, respectively.

  The LIBOR option allows the Partnership to lock in a portion of the revolver balance for a period of one, two, three or six months. Interest on a LIBOR loan is calculated at LIBOR plus 2% if the Partnership's total debt is less than or equal to 40% of total capitalization. If debt exceeds 40% of capitalization, the rate increases to LIBOR plus 2.25%. At December 31, 1995 and June 30, 1996, $12 million and $6 million were outstanding under a 90-day LIBOR and 30-day LIBOR commitment bearing interest at 8.125% and 7.50%, maturing February 16, 1996 and July 12, 1996, respectively. On May 31, 1996, the Facility was amended to increase the maximum borrowing base to $40 million and extend the repayment period to June 30, 2002, with 16 equal quarterly installments commencing September 30, 1998.

  This debt is secured by a first mortgage on the Partnership's property, plant, equipment and contracts, excluding railcars and truck trailers. The Facility restricts certain activities and requires the maintenance of certain financial ratios and other conditions.

WORKING CAPITAL LINE OF CREDIT

  On November 20, 1992, the Partnership entered into a working capital line of credit agreement with Norwest/FANB in the amount of $5 million. The borrowing base, as defined in the credit agreement, is redetermined monthly. On September 8, 1995, the agreement was amended to add Rothschild as a lender, revise the interest rate, increase the maximum borrowing base to $7.5 million, and extend the working capital commitment period and maturity date. The extended due date on the working capital note is June 30, 1997. At December 31, 1995 and June 30, 1996, the full amount of the borrowing base was available under the working capital line. The interest rate is the same as discussed above for base rate loans. No LIBOR option is available for the working capital line. At December 31, 1995 and June 30, 1996, $2.5 million and $3.85 million (unaudited) were outstanding under base rate loans bearing interest at 9.00% and 8.5%, respectively. On

                      MARKWEST HYDROCARBON PARTNERS, LTD.

May 31, 1996, the commitment period was extended to June 30, 1998. The agreement is secured by the Partnership's inventory, receivables and cash.

  Scheduled debt maturities under the terms of each facility are as follows (in $000s):

                            DECEMBER 31, 1995              JUNE 30, 1996
                       ---------------------------- ----------------------------
                                                            (UNAUDITED)
                       REVOLVER LOAN LINE OF CREDIT REVOLVER LOAN LINE OF CREDIT
                       ------------- -------------- ------------- --------------
1996.................     $    --        $   --        $   --         $   --
1997.................       1,875         2,500            --             --
1998.................       3,750            --         1,062          3,850
1999.................       3,750            --         2,125             --
2000 and thereafter..       5,625            --         5,313             --
                          -------        ------        ------         ------
Total................     $15,000        $2,500        $8,500         $3,850
                          =======        ======        ======         ======

SILOAM NOTE

  On December 15, 1989, the Partnership entered into a note agreement in conjunction with the purchase of the Siloam plant and the isomerization expansion. The note agreement allowed for the prepayment of principal to no less than $500,000. In November 1992, the Partnership exercised its prepayment rights relative to this agreement by paying $9.2 million of the then-outstanding balance. The remaining $500,000 principal balance accrued interest at 12%. Under the terms of the note, additional interest was payable annually based on certain operating results of the fractionation plant and proceeds from asset dispositions. Such additional interest expense was $405,000 and $422,000 for 1993 and 1994, respectively.

  During 1995, the Partnership reached an agreement with the noteholder to fully retire the note. Accordingly, the Partnership paid the remaining balance of $500,000 as well as $700,000 of additional interest. In addition, the Partnership granted to the noteholder an option to acquire 3.5% of the Partnership for $35,000. Based on management's best estimate of the fair value of the Partnership, the option was valued at $1,050,000 which, together with the $700,000 of additional interest, is reflected in the consolidated statement of operations as an extraordinary loss due to the early extinguishment of debt.

NOTE 3. RELATED PARTY AND PARTNERS' CAPITAL TRANSACTIONS

  The Partnership made contributions of $95,000, $213,000, and $211,000 to a profit-sharing plan maintained by the general partner for the years ended December 31, 1993, 1994 and 1995, and accrued a liability of $113,000 for estimated contributions for the six months ended June 30, 1996. The plan is discretionary, with annual contributions determined by the general partner's board of directors.

  The Partnership periodically extends offers to partners and employees to purchase initial or additional interests in the Partnership. The partners and/or employees have provided the Partnership with promissory notes as part of the purchase price. According to the terms of the notes, interest accrues at 7% and payments are required for the greater of accrued interest or excess distributions. Notes dated December 31, 1990, January 1, 1994, October 1, 1994, and January 1, 1995 in the amounts of $80,000, $313,000, $109,000, and
$11,000, respectively, have been reflected as reductions of partners' capital at December 31, 1995.

  During 1992, the management of the Partnership granted limited partnership options to certain employees. The options are exercisable at a fixed price and subject to certain conditions and restrictions. The options vest ratably over 5 years and are non-transferable. In 1993 and 1995, management granted additional limited

                      MARKWEST HYDROCARBON PARTNERS, LTD.

partnership interest options with a fixed exercise price of $40 per .0001% interest. In addition, the previously issued options were amended to reduce the option price from $50 to $40, which was estimated to be the fair value at that date. Options to purchase 1.3%, 2.5% and 2.9% of the Partnership were outstanding at December 31, 1994 and 1995 and June 30, 1996, respectively, of which .3%, .6 %, and .9%, respectively, were exercisable. These percentages do not include the option to acquire 3.5% of the Partnership described in Note 2.

  The Partnership's employees perform certain administrative functions on behalf of Holding, Energy, Coalseam and Gathering. At December 31, 1995 and June 30, 1996, no material amounts were due to or receivable from Holding, Energy, Coalseam or Gathering for miscellaneous administrative expenses. The Partnership charged $324,000 and $178,000 (unaudited) of administrative expenses to Holding, Energy, Coalseam and Gathering for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively, which represented management's best estimate of the actual cost of such services. No material amounts of administratives expenses were charged to Holding, Energy, Coalseam and Gathering for the years ended December 31, 1993 and 1994.

NOTE 4. REDUCTION IN CARRYING VALUE OF ASSETS

  In 1994, the Partnership shut down the Siloam plant isomerization unit when it was unable to find satisfactory markets for its isobutane. Accordingly, the Partnership recorded a $2,242,000 charge to write down the unit to its estimated realizable value. In addition, a catalyst used in the isomerization process was sold, resulting in a $347,000 loss in 1994. The Partnership also recorded a charge of $361,000 in 1994 for the write-down of non-productive equipment related to various business development projects.

NOTE 5. COMMITMENTS AND CONTINGENCIES

  Rental expense was $160,000, $166,000, $195,000 and $102,000 (unaudited) for the years ended December 31, 1993, 1994 and 1995 and for the six months ended June 30, 1996, respectively.

  Future minimum lease payments under all operating leases are as follows (in $000s):

                                       DECEMBER 31, 1995                               JUNE 30, 1996
                         --------------------------------------------- ---------------------------------------------
                                                                                        (UNAUDITED)
                         RAILCAR LEASES OTHER LEASES TOTAL OBLIGATIONS RAILCAR LEASES OTHER LEASES TOTAL OBLIGATIONS
                         -------------- ------------ ----------------- -------------- ------------ -----------------
1996....................      $107          $176           $283             $22           $100           $122
1997....................       --             51             51              --             51             51
1998....................       --              6              6              --              6              6
1999....................       --              5              5              --              5              5
2000....................       --              5              5              --              5              5
                              ----          ----           ----             ---           ----           ----
Total...................      $107          $243           $350             $22           $167           $189
                              ====          ====           ====             ===           ====           ====

  The Partnership leases railcars to ensure efficient movement of natural gas liquids to fulfill sales obligations. The Partnership has obtained commitments for railcar subleases to receive payments of $221,000 and $81,000 during 1996 and 1997, respectively.

NOTE 6. ACCOUNTS RECEIVABLE

  During the fourth quarter of 1995, the Partnership made several short-term advances totaling $3,174,000 as part of an agreement with a partner to develop a joint project. In accordance with the terms of the agreement, the Partnership was reimbursed for the full amount of the advances at the closing date of May 6, 1996.

  At December 31, 1995 and June 30, 1996, trade receivables totaled $5,735,000 and $3,588,000 (unaudited), respectively, which included receivables from employees and officers of $74,000 and $80,000 (unaudited), respectively. No allowance for doubtful accounts is considered necessary based on favorable historical experience.

                      MARKWEST HYDROCARBON PARTNERS, LTD.

NOTE 7. SIGNIFICANT CUSTOMERS

  For the years ended December 31, 1993 and 1995 and the six months ended June 30, 1996, sales to one customer accounted for approximately 16%, 18% and 14% (unaudited) of total revenues, respectively. During 1994, no sales to any one customer accounted for more than 10% of total revenue. Management believes the loss of these customers would not adversely impact operations, as alternative markets are available.

NOTE 8. SUPPLEMENTAL CASH FLOW INFORMATION

  Interest of $1,408,000, $1,805,000, $792,000, $545,000 (unaudited) and
$557,000 (unaudited) was paid for the years ended December 31, 1993, 1994 and 1995 and for the six-month periods ended June 30, 1995 and 1996, respectively. Interest paid in 1995 is net of $301,000 capitalized in relation to construction projects.

NOTE 9. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following summarizes certain quarterly results of operations ($000s):

                                           OPERATING GROSS PROFIT PRETAX INCOME
                                           REVENUES   (LOSS) (A)    (LOSS)(B)
                                           --------- ------------ -------------
QUARTER ENDED:
March 31, 1994............................  $16,342    $ 2,421       $1,492
June 30, 1994.............................    2,911     (1,023)      (1,939)
September 30, 1994........................    9,707      1,955          893
December 31, 1994.........................   23,867      5,785        4,674 (c)
                                            -------    -------       ------
                                            $52,827    $ 9,138       $5,120
                                            =======    =======       ======
March 31, 1995............................  $15,566    $ 4,770       $3,589
June 30, 1995.............................    7,360      1,860          679
September 30, 1995........................    8,665      1,564       (1,182)(d)
December 31, 1995.........................   16,479      4,171        2,988
                                            -------    -------       ------
                                            $48,070    $12,365       $6,074
                                            =======    =======       ======
March 31, 1996............................  $19,832    $ 5,514       $4,174
June 30, 1996.............................    8,788      1,580          314
                                            -------    -------       ------
                                            $28,620    $ 7,094       $4,488
                                            =======    =======       ======

--------
  (a) Excludes gain on sale of oil and gas properties, general and administrative expenses, reduction in carrying value of assets and net interest expense.
  (b) Excludes income taxes since the Partnership is not subject to income taxes.
  (c) Includes $4,275 gain on sale of oil and gas properties and $2,950 charge for reduction in carrying value of assets.
  (d) Includes $1,750 extraordinary loss on extinguishment of debt.

                      MARKWEST HYDROCARBON PARTNERS, LTD.

NOTE 10. PLANNED REORGANIZATION AND PARTNERSHIP DISTRIBUTION

  In connection with a planned offering of common stock to the public, the Partnership intends to reorganize and the existing general and limited partners will exchange their interests in the Partnership for common shares of MarkWest Hydrocarbon, Inc., a corporation formed to be the successor to the Partnership ("MHI"). Since MHI will be a taxable entity, a pro forma provision for income taxes has been presented in the financial statements as if the Partnership had been a taxable entity for all periods presented.

  Pro forma earnings per share has not been presented due to the planned significant change in capital structure.

  The pro forma capitalization as of June 30, 1996 presented on the face of the balance sheet reflects only the $10.0 million distribution to the partners planned to occur just prior to the reorganization and does not include the pro forma income tax effect of the reorganization.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Members
Basin Pipeline L.L.C.
Englewood, Colorado

  We have audited the accompanying balance sheet of Basin Pipeline L.L.C. (the "Company") as of December 31, 1995 and the related statements of operations and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Basin Pipeline, L.L.C. at December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses from operations, has a working capital deficiency and is in default on a significant portion of its debt. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          BDO Seidman, LLP

Denver, Colorado
April 5, 1996

                             BASIN PIPELINE L.L.C.

                                 BALANCE SHEETS

                                                                                                       DECEMBER 31,   JUNE 30,
                                                                                                           1995         1996
                                                                                                       ------------  -----------
                                                                                                                     (UNAUDITED)
                                                                                                                        (SEE
                                                                                                                       NOTE 5)
ASSETS (NOTE 2)
CURRENT:
  Cash................................................................................................ $     3,646   $     9,353
  Accounts receivable, related party..................................................................      29,401       260,955
  Other current assets................................................................................         --          8,072
                                                                                                       -----------   -----------
Total current assets..................................................................................      33,047       278,380
                                                                                                       -----------   -----------
PROPERTY AND EQUIPMENT--
  Gas gathering and processing........................................................................   9,393,405    10,332,817
  Less accumulated depreciation.......................................................................   1,566,981        80,118
                                                                                                       -----------   -----------
Net property and equipment............................................................................   7,826,424    10,252,699
                                                                                                       -----------   -----------
                                                                                                       $ 7,859,471   $10,531,079
                                                                                                       ===========   ===========
LIABILITIES AND MEMBERS' CAPITAL DEFICIT
CURRENT:
  Accounts payable.................................................................................... $ 1,749,511   $    92,814
  Interest payable....................................................................................     178,938           --
  Accrued expenses....................................................................................       3,302        31,811
  Current maturities of long-term debt (Note 2).......................................................   9,112,275           --
                                                                                                       -----------   -----------
Total current liabilities.............................................................................  11,044,026       124,625
Commitments and contingencies (Notes 1 and 3)
MEMBERS' CAPITAL DEFICIT:
  Contributed capital.................................................................................       2,000    10,359,404
  Accumulated deficit.................................................................................  (3,186,555)          --
  Retained earnings...................................................................................         --         47,050
                                                                                                       -----------   -----------
Total members' capital deficit........................................................................  (3,184,555)   10,406,454
                                                                                                       -----------   -----------
                                                                                                       $ 7,859,471   $10,531,079
--------------------------------------------------
                                                                                                       ===========   ===========


See accompanying report of independent certified public accountants, summary of accounting policies and notes to financial statements.

                             BASIN PIPELINE L.L.C.

                STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT

                                                                                  SIX MONTHS
                                                                     YEAR ENDED      ENDED     FROM JANUARY 1    FROM MAY 6
                                                                    DECEMBER 31,   JUNE 30,    THROUGH MAY 5, THROUGH JUNE 30,
                                                                        1995         1995           1996            1996
                                                                    ------------  -----------  -------------- ----------------
                                                                                  (UNAUDITED)   (UNAUDITED)     (UNAUDITED)
                                                                                                                (SEE NOTE 5)
REVENUE:
  Pipeline and transportation fees................................. $   841,380   $   420,690    $ 304,361        $229,850
  Other income.....................................................          74            10          --              --
                                                                    -----------   -----------    ---------        --------
Total revenue......................................................     841,454       420,700      304,361         229,850
                                                                    -----------   -----------    ---------        --------
COSTS AND EXPENSES:
  Pipeline operating and other costs...............................     669,004       253,298      202,907          92,316
  General and administrative.......................................     205,219        92,562       61,280          10,366
                                                                    -----------   -----------    ---------        --------
Total costs and expenses...........................................     874,223       345,860      264,187         102,682
                                                                    -----------   -----------    ---------        --------
OTHER EXPENSES:
  Depreciation.....................................................     899,728       449,864      299,909          80,118
  Interest.........................................................   1,100,022       660,513      516,362             --
                                                                    -----------   -----------    ---------        --------
Total other expenses...............................................   1,999,750     1,110,377      816,271          80,118
                                                                    -----------   -----------    ---------        --------
Net loss...........................................................  (2,032,519)  $(1,035,537)   $(776,097)       $ 47,050
                                                                                  ===========    =========        ========
Accumulated deficit, beginning of year.............................  (1,154,036)
                                                                    -----------
Accumulated deficit, end of year................................... $(3,186,555)
--------------------------------------------------
                                                                    ===========


 See accompanying report of independent certified public accountants,summary of accounting policies and notes to financial statements.

                             BASIN PIPELINE L.L.C.

                            STATEMENT OF CASH FLOWS
                          INCREASE (DECREASE) IN CASH

                                                                                                         FROM
                                                                                                       JANUARY 1   FROM MAY 6
                                                                           YEAR ENDED    SIX MONTHS     THROUGH     THROUGH
                                                                          DECEMBER 31,      ENDED       MAY 5,      JUNE 30,
                                                                              1995      JUNE 30, 1995    1996         1996
                                                                          ------------  ------------- ----------- ------------
                                                                                         (UNAUDITED)  (UNAUDITED) (UNAUDITED)
                                                                                                                  (SEE NOTE 5)
OPERATING ACTIVITIES:
  Net loss............................................................... $(2,032,519)   $(1,035,537)  $(776,097)   $ 47,050
  Adjustments to reconcile net loss to net cash provided by operating activities--
   Depreciation..........................................................     899,728        449,864     816,271      80,118
   Changes in operating assets and liabilities:
    Trade accounts receivable............................................      24,407         12,847       7,193       8,072
    Intercompany accounts................................................     180,287         94,977         --      260,955
    Trade accounts payable...............................................     488,264        619,329     462,235      92,814
    Interest payable.....................................................     512,200         39,722    (178,938)        --
    Accrued expenses.....................................................       3,302            --      209,077     (83,631)
                                                                          -----------    -----------   ---------    --------
Cash provided by operating activities....................................      75,669        181,202     539,741     405,378
                                                                          -----------    -----------   ---------    --------
CASH USED IN INVESTING ACTIVITIES--
Purchase of property and equipment.......................................    (489,828)      (678,159)   (543,224)   (396,188)
                                                                          -----------    -----------   ---------    --------
CASH PROVIDED BY FINANCING ACTIVITIES--
Proceeds from long-term debt.............................................     417,114        506,199         --          --
                                                                          -----------    -----------   ---------    --------
Net increase (decrease) in cash..........................................       2,955          9,242      (3,483)      9,190
Cash, beginning of year..................................................         691            691       3,646         163
                                                                          -----------    -----------   ---------    --------
Cash, end of year........................................................ $     3,646    $     9,933   $     163    $  9,353
--------------------------------------------------
                                                                          ===========    ===========   =========    ========


 See accompanying report of independent certified public accountants,summary of accounting policies and notes to financial statements.

                             BASIN PIPELINE L.L.C.

                        SUMMARY OF ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

  Basin Pipeline L.L.C. (the "Company") owns and operates a sour gas gathering system in Western Michigan and is also responsible for transportation and marketing operations.

FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

  Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains cash in bank deposit accounts that at times may exceed Federally insured limits. To date, the Company has not incurred a loss relating to these concentrations of credit risk.

  The Company derived all of its revenue from one customer.

USE OF ESTIMATES

  The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results could differ from those estimates.

PROPERTY, EQUIPMENT AND DEPRECIATION

  Property and equipment are recorded at cost. Renewals and betterments that substantially extend the useful life of the assets are capitalized. Maintenance and repairs are expensed when incurred. Depreciation is computed using the straight-line method over estimated useful lives ranging from seven to ten years. Gains and losses on retirements are included in operations.

INCOME TAXES

  As a Limited Liability Company, the tax consequences of the Company's operations are the responsibility of each member. Accordingly, the accompanying financial statements do not include a provision for current or deferred income taxes.

CASH EQUIVALENTS

  The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION

  Revenue is recognized upon the sale of gas at the wellhead.

RECENT ACCOUNTING PRONOUNCEMENTS

  The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reported at the lower of the carrying amount or their estimated recoverable amount and the adoption of the statement by the Company is not expected to have an impact on the financial statements. This statement is effective for fiscal years beginning after December 15, 1995.

                             BASIN PIPELINE L.L.C.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GOING CONCERN

  As reflected in the accompanying financial statements, the Company incurred a net loss of $2,032,519 for the year ended December 31, 1995 and its current liabilities exceeded its current assets by approximately $11,000,000. Additionally, the Company is in default on a significant portion of its debt, resulting in classification of such amounts as current liabilities. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

  Management's plans with regard to the Company's ability to continue as a going concern include the contribution of the members' capital to a new entity in exchange for an interest in the newly formed entity. The Company believes the execution of this plan will provide sufficient liquidity for the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. LONG-TERM DEBT

  During December 1993, the Company and its affiliate Manistee Gas Limited Liability Company (the "Companies") entered into a credit agreement ("Credit Agreement") with Gas Fund to finance the construction and acquisition of certain processing facilities, gathering systems, and oil and gas properties. The original amount of the credit agreement was for up to $13,800,000. During 1995, the maximum amount available under the Credit Agreement was increased to $18,700,000. At December 31, 1995, the Company owes $9,112,275 to Gas Fund under the Credit Agreement. The Companies incur a placement fee of one and one-half percent (1 1/2%) of the amounts funded under the Credit Agreement, and are charged a commitment fee of one-half percent ( 1/2%) of the unused portion of the maximum loan amount. The Credit Agreement bears interest at 17% per annum as the combined balance due exceeds $16 million, with interest payments due quarterly. Principal payments are payable quarterly out of available cash flows, subject to annual mandatory prepayments. In addition to the payment terms, the Companies are subject to various restrictive covenants, including a current ratio requirement of not less than one to one from and after December 31, 1994. The Credit Agreement is collateralized by a first lien on substantially all of the Companies' assets. Borrowings under the Credit Agreement and related amounts are allocated between the Company and its affiliate based upon their proportionate amount of assets acquired with the proceeds received under the Credit Agreement.

  The Companies are in default on certain prepayment requirements and other covenants under the Credit Agreement. As such, the Companies have classified the entire balance owing to Gas Fund as current liabilities as of December 31, 1995. See Note 5.

  As a condition of the Credit Agreement, the Companies granted a net profits interest and preferred LLC interest (the "NPI") to Gas Fund. The NPI is based on net cash flows from operations, as adjusted for limitations on debt service payments, general and administrative expenses, and various other expenditures. The NPI is 22% after pay-out and is to be calculated quarterly and paid, if applicable, within thirty days following the end of each quarter. As of December 31, 1995, the Companies had amounts owing to Gas Fund totalling approximately $23,000 which are recorded in royalties payable of Manistee Gas Limited Liability Company.

  Interest expense was approximately $1,100,000 for the year ended December 31, 1995.

  Statement of Financial Accounting Standards No. 107 requires that the fair value of short-term notes payable, loans payable, and commercial paper be disclosed. The carrying amount of the Company's debt approximates fair value due to its short-term maturity.

                             BASIN PIPELINE L.L.C.

3. COMMITMENTS AND CONTINGENCIES

  The Company's operations may impose certain environmental and dismantlement commitments in future years. Management does not believe the Company currently has any material commitments of this nature. Accordingly, no accrual has been recorded for potential future costs.

  The Company leases certain vehicles and compressor equipment under the terms of noncancellable operating lease agreements. The original unexpired lease terms range from one to five years. Minimum future rental payments are as follows:

YEARS ENDED DECEMBER 31,
------------------------
1996.................................................................. $156,316
1997..................................................................  155,125
1998..................................................................  154,032
1999..................................................................   53,562
2000..................................................................    2,880
                                                                       --------
                                                                       $521,915
                                                                       ========

  Rent expense under operating leases for the year ended December 31, 1995 was approximately $162,000.

4. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

  Cash payments of interest totalled $572,970 for the year ended December 31, 1995.

  Excluded from the statement of cash flows for the year ended December 31, 1995 was $474,516, representing accrued interest on debt added back to debt principal.

5. ACQUISITION OF THE COMPANY (UNAUDITED)

  On May 6, 1996, the Company was acquired by West Shore Processing Company, LLC ("West Shore") (98%), MarkWest Michigan LLC. ("MML") (1.2%) and Michigan Energy Company LLC ("MEC") (.8%). West Shore is a newly formed entity which is currently owned 95% by MEC and 5% by MML. MEC is also a newly formed Company controlled by shareholders of Gas Fund, the entity which made loans to the Company under the Credit Agreement described in Note 2.

  The net assets of the Company, principally the pipeline and minor amounts of working capital, were acquired in consideration for forgiveness of amounts due by the Company to Gas Fund under the Credit Agreement. This transaction has been accounted for in accordance with purchase accounting and, accordingly, the purchase price of $10.4 million has been allocated to the property and equipment ($10.3 million) and working capital ($.1 million) acquired based on estimates of their relative fair values at the date of acquisition. The amounts reflected in the June 30, 1996 balance sheet and the statements of operations and of cash flows for the period from May 6, 1996 through June 30, 1996 reflect the revised basis of assets and liabilities resulting from the change in ownership.

                          MARKWEST HYDROCARBON, INC.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  The accompanying unaudited pro forma consolidated balance sheet and pro forma consolidated statements of operations give effect to the reorganization of the Company from a limited partnership into a corporation, to the application of the net proceeds from the initial public offering of 2,400,000 shares of common stock in the Corporation, and to the planned acquisition of an interest in Basin Pipeline, L.L.C., and are based on the assumptions set forth in the notes to such statements. These adjustments have been presented in two separate sets of pro forma financial statements. The Reorganization and Offering Adjustments have been reflected in the first set of pro formas, with the resultant balances being labeled "Pro Forma, As Adjusted." These statements are presented on pages F-26 through F-28. The second set of pro formas adjusts the Pro Forma, As Adjusted balances to give effect to the planned acquisition of Basin, with the resultant balances labeled "Pro Forma Combined." In addition, because the Company's interest in Basin at June 30, 1996 is 5.3% but is expected to increase to 60% by the end of 1997 separate pro forma statements have been presented to reflect both ownership levels. Although the Company would not consolidate Basin's financial statements until it achieved control of Basin, full consolidation has been assumed at both ownership levels for purposes of these presentations.

  The unaudited pro forma consolidated financial statements comprise historical financial data included elsewhere in this Prospectus which have been retroactively adjusted to reflect the effect of the above proposed transactions. The pro forma information assumes that the transactions were consummated on June 30, 1996 for the pro forma consolidated balance sheet and on January 1, 1995 for the pro forma consolidated statements of operations. Such pro forma information should be read in conjunction with the related historical financial information and is not necessarily indicative of the results which would actually have occurred had the transactions been consummated on the dates or for the periods indicated or which may occur in the future.

                           MARKWEST HYDROCARBON, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                            (PRO FORMA, AS ADJUSTED)

                                 JUNE 30, 1996
                                    ($000S)

                                       MARKWEST
                           MARKWEST   HYDROCARBON
                          HYDROCARBON  PARTNERS,  REORGANIZATION   OFFERING       PRO FORMA,
                             INC.        LTD.      ADJUSTMENTS    ADJUSTMENTS     AS ADJUSTED
                          ----------- ----------- --------------  -----------     -----------
ASSETS
Current assets:
Cash and cash
 equivalents............     $  1      $    666      $    229 (b)  $   (615) (c)    $   281
Accounts receivable.....      --          3,588           --            --            3,588
Product inventory.......      --          3,287           --            --            3,287
Materials and supplies
 inventory..............      --            264           --            --              264
Prepaid expenses and
 other assets...........      --            359           --            --              359
Prepaid feedstock.......      --          2,157           --            --            2,157
                             ----      --------      --------      --------         -------
Total current assets....        1        10,321           229          (615)          9,936
                             ----      --------      --------      --------         -------
Property, plant and
 equipment, at cost.....      --         43,408           --            --           43,408
Accumulated
 depreciation, depletion
 and amortization.......      --        (10,810)          --            --          (10,810)
                             ----      --------      --------      --------         -------
Net property, plant and
 equipment..............      --         32,598           --            --           32,598
                             ----      --------      --------      --------         -------
Intangible assets, net
 of accumulated
 amortization...........      --            443           --            --              443
Other assets............      100           629           --           (100)(i)         629
                             ----      --------      --------      --------         -------
Total assets............     $101      $ 43,991      $    229      $   (715)        $43,606
                             ====      ========      ========      ========         =======
LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable..     $--       $  4,430      $    --       $    --          $ 4,430
Accrued liabilities.....      100           418           --           (100)(i)         418
Interest payable........      --             99           --            --               99
Accrued bonus and profit
 sharing................      --            230           --            --              230
                             ----      --------      --------      --------         -------
Total current
 liabilities............      100         5,177           --           (100)          5,177
Deferred income taxes...      --            --          3,206 (a)       --            3,206
Long-term debt..........      --         12,350        10,000 (d)   (22,350)(g)         --
                             ----      --------      --------      --------         -------
Total liabilities.......      100        17,527        13,206       (22,450)          8,383
Minority interest.......      --            --            --            --              --
Common stock............      --            --             57 (f)        24 (h)          81
Additional Paid-in
 Capital................        1           --         13,430 (f)    21,711 (h)      35,142
Partners' capital.......      --         26,464       (12,977)(e)       --              --
                                                      (13,487)(f)
Retained earnings.......      --            --            --            --              --
                             ----      --------      --------      --------         -------
Partners'
 capital/stockholders'
 equity.................        1        26,464       (12,977)       21,735          35,223
                             ----      --------      --------      --------         -------
Total liabilities and
 equity.................     $101      $ 43,991      $    229      $   (715)        $43,606
                             ====      ========      ========      ========         =======

                           MARKWEST HYDROCARBON, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                            (PRO FORMA, AS ADJUSTED)

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                       ($000S, EXCEPT PER SHARE AMOUNTS)

                                      MARKWEST
                          MARKWEST   HYDROCARBON
                         HYDROCARBON  PARTNERS,  REORGANIZATION  OFFERING     PRO FORMA,
                            INC.        LTD.      ADJUSTMENTS   ADJUSTMENTS   AS ADJUSTED
                         ----------- ----------- -------------- -----------   -----------
Revenues:
Plant revenue...........    $--        $33,823       $ --         $   --        $33,823
Terminal and marketing
 revenue................     --         13,172         --             --         13,172
Oil and gas and other
 revenue................     --          1,075         --             --          1,075
                            ----       -------       -----        -------       -------
Total revenue...........     --         48,070         --             --         48,070
                            ----       -------       -----        -------       -------
Costs and Expenses:
Plant feedstock
 purchases..............     --         17,308         --             --         17,308
Terminal and marketing
 purchases..............     --         11,937         --             --         11,937
Operating expenses......     --          4,706         --             --          4,706
General and
 administrative
 expenses...............     --          4,189         --             --          4,189
Depreciation, depletion
 and amortization.......     --          1,754         --             --          1,754
                            ----       -------       -----        -------       -------
Total costs and
 expenses...............     --         39,894         --             --         39,894
                            ----       -------       -----        -------       -------
Earnings (loss) from
 operations.............     --          8,176                                    8,176
Interest income
 (expense), net.........     --           (352)        --             508 (j)       156
                            ----       -------       -----        -------       -------
                             --          7,824                        508         8,332
Minority interest.......     --            --          --             --            --
                            ----       -------       -----        -------       -------
Income (loss) before
 income taxes...........     --          7,824                        508         8,332
(Provision) benefit for
 income taxes...........     --            --          --          (3,128)(k)    (3,128)
                            ----       -------       -----        -------       -------
Net income..............    $--        $ 7,824       $ --         $(2,620)      $ 5,204
                            ====       =======       =====        =======       =======
Weighted average common
 shares outstanding.....                                                          7,716 (t)
                                                                                =======
Net income per common
 share..................                                                        $   .67
                                                                                =======

                           MARKWEST HYDROCARBON, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                            (PRO FORMA, AS ADJUSTED)

                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                       ($000S, EXCEPT PER SHARE AMOUNTS)

                                      MARKWEST
                          MARKWEST   HYDROCARBON
                         HYDROCARBON  PARTNERS,  REORGANIZATION  OFFERING     PRO FORMA,
                            INC.        LTD.      ADJUSTMENTS   ADJUSTMENTS   AS ADJUSTED
                         ----------- ----------- -------------- -----------   -----------
Revenues:
Plant revenue...........    $--        $18,045       $ --         $  --         $18,045
Terminal and marketing
 revenue................     --          9,831         --             --          9,831
Oil and gas and other
 revenue................     --            744         --             --            744
                            ----       -------       -----        -------       -------
Total revenue...........     --         28,620         --             --         28,620
                            ----       -------       -----        -------       -------
Costs and Expenses:
Plant feedstock
 purchases..............     --          8,538         --             --          8,538
Terminal and marketing
 purchases..............     --          8,683         --             --          8,683
Operating expenses......     --          2,979         --             --          2,979
General and
 administrative
 expenses...............     --          2,140         --             --          2,140
Depreciation, depletion
 and amortization.......     --          1,326         --             --          1,326
                            ----       -------       -----        -------       -------
Total costs and
 expenses...............     --         23,666         --             --         23,666
                            ----       -------       -----        -------       -------
Earnings (loss) from
 operations.............     --          4,954                                    4,954
Interest income
 (expense), net.........     --           (466)        --             509(j)         43
                            ----       -------       -----        -------       -------
                             --          4,488                        509         4,997
Minority interest.......     --            --          --             --            --
                            ----       -------       -----        -------       -------
Income (loss) before
 income taxes ..........     --          4,488                        509         4,997
(Provision) benefit for
 income taxes...........     --            --                      (1,859)(k)    (1,859)
                            ----       -------       -----        -------       -------
Pro forma net income....    $--        $ 4,488       $ --         $(1,350)      $ 3,138
                            ====       =======       =====        =======       =======
Weighted average common
 shares outstanding.....                                                          8,148 (t)
                                                                                =======
Net income per common
 share..................                                                        $   .39
                                                                                =======

                           MARKWEST HYDROCARBON, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                              (PRO FORMA COMBINED)

                                 JUNE 30, 1996
                                    ($000S)

                                                            BASIN
                                             HISTORICAL   PIPELINE       PRO
                                PRO FORMA,     BASIN     ACQUISITION    FORMA
                                AS ADJUSTED PIPELINE (U) ADJUSTMENTS   COMBINED
                                ----------- ------------ -----------   --------
ASSETS
Current assets:
Cash and cash equivalents.....    $   281     $     9      $  (290)    $   --
Accounts receivable...........      3,588         261          --        3,849
Product inventory.............      3,287         --           --        3,287
Materials and supplies
 inventory....................        264         --           --          264
Prepaid expenses and other
 assets.......................        359           8          --          367
Prepaid feedstock.............      2,157         --           --        2,157
                                  -------     -------      -------     -------
Total current assets..........      9,936         278         (290)      9,924
                                  -------     -------      -------     -------
Property, plant and equipment,
 at cost......................     43,408      10,333       18,039 (l)  71,780
Accumulated depreciation,
 depletion and amortization...    (10,810)        (80)         --      (10,890)
                                  -------     -------      -------     -------
Net property, plant and
 equipment....................     32,598      10,253       18,039      60,890
                                  -------     -------      -------     -------
Intangible assets, net of
 accumulated amortization.....        443         --           --          443
Other assets..................        629         --          (629)(m)     --
                                  -------     -------      -------     -------
Total assets..................    $43,606     $10,531      $17,120     $71,257
                                  =======     =======      =======     =======
LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable........    $ 4,430     $    93      $   --      $ 4,523
Accrued liabilities...........        418          32          --          450
Interest payable..............         99         --         1,194 (l)   1,293
Accrued bonus and profit
 sharing......................        230         --           --          230
                                  -------     -------      -------     -------
Total current liabilities.....      5,177         125        1,194       6,496
Deferred income taxes.........      3,206         --           --        3,206
Long-term debt................        --          --        15,926 (l)  15,926
                                  -------     -------      -------     -------
Total liabilities.............      8,383         125       17,120      25,628
Minority interest.............        --          --        10,406 (o)  10,406
Partners' capital/stockholders
 equity:
Contributed capital...........        --       10,359      (10,359)(n)     --
Common stock..................         81         --           --           81
Additional paid-in-capital....     35,142         --           --       35,142
Retained earnings.............        --           47          (47)(n)     --
                                  -------     -------      -------     -------
Total partners
 capital/stockholders equity..     35,223      10,406      (10,406)     35,223
                                  -------     -------      -------     -------
Total liabilities and equity..    $43,606     $10,531      $17,120     $71,257
                                  =======     =======      =======     =======

                           MARKWEST HYDROCARBON, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                              (PRO FORMA COMBINED)

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                       ($000S, EXCEPT PER SHARE AMOUNTS)

                                                          BASIN
                                                        PIPELINE
                                                       ACQUISITION
                                            HISTORICAL ADJUSTMENTS     PRO
                               PRO FORMA,     BASIN      @ 5.3%       FORMA
                               AS ADJUSTED   PIPELINE   OWNERSHIP    COMBINED
                               -----------  ---------- -----------   --------
Revenues:
Plant revenue................    $33,823     $   --      $  --       $33,823
Terminal and marketing
 revenue.....................     13,172         --         --        13,172
Oil and gas and other
 revenue.....................      1,075         841        --         1,916
                                 -------     -------     ------      -------
Total revenue................     48,070         841        --        48,911
                                 -------     -------     ------      -------
Costs and Expenses:
Plant feedstock purchases....     17,308         --         --        17,308
Terminal and marketing
 purchases...................     11,937         --         --        11,937
Operating expenses...........      4,706         669        --         5,375
General and administrative
 expenses....................      4,189         205        --         4,394
Depreciation, depletion and
 amortization................      1,754         900        --         2,654
                                 -------     -------     ------      -------
Total costs and expenses.....     39,894       1,774        --        41,668
                                 -------     -------     ------      -------
Earnings (loss) from
 operations..................      8,176        (933)       --         7,243
Interest income (expense),
 net.........................        156      (1,100)     1,100 (q)      156
                                 -------     -------     ------      -------
                                   8,332      (2,033)     1,100        7,399
Minority interest............        --          --         884 (p)      884
                                 -------     -------     ------      -------
Income (loss) before income
 taxes.......................      8,332      (2,033)     1,984        8,283
(Provision) benefit for
 income taxes................     (3,128)        --          18 (k)   (3,110)
                                 -------     -------     ------      -------
Net income...................    $ 5,204     $(2,033)    $2,002      $ 5,173
                                 =======     =======     ======      =======
Weighted average common
 shares outstanding..........      7,716(t)                            7,716(t)
                                 =======                             =======
Net income per common share..    $   .67                             $   .67
                                 =======                             =======

                           MARKWEST HYDROCARBON, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                              (PRO FORMA COMBINED)

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                       ($000S, EXCEPT PER SHARE AMOUNTS)

                                                         BASIN
                                                       PIPELINE
                                                      ACQUISITION
                                           HISTORICAL ADJUSTMENTS    PRO
                             PRO FORMA,      BASIN       @ 60%      FORMA
                             AS ADJUSTED    PIPELINE   OWNERSHIP   COMBINED
                             -----------   ---------- -----------  --------
Revenues:
Plant revenue...............   $33,823      $   --      $  --      $33,823
Terminal and marketing
 revenue....................    13,172          --         --       13,172
Oil and gas and other
 revenue....................     1,075          841        --        1,916
                               -------      -------     ------     -------
Total revenue...............    48,070          841        --       48,911
                               -------      -------     ------     -------
Costs and Expenses:
Plant feedstock purchases...    17,308          --         --       17,308
Terminal and marketing
 purchases..................    11,937          --         --       11,937
Operating expenses..........     4,706          669        --        5,375
General and administrative
 expenses...................     4,189          205        --        4,394
Depreciation, depletion and
 amortization...............     1,754          900        --        2,654
                               -------      -------     ------     -------
Total costs and expenses....    39,894        1,774        --       41,668
                               -------      -------     ------     -------
Earnings (loss) from
 operations.................     8,176         (933)       --        7,243
Interest income (expense),
 net........................       156       (1,100)     1,100(q)      156
                               -------      -------     ------     -------
                                 8,332       (2,033)     1,100       7,399
Minority interest...........       --           --         373(p)      373
                               -------      -------     ------     -------
Income (loss) before income
 taxes......................     8,332       (2,033)     1,473       7,772
(Provision) benefit for
 income taxes...............    (3,128)         --         210(k)   (2,918)
                               -------      -------     ------     -------
Net income..................   $ 5,204      $(2,033)    $1,683     $ 4,854
                               =======      =======     ======     =======
Weighted average common
 shares outstanding.........     7,716 (t)                           7,716 (t)
                               =======                             =======
Net income per common
 share......................   $   .67                             $   .63
                               =======                             =======

                           MARKWEST HYDROCARBON, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                              (PRO FORMA COMBINED)

                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                       ($000S, EXCEPT PER SHARE AMOUNTS)

                                                         BASIN
                                                       PIPELINE
                                                      ACQUISITION
                                           HISTORICAL ADJUSTMENTS    PRO
                             PRO FORMA,      BASIN      @ 5.3%      FORMA
                             AS ADJUSTED    PIPELINE   OWNERSHIP   COMBINED
                             -----------   ---------- -----------  --------
Revenues:
Plant revenue...............   $18,045       $ --        $ --      $18,045
Terminal and marketing
 revenue....................     9,831         --          --        9,831
Oil and gas and other
 revenue....................       744         534         --        1,278
                               -------       -----       -----     -------
Total revenue...............    28,620         534         --       29,154
                               -------       -----       -----     -------
Costs and Expenses:
Plant feedstock purchases...     8,538         --          --        8,538
Terminal and marketing
 purchases..................     8,683         --          --        8,683
Operating expenses..........     2,979         295         --        3,274
General and administrative
 expenses...................     2,140          72         --        2,212
Depreciation, depletion and
 amortization...............     1,326         380         427 (r)   2,133
                               -------       -----       -----     -------
Total costs and expenses....    23,666         747         427      24,840
                               -------       -----       -----     -------
Earnings (loss) from
 operations.................     4,954        (213)       (427)      4,314
Interest income (expense),
 net........................        43        (516)        516 (q)    (554)
                                                          (597)(s)
                               -------       -----       -----     -------
                                 4,997        (729)       (508)      3,760
Minority interest...........       --          --        1,171 (p)   1,171
                               -------       -----       -----     -------
Income (loss) before income
 taxes......................     4,997        (729)        663       4,931
(Provision) benefit for
 income taxes...............    (1,859)        --           24 (k)  (1,835)
                               -------       -----       -----     -------
Pro forma net income........   $ 3,138       $(729)      $ 687     $ 3,096
                               =======       =====       =====     =======
Weighted average common
 shares outstanding.........     8,148 (t)                           8,148 (t)
                               =======                             =======
Net income per common
 share......................   $   .39                             $   .38
                               =======                             =======

                           MARKWEST HYDROCARBON, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                              (PRO FORMA COMBINED)

                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                       ($000S, EXCEPT PER SHARE AMOUNTS)

                                                         BASIN
                                                       PIPELINE
                                                      ACQUISITION
                                           HISTORICAL ADJUSTMENTS    PRO
                             PRO FORMA,      BASIN       @ 60%      FORMA
                             AS ADJUSTED    PIPELINE   OWNERSHIP   COMBINED
                             -----------   ---------- -----------  --------
Revenues:
Plant revenue...............   $18,045       $ --        $--       $18,045
Terminal and marketing
 revenue....................     9,831         --         --         9,831
Oil and gas and other
 revenue....................       744         534        --         1,278
                               -------       -----       ----      -------
Total revenue...............    28,620         534        --        29,154
                               -------       -----       ----      -------
Costs and Expenses:
Plant feedstock purchases...     8,538         --         --         8,538
Terminal and marketing
 purchases..................     8,683         --         --         8,683
Operating expenses..........     2,979         295        --         3,274
General and administrative
 expenses...................     2,140          72        --         2,212
Depreciation, depletion and
 amortization...............     1,326         380        427 (r)    2,133
                               -------       -----       ----      -------
Total costs and expenses....    23,666         747        427       24,840
                               -------       -----       ----      -------
Earnings (loss) from
 operations.................     4,954        (213)      (427)       4,314
Interest income (expense),
 net........................        43        (516)       516 (q)     (554)
                                                         (597)(s)
                               -------       -----       ----      -------
                                 4,997        (729)      (508)       3,760
Minority interest...........       --          --         495 (p)      495
                               -------       -----       ----      -------
Income (loss) before income
 taxes......................     4,997        (729)       (13)       4,255
(Provision) benefit for
 income taxes...............    (1,859)        --         276 (k)   (1,583)
                               -------       -----       ----      -------
Pro forma net income........   $ 3,138       $(729)      $263      $ 2,672
                               =======       =====       ====      =======
Weighted average common
 shares outstanding.........     8,148 (t)                           8,148 (t)
                               =======                             =======
Net income per common
 share......................   $   .39                             $   .33
                               =======                             =======

                          MARKWEST HYDROCARBON, INC.

   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------
(a) Represents the estimated deferred taxes to be recorded when the Partnership reorganizes into a corporation and, consequently, becomes a taxable entity.
(b) Represents receipt of cash from employees who financed their acquisition of stock with notes receivable and proceeds received upon exercise of options.
(c) Represents the use of cash, together with net proceeds of the Offering, to retire debt of $22.4 million, including the debt incurred to fund the $10.0 million Partnership Distribution.
(d) Represents debt incurred to fund the Partnership Distribution.
(e) Represents decreases in partners' capital resulting from the Partnership Distribution and the deferred taxes recorded upon the Reorganization (see
    (a) above), offset by increases resulting from cash received as described in (b) above.
(f) Represents the issuance of shares in exchange for the contribution of partners' capital.
(g) Reflects the retirement of existing debt with existing cash and proceeds from the Offering.
(h) Represents the issuance of shares for net proceeds from the Offering of $21.7 million.
(i) Represents the elimination of deferred offering costs and the related accrued liabilities because these have been reflected in the computation of net proceeds.
(j) Reflects the elimination of the historical interest expense of the Company because all outstanding debt is assumed to be retired with the proceeds of the Offering.
(k) Represents the income tax effects of the pro forma adjustments to income as well as the pro forma provision for income taxes assuming the Company will be a taxable entity after the reorganization.
(l) Reflects the planned increase in the investment in Basin Pipeline, L.L.C. of $16.2 million, funded by the $.3 million remaining cash after the Offering and $15.9 million in borrowings. While the planned investment is expected to be made through capital expenditures over a period of approximately 18 months, the entire amount is reflected as if it had been invested on June 30, 1996 for purposes of the pro forma balance sheet at that date and as if it had been invested on January 1, 1995 for purposes of the pro forma statements of operations for the year ended December 31, 1995 and for the six months ended June 30, 1996. Since the assets will be under construction for approximately 12 months, no depreciation expense has been recorded for the year ended December 31, 1995 and all interest expense assumed to be incurred during 1995 ($1.2 million using an interest rate of 7.5%) has been capitalized. A change of .125% in the assumed interest rate would result in an increase or decrease of $20,000 in the amount of capitalized interest. Finally, while the planned investment will be made in increments through capital expenditures and may never be made up to the $16.2 million level, the full amount, which represents a 60% interest in Basin, has been reflected for pro forma purposes.
(m) Represents reclassification of the initial investment in Basin from other assets to property, plant and equipment.
(n) Represents the elimination of the book equity accounts of Basin.
(o) Represents the 40% minority interest in Basin, assuming the Company owns 60% of Basin as discussed in (l) above.
(p) Represents the 40% minority interest impact of the Basin adjustments.
(q) Represents the elimination of the historical interest expense of Basin because all debt of Basin was forgiven prior to and as a condition of the Company's investment in Basin.
(r) Represents depreciation expense on the property, plant and equipment constructed with the amounts invested by the Company, assuming such assets were under construction for all of 1995 and were placed in service effective January 1, 1996. The total cost of the assets constructed is estimated to be $18.0 million, including $1.2 million of capitalized interest, and is depreciated using the straight-line method over the estimated useful life of the assets of 20 years. The historical depreciation expense of Basin was not adjusted to reflect the new basis of the assets resulting from the acquisition because such adjustment was not material.
(s) Represents interest expense at 7.5% on the amount assumed to be borrowed in conjunction with the Basin acquisition (see (l) above). A change of .125% in the assumed interest rate would result in an increase or decrease in interest expense of $10,000.
(t) Represents the weighted average number of common shares outstanding during the applicable period, which is computed by adding the number of common and common equivalent shares issued in the Reorganization, which are assumed to be outstanding for all periods presented, to the number of shares issued in the Offering for which the net proceeds will be used to repay average outstanding indebtedness during the applicable period, including the indebtedness incurred to fund the Partnership Distribution.
(u) The Company's investment is in West Shore Processing Company, LLC, which owns assets other than its investment in Basin. However, such assets are of minimal value and, consequently, have not been reflected in the unaudited pro forma condensed consolidated financial statements.

     At the top center of the inside back cover page, within a text box, is the phrase "The Critical Link between the Gas Well and the Market is provided by" followed by the MarkWest logo.

     Below that, arranged from left to right on the page are several icons depicting five different phases of natural gas lifecycle, beginning with "Exploration & Production" and ending with "End-Use Customers."

     The following icons and narrative descriptions are included on the page:
Natural Gas Wellhead icon labeled "Exploration & Production" followed by two narrative phrases (3rd party natural gas production) and (planned exploration activity in Michigan); Pipeline icon labeled "Gas Gathering & Compression" followed by two narrative phrases (31 mile regulated pipeline in Michigan) and (50+ mile Michigan planned expansion); Natural Gas Refinery Plant icon labeled "Gas Processing Services" followed by four narrative phrases (2 extraction plants in Appalachia), (1 NGL Fractionator in Appalachia), (38 mile NGL pipeline in Appalachia) and (1 planned Extraction/Fractionation plant in Michigan); Barge, train car and tanker truck icons labeled "Marketing Services" followed by six narrative phrases (West Memphis, AR Terminal), (Church Hill, TN Terminal), (Mined Siloam, KY Caverns), (7 owned LPG transport trailers), (Fleet of 70+ rail cars) and (Marketing contracts & programs); and House, factory and home propane storage tank icons labeled "End-Use Customers" followed by four narrative phrases (Gas Consumers), (Petrochemical Plants), (Refineries) and (LPG Fuel Users).

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 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-
MATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTI-TUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COM-PANY SINCE THE DATE HEREOF.


                                ---------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  10
Reorganization...........................................................  17
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Dilution.................................................................  19
Capitalization...........................................................  20
Selected Consolidated Financial and Other Information....................  21
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  23
Business.................................................................  30
Management...............................................................  46
Certain Transactions.....................................................  52
Principal Stockholders...................................................  55
Description of Capital Stock.............................................  57
Shares Eligible for Future Sale..........................................  59
Underwriting.............................................................  60
Legal Matters............................................................  61
Experts..................................................................  61
Additional Information...................................................  62
Financial Statements..................................................... F-1

                                ---------------

  UNTIL NOVEMBER 4, 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                       [LOGO OF MARKWEST APPEARS HERE]
                          MARKWEST HYDROCARBON, INC.

                                ---------------

                               2,400,000 SHARES

                                 COMMON STOCK

                                  PROSPECTUS

                                OCTOBER 9, 1996

                                ---------------

                            DILLON, READ & CO. INC.

                           GEORGE K. BAUM & COMPANY

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